        AS FILED WITH THE SECURITIES EXCHANGE COMMISSION ON MAY 27, 1998


                                                      REGISTRATION NO. 333-50431
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          ---------------------------
                                AMENDMENT NO. 1
                                       TO

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                          ---------------------------
                      KINDER MORGAN ENERGY PARTNERS, L.P.
             (Exact name of registrant as specified in its charter)

                          DELAWARE                                                    76-0380342
                (State or other jurisdiction                                       (I.R.S. Employer
             of incorporation or organization)                                  Identification Number)

                      KINDER MORGAN ENERGY PARTNERS, L.P.
                        1301 MCKINNEY STREET, SUITE 3450
                              HOUSTON, TEXAS 77010
                                 (713) 844-9500
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 CLARE H. DOYLE
                      KINDER MORGAN ENERGY PARTNERS, L.P.
                        1301 MCKINNEY STREET, SUITE 3450
                              HOUSTON, TEXAS 77010
                                 (713) 844-9500
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                          ---------------------------

                                    Copy to:

                      GEORGE E. RIDER                                            MICHAEL ROSENWASSER
                   PATRICK J. RESPELIERS                                       WILLIAM N. FINNEGAN, IV
                  MORRISON & HECKER L.L.P.                                      ANDREWS & KURTH L.L.P.
                     2600 GRAND AVENUE                                           425 LEXINGTON AVENUE
                KANSAS CITY, MISSOURI 64108                                       NEW YORK, NY 10017


                          ---------------------------
   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable following the effective date of this Registration Statement.
                          ---------------------------
   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [ ]
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
   If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act of 1933, please check the following box. [ ]


                        CALCULATION OF REGISTRATION FEE


======================================================================================================================
                                                                          PROPOSED MAXIMUM        PROPOSED MAXIMUM
        TITLE OF SECURITIES                    AMOUNT TO BE              OFFERING PRICE PER      AGGREGATE OFFERING
         TO BE REGISTERED                       REGISTERED                      UNIT                    PRICE
----------------------------------------------------------------------------------------------------------------------
Common Units.......................        100,000 Common Units               $36.97(1)             $3,697,000(1)
----------------------------------------------------------------------------------------------------------------------
Common Units.......................     6,445,578 Common Units(3)             $36.00(4)            $232,040,808(4)
----------------------------------------------------------------------------------------------------------------------
Common Units.......................      929,422 Common Units(5)           Not Applicable          Not Applicable
----------------------------------------------------------------------------------------------------------------------
Total..............................       7,475,000 Common Units           Not Applicable          Not Applicable
======================================================================================================================

===================================  =======================

        TITLE OF SECURITIES                 AMOUNT OF
         TO BE REGISTERED               REGISTRATION FEE
-----------------------------------  -----------------------
Common Units.......................       $1,090.58(2)
------------------------------------------------------------
Common Units.......................        $68,452.04
------------------------------------------------------------
Common Units.......................       $9,807.82(5)
------------------------------------------------------------
Total..............................       $79,350.44(5)
============================================================



(1) Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act of 1933, as amended, and Rule 457(c) thereunder, based on the average of the high and low prices of the Units reported in the consolidated reporting system of the New York Stock Exchange on April 14, 1998.


(2) Previously paid.


(3) Includes 975,000 Units to be issued if the Underwriters' over allotment option is exercised in full. See "Underwriting."


(4) Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act of 1933, as amended, and Rule 457(c) thereunder, based on the average of the high and low prices of the Units reported in the consolidated reporting system of the New York Stock Exchange on May 26, 1998.


(5) Pursuant to Rule 429, 929,422 of the Common Units included in this Registration Statement also relate to 929,422 of the Common Units registered under Registration Statement on Form S-4 (File No. 333-46709) filed with the Securities and Exchange Commission on February 23, 1998. A registration fee of $9,807.82 has already been paid with respect to such 929,422 Common Units.


                          ---------------------------

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED MAY 27, 1998


                             6,500,000 COMMON UNITS

                     REPRESENTING LIMITED PARTNER INTERESTS

                              [KINDER MORGAN LOGO]


                          ---------------------------


     Of the 6,500,000 common units ("Units") representing limited partner interests in Kinder Morgan Energy Partners, L.P. (the "Partnership") offered hereby, 5,570,578 Units are being sold by the Partnership and 929,422 Units are being sold by the Selling Unitholders (as defined herein), each of whom acquired such Units pursuant to the VRED Exchange (as defined herein). See "Selling Unitholders." The Partnership will not receive any of the proceeds from the sale of the Units being sold by the Selling Unitholders.



     The last reported sales price of the Units on May 26, 1998, as reported on the New York Stock Exchange ("NYSE") Composite Transactions tape, was $36.00 per Unit. See "Price Range of Units and Distribution Policy."



     FOR A DISCUSSION OF THE MATERIAL RISKS REGARDING AN INVESTMENT IN THE UNITS AND THE BUSINESS AND OPERATIONS OF THE PARTNERSHIP THAT SHOULD BE EVALUATED BEFORE INVESTING IN THE UNITS, SEE "RISK FACTORS" COMMENCING ON PAGE 7.

                          ---------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                    ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                          ---------------------------


                                    INITIAL PUBLIC     UNDERWRITING       PROCEEDS TO    PROCEEDS TO SELLING
                                    OFFERING PRICE      DISCOUNT(1)     PARTNERSHIP(2)      UNITHOLDERS(2)
                                    --------------     ------------     --------------   -------------------
Per Unit..........................         $                 $                 $                  $
Total(3)..........................         $                 $                 $                  $


---------------

(1) The Partnership and the Selling Unitholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting estimated expenses of $          payable by the Partnership
    and $          payable by the Selling Unitholders.


(3) The Partnership has granted to the Underwriters an option for 30 days to purchase up to an additional 975,000 Units at the initial offering price per Unit, less the underwriting discounts, solely to cover over-allotments, if any. If such option is exercised in full, the total initial public offering price, underwriting discounts and proceeds to the Partnership will be
    $          , $          and $          , respectively. See "Underwriting."

                          ---------------------------

     The Units offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the Units will be ready for delivery in New York, New York on or about
            , 1998, against payment therefor in immediately available funds.


GOLDMAN, SACHS & CO.                                    PAINEWEBBER INCORPORATED



           PRUDENTIAL SECURITIES INCORPORATED


                           DAIN RAUSCHER WESSELS


                              A DIVISION OF DAIN
                            RAUSCHER INCORPORATED


                                             HOWARD, WEIL, LABOUISSE, FRIEDRICHS


                                                     INCORPORATED



                                                               WHEAT FIRST UNION

                          ---------------------------


           The date of this Prospectus is                    , 1998.

                        [MAP OF PARTNERSHIP PROPERTIES]

             [AERIAL PHOTOGRAPH OF KINDER MORGAN PHOENIX TERMINAL]


     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE UNITS, INCLUDING OVERALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                             AVAILABLE INFORMATION



     The Partnership has filed with the Securities and Exchange Commission (the "SEC") in Washington, D.C., a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered by this Prospectus. Certain of the information contained in the Registration Statement is omitted from this Prospectus, and reference is hereby made to the Registration Statement and exhibits and schedules relating thereto for further information with respect to the Partnership and the securities offered by this Prospectus. The Partnership is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy and information statements and other information with the SEC. Such reports, statements and other information are available for inspection at, and copies of such materials may be obtained upon payment of the fees prescribed therefor by the rules and regulations of the SEC from, the Public Reference Section of the SEC at its principal offices located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and at Seven World Trade Center, 13th Floor, New York, New York 10048. In addition, the Units are traded on the NYSE, and such reports, statements and other information may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10002. The SEC maintains an Internet Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of such Internet Web site is http://www.sec.gov.


     The Partnership will furnish to record holders of Units within 120 days after the close of each calendar year, an annual report containing audited financial statements and a report thereon by its independent public accountants. The Partnership will also furnish each Unit holder with tax information within 90 days after the close of each taxable year of the Partnership.

                       INCORPORATION OF CERTAIN DOCUMENTS


     The following documents filed with the Commission by the Partnership (File No. 1-11234) pursuant to the Exchange Act are hereby incorporated herein by reference:

          1. The Partnership's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (the "Form 10-K");

          2. The Partnership's Quarterly Report on Form 10-Q for the three months ended March 31, 1998; and

          3. The Partnership's Current Report on Form 8-K dated March 5, 1998, as amended.


     The description of the Units which is contained in the Partnership's registration statement on Form S-1 (File No. 33-48142) under the Securities Act filed on June 1, 1992, including any amendment or reports filed for the purpose of updating such description, is incorporated herein by reference.

     All documents filed by the Partnership pursuant to Section 13(e), 13(c), 14 or 15(d) of the Exchange Act, after the date of this Prospectus shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus, or in any other subsequently filed document which also is or is deemed to be incorporated by reference, modifies or replaces such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Partnership undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates. Written or oral requests for such copies should be directed to: Kinder Morgan Energy Partners, L.P., 1301 McKinney Street, Suite 3450, Houston, Texas 77010, Attention: Carol Haskins, telephone
(713) 844-9500.

                INFORMATION REGARDING FORWARD LOOKING STATEMENTS


     This Prospectus and the documents incorporated herein by reference include forward looking statements. These forward looking statements are identified as any statement that does not relate strictly to historical or current facts. They use words such as "anticipates," "estimates," "expects," "plans," "will" and other words and phrases of similar meaning. Although the Partnership believes that its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved. Such forward looking statements involve known and unknown risks and uncertainties. Given these uncertainties, prospective investors are cautioned not to rely on such forward looking statements. The Partnership's actual actions or results may differ materially from those discussed in the forward looking statements. Specific factors which could cause actual results to differ from those in the forward looking statements, include, among others:


          - price trends and overall demand for natural gas liquids ("NGLs"), refined petroleum products, carbon dioxide ("CO(2)") and coal in the United States (which may be affected by general levels of economic activity, weather, alternative energy sources, conservation and technological advances);

          - changes in the Partnership's tariff rates set by the Federal Energy Regulatory Commission ("FERC") and the California Public Utilities Commission ("CPUC");

          - the Partnership's ability to integrate the acquired operations of Santa Fe Pacific Pipeline Partners, L.P. ("Santa Fe") (and other future acquisitions) into its existing operations;

          - with respect to the Partnership's coal terminals, the ability of railroads to deliver coal to the terminals on a timely basis;

          - the Partnership's ability to successfully identify and close strategic acquisitions and realize cost savings;

          - the discontinuation of operations at major end-users of the products transported by the Partnership's liquids pipelines (such as refineries, petrochemical plants, or military bases); and

          - the condition of the capital markets and equity markets in the United States.


     In addition, the availability to a Unitholder of the federal income tax benefits of an investment in the Partnership largely depends on the classification of the Partnership as a partnership for that purpose. The Partnership will rely on an opinion of counsel, and not a ruling from the Internal Revenue Service, on that issue and others relevant to a Unitholder.



     For additional information which could affect the forward looking statements, see "Risk Factors" listed on page 7 of this Prospectus and "Risk Factors" included in the Partnership's Annual Report on Form 10-K, which is incorporated herein by reference. The Partnership disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward looking statements included or incorporated by reference herein to reflect future events or developments.


     The information referred to above should be considered by potential investors when reviewing any forward looking statements contained in this Prospectus, in any documents incorporated herein by reference, in any of the Partnership's public filings or press releases or in any oral statements made by the Partnership or any of its officers or other persons acting on its behalf.

                                    SUMMARY


     The following is only a summary of certain information contained elsewhere in this Prospectus and does not purport to be complete. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained elsewhere in this Prospectus or incorporated herein by reference. As used in this Prospectus, the "Partnership" refers to Kinder Morgan Energy Partners, L.P., and, except where the context otherwise requires, its subsidiaries. Unless specifically stated otherwise, all information provided on a per Unit basis has been restated to give effect to the Partnership's 2-for-1 Unit split, which was effective October 1, 1997. Unless otherwise defined herein, capitalized terms used in this Summary have the meanings described elsewhere in this Prospectus. Prospective investors are urged to read this Prospectus in its entirety.


                                THE PARTNERSHIP


     Kinder Morgan Energy Partners, L.P., a Delaware limited partnership (the "Partnership"), is a publicly traded master limited partnership ("MLP") formed in August 1992. The Partnership manages a diversified portfolio of midstream energy assets, including six refined products/liquids pipeline systems containing over 5,000 miles of trunk pipeline (the "Liquids Pipelines") and 21 truck loading terminals. The Partnership also owns two coal terminals, a 20% interest in a joint venture with affiliates of Shell Oil Company ("Shell"), which produces, markets and delivers CO(2) for enhanced oil recovery ("Shell CO(2) Company"), and a 25% interest in a Y-grade fractionation facility. The Partnership is the largest pipeline MLP and has the second largest products pipeline system in the United States in terms of volumes delivered.



     The Partnership's objective is to operate as a low-cost, growth-oriented MLP by reducing operating expenses, better utilizing and expanding its asset base and making selective, strategic acquisitions that are accretive to Unitholder distributions. The Partnership regularly evaluates potential acquisitions of complementary assets and businesses, although there are currently no agreements or commitments with respect to any material acquisition. The General Partner's incentive distributions provide it with a strong incentive to increase Unitholder distributions through successful management and growth of the Partnership's business. The success of this strategy was demonstrated in the first quarter of 1998 and in 1997 as net income (before extraordinary items) grew by 307% and 49%, respectively, over the first quarter of 1997 and the 1996 fiscal year, respectively. As a result of this strong financial performance, the Partnership was able to increase its distribution to Unitholders by 90% from an annualized rate of $1.26 per Unit at year-end 1996 to an annualized rate of $2.40 per Unit commencing in the second quarter of 1998, as announced on May 13, 1998.



     On March 6, 1998, the Partnership acquired substantially all of the assets of Santa Fe Pacific Pipeline Partners, L.P. ("Santa Fe"), which assets currently comprise the Partnership's Pacific Operations, for an aggregate consideration of approximately $1.4 billion consisting of approximately 26.6 million Units, $84.4 million in cash and the assumption of certain liabilities. On March 5, 1998, the Partnership contributed its 157 mile Central Basin CO(2) Pipeline and approximately $25.0 million in cash for a 20% limited partner interest in Shell CO(2) Company.


     The Partnership's operations are grouped into three reportable business segments: Liquids Pipelines; Coal Transfer, Storage and Services; and Gas Processing and Fractionation.

LIQUIDS PIPELINES

     The Liquids Pipelines segment includes both interstate common carrier pipelines regulated by FERC and intrastate pipeline systems, which are regulated by the CPUC in California. Products transported on the Liquids Pipelines include refined petroleum products, NGLs and CO(2). The Liquids Pipelines segment conducts operations through two geographic divisions: Kinder Morgan Pacific Operations and Kinder Morgan Mid-Continent Operations.

     PACIFIC OPERATIONS. The Pacific Operations include four pipeline systems which transport approximately one million barrels per day of refined petroleum products such as gasoline, diesel and jet fuel, and 13 truck loading terminals. These operations serve approximately 44 customer-owned terminals, three commercial airports and 12 military bases in six western states. Pipeline transportation of gasoline and jet fuel has a direct correlation with changing demographics, and the Partnership serves, directly or indirectly, some of the fastest growing populations in the United States, such as Los Angeles and Orange, California, Las Vegas, Nevada and Tucson and Phoenix, Arizona. The Pacific Operations transport, directly or indirectly, virtually all of the refined products utilized in Arizona and Nevada, together with the majority of refined products utilized in California. The Partnership plans to expand its presence in these rapidly growing markets in the western United States through accretive acquisitions and incremental expansions of the Pacific Operations. In the near term, the Partnership expects to realize $15-20 million per year in cost savings through elimination of redundant general and administrative and other expenses following the acquisition of Santa Fe.


     MID-CONTINENT OPERATIONS. The Mid-Continent Operations consist of two pipeline systems (the North System and the Cypress Pipeline), the Partnership's interest in Shell CO(2) Company and a 50% interest in Heartland Pipeline Company.


     The North System includes a 1,600 mile NGL and refined products pipeline which is a major transporter of products between the NGL hub in Bushton, Kansas and industrial consumers such as refineries and petrochemical plants in the Chicago, Illinois area. In addition, the North System has eight truck loading terminals, which primarily deliver propane throughout the upper midwest, and approximately 3 million barrels of storage capacity. Since the North System serves a relatively mature market, the Partnership intends to focus on increasing throughput by remaining a reliable, cost-effective provider of transportation services and by continuing to increase the range of products transported and services offered.


     The Cypress Pipeline is a 100 mile NGL pipeline originating in the NGL hub in Mont Belvieu, Texas, which serves a major petrochemical producer in Lake Charles, Louisiana. The bulk of the capacity of this pipeline is under a long term ship or pay contract with this producer.


     Shell CO(2) Company is a leader in the production, transportation and marketing of CO(2) and serves oil producers, primarily in the Permian Basin of Texas and the Oklahoma panhandle, utilizing enhanced oil recovery programs. With ownership interests in two CO(2) domes, two CO(2) trunklines, and a distribution pipeline running throughout the Permian Basin, Shell CO(2) Company can deliver over 1 billion cubic feet of CO(2) per day. Within the Permian Basin, Shell CO(2) Company offers its customers "one-stop shopping" for CO(2) supply, transportation and technical service. Outside the Permian Basin, Shell CO(2) Company intends to compete aggressively for new supply and transportation projects which the Partnership believes will arise as other United States oil producing basins mature and make the transition from primary production to enhanced recovery methods.


     The Heartland Pipeline Company transports refined petroleum products over the North System from refineries in Kansas and Oklahoma to a Conoco terminal in Lincoln, Nebraska and Heartland's terminal in Des Moines, Iowa. Demand for, and supply of, refined petroleum products in the geographic regions served by Heartland directly affect the volume of refined petroleum products it transports.

COAL TRANSFER, STORAGE AND SERVICES


     The Coal Transfer, Storage and Services segment consists of two coal terminals with capacity to transload approximately 40 million tons of coal annually. The Cora Terminal is a high-speed, rail-to-barge coal transfer and storage facility located on the upper Mississippi River near Cora, Illinois.

The Grand Rivers Terminal, located on the Tennessee River near Paducah, Kentucky, is a modern, high-speed coal handling terminal featuring a direct dump train-to-barge facility, a bottom dump train-to-storage facility, a barge unloading facility and a coal blending facility. A majority of the coal loaded through these terminals is low sulfur western coal. The Partnership believes demand for this coal should increase due to the provisions of the Clean Air Act Amendments of 1990 mandating decreased sulfur emissions from power plants. This low sulfur coal is often blended at the terminals with higher sulfur/higher Btu Illinois Basin Coal. The Partnership's modern blending facilities and rail access to low sulfur western coal enable it to offer higher margin services to its customers as compared to margins achieved for non-blending, transloading facilities. Through the Partnership's Red Lightning Energy Services unit, the Partnership markets specialized coal services for both the Cora Terminal and the Grand Rivers Terminal.


GAS PROCESSING AND FRACTIONATION


     The Gas Processing and Fractionation segment consists of (i) the Partnership's 25% interest in the Mont Belvieu Fractionator and (ii) the Painter Gas Processing Plant. The Mont Belvieu Fractionator is a full service fractionating facility with capacity of approximately 200,000 barrels per day. Located in proximity to major end-users of its products, the Mont Belvieu Fractionator has consistent access to the largest domestic market for NGL products, as well as to deepwater port loading facilities via the Port of Houston, allowing access to import and export markets. The Painter Gas Processing Plant includes a natural gas processing plant, a nitrogen rejection fractionation facility, an NGL terminal and interconnecting pipelines with truck and rail loading facilities. Most of the Painter facilities are leased to Amoco under a long term arrangement.


                                  THE OFFERING


Units offered by the Partnership....     5,570,578 Units(1)



Units offered by the Selling
Unitholders.........................     929,422 Units



Units to be outstanding after the
offering............................     46,297,704 Units(1)(2)(3)



Use of proceeds.....................     Repayment of outstanding indebtedness
                                         under the Credit Facility (as defined).
                                         Amounts repaid under the Credit
                                         Facility may be reborrowed for any
                                         proper partnership purpose, including
                                         the financing of future acquisitions.
                                         See "Use of Proceeds."


NYSE symbol.........................     ENP
---------------

(1) Assumes the Underwriters' overallotment option is not exercised. See "Underwriters."


(2) Excludes 134,500 Units issuable, subject to vesting, upon the exercise of options outstanding granted by the Partnership.



(3) Includes approximately 68,000 Units to be cancelled in connection with the VRED Exchange.

    SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND HISTORICAL OPERATING DATA


     The following tables set forth, for the periods and at the dates indicated, summary historical financial and operating data for the Partnership and Santa Fe and pro forma financial data for the Partnership after giving effect to the acquisition of Santa Fe, the formation of Shell CO(2) Company and the refinancing of certain indebtedness. The data in the tables is derived from and should be read in conjunction with the historical financial statements, including the notes thereto, of the Partnership and Santa Fe incorporated by reference, and the selected historical financial and operating information included elsewhere in this Prospectus. The pro forma financial data give effect to the acquisition of the assets of Santa Fe and the formation of Shell CO(2) Company as if they had taken place at December 31, 1997 for balance sheet purposes and as of January 1, 1997 for the twelve month income statement period ended December 31, 1997 and the three month income statement period ended March 31, 1998, and should be read in conjunction with the unaudited pro forma financial statements of the Partnership set forth in and incorporated by reference in this Prospectus.


THE PARTNERSHIP


                                                    HISTORICAL                                   PRO FORMA
                              ------------------------------------------------------   ------------------------------
                                        YEAR ENDED                 THREE MONTHS
                                       DECEMBER 31,               ENDED MARCH 31,       YEAR ENDED     THREE MONTHS
                              ------------------------------   ---------------------   DECEMBER 31,   ENDED MARCH 31,
                                1995       1996       1997       1997      1998(7)         1997            1998
                              --------   --------   --------   --------   ----------   ------------   ---------------
                                                (IN THOUSANDS, EXCEPT PER UNIT AND OPERATING DATA)
INCOME AND CASH FLOW DATA:
  Revenues..................  $ 64,304   $ 71,250   $ 73,932   $ 19,132   $   36,741    $  318,347       $ 75,988
  Cost of product sold......     8,020      7,874      7,154      2,161          853         7,154            853
 Operating and maintenance..    15,928     22,347     17,982      4,739        7,839        76,942         28,410
  Environmental and
    litigation costs........        --         --         --         --           --         8,000             --
  Fuel and power............     3,934      4,916      5,636      1,705        3,145        26,310          3,145
  Depreciation and
    amortization............     9,548      9,908     10,067      2,555        4,719        41,379          9,567
  General and
    administrative..........     8,739      9,132      8,862      2,045        5,094        27,482          3,782
                              --------   --------   --------   --------   ----------    ----------       --------
  Operating income..........    18,135     17,073     24,231      5,927       15,091       131,080       $ 30,231
  Equity in earnings of
    partnerships............     5,755      5,675      5,724        839        5,282         5,724          5,282
  Interest expense..........   (12,455)   (12,634)   (12,605)    (3,283)      (5,903)      (53,074)       (12,168)
  Other income (expense)....     1,311      3,129       (353)       120         (506)          (21)          (240)
  Income tax (provision)
    benefit.................    (1,432)    (1,343)       740       (175)          --           740             --
  Extraordinary charge on
    early extinguishment of
    debt....................        --         --         --         --      (13,611)           --        (13,611)
                              --------   --------   --------   --------   ----------    ----------       --------
  Net income................  $ 11,314   $ 11,900   $ 17,737   $  3,428   $      353    $   84,449       $  9,494
                              ========   ========   ========   ========   ==========    ==========       ========
  Net income per Unit(1)....  $    .85   $    .90   $   1.02   $   0.26   $    (0.12)   $     1.80       $    .10
                              ========   ========   ========   ========   ==========    ==========       ========
  Cash distributions paid
    per Unit................  $   1.26   $   1.26   $   1.63   $   .315   $    .5625
                              ========   ========   ========   ========   ==========
  Additions to property,
    plant and
    equipment(2)............  $  7,826   $  8,575   $  6,884   $    713   $    4,359
BALANCE SHEET DATA (AT
  PERIOD END):
  Net property, plant and
    equipment...............  $236,854   $235,994   $244,967   $234,260   $1,664,214    $1,597,559
  Total assets..............   303,664    303,603    312,906    302,822    1,911,177     1,821,000
  Long-term debt............   156,938    160,211    146,824    160,214      636,652       610,747
  Partners' capital.........   123,116    118,344    150,224    121,772    1,083,636     1,074,856

                                                                                  HISTORICAL
                                                             ----------------------------------------------------
                                                                       YEAR ENDED                THREE MONTHS
                                                                      DECEMBER 31,              ENDED MARCH 31,
                                                             ------------------------------   -------------------
                                                               1995       1996       1997       1997     1998(7)
                                                             --------   --------   --------   --------   --------
                                                              (IN THOUSANDS, EXCEPT PER UNIT AND OPERATING DATA)
OPERATING DATA:
  Liquids pipelines transportation volumes -- thousand
    barrels ("MBbls")......................................    41,613     46,601     46,309     11,967     11,816
  NGL fractionation volumes (MBbls)(3).....................    59,546     59,912     71,686     17,280     18,105
  Gas processing volumes -- million cubic feet per day
    ("MMcf/d")(4)..........................................        34         14         --         --         --
  NGL revenue volumes (MBbls)(5)...........................       477      1,638        395        397         --
  CO(2) transportation volumes -- billion cubic feet
    ("Bcf")................................................        44         63         76         17         24
  Coal transport volumes -- thousand tons ("Mtons")(6).....     6,486      6,090      9,087      1,712      2,964


---------------

(1) Represents net income per Unit adjusted for the 2-for-1 split of Units effective on October 1, 1997. Allocation of net income per Unit was computed by dividing the interest of the holders of Units in net income by the weighted average number of Units outstanding during the period.


(2) Additions to property, plant and equipment for 1997 excludes the $11,688 of assets acquired in the September 1997 Grand Rivers Terminal acquisitions.


(3) Represents total volumes for the Mont Belvieu Fractionator and the Painter Plant.

(4) Represents the volumes of the gas processing portion of the Painter Plant, which has been operationally idle since June 1996.


(5) Represents the volumes of the Bushton facility (beginning in October 1995).


(6) Represents the volumes of the Cora Terminal, excluding ship or pay volumes of 252 Mtons for 1996 and the Grand Rivers Terminal from September 1997.


(7) Includes results of operations for the Pacific Operations from March 6, 1998.

SANTA FE


                                                              YEAR ENDED DECEMBER 31,
                                                          --------------------------------
                                                            1995        1996        1997
                                                          --------    --------    --------
                                                           (IN THOUSANDS, EXCEPT PER UNIT
                                                                AND OPERATING DATA)
INCOME AND CASH FLOW DATA:
  Total revenues........................................  $233,677    $240,142    $244,415
  Operating expenses....................................    54,019      56,619      61,585
  Provisions for environmental and litigation costs.....    34,000      23,000       8,000
  Fuel and power........................................    21,715      21,062      20,674
  General and administrative............................    27,462      30,260      26,495
  Depreciation and amortization.........................    20,500      21,080      21,351
                                                          --------    --------    --------
  Operating income......................................    75,981      88,121     106,310
  Interest expense......................................    37,247      36,518      35,922
  Other income (expense), net...........................     1,633         672        (941)
                                                          --------    --------    --------
  Net income............................................  $ 40,367    $ 52,275    $ 69,447
                                                          ========    ========    ========
PER UNIT DATA:
  Net income............................................  $   2.04    $   2.64    $   3.51
                                                          ========    ========    ========
  Cash distributions paid...............................  $   2.95    $   3.00    $   3.00
                                                          ========    ========    ========
CAPITAL EXPENDITURES:...................................  $ 31,431    $ 27,686    $ 24,934
BALANCE SHEET DATA (AT PERIOD END):
  Properties, plant and equipment, net..................  $623,318    $628,694    $629,365
  Total assets..........................................   720,854     725,818     726,722
  Long-term debt........................................   355,000     355,000     355,000
  Total partners' capital...............................  $270,065    $262,915    $272,937
OPERATING DATA:
  Delivered (MBbls).....................................   354,324     365,377     369,845
  Barrel miles (millions)...............................    50,010      51,827      53,046
  Total revenue per barrel..............................  $   0.66    $   0.66    $   0.66

                                  RISK FACTORS

     Prior to making an investment decision, prospective investors should carefully consider each of the following risk factors, together with other information set forth elsewhere in this Prospectus or incorporated herein by reference. A more detailed description of each of these risk factors, as well as other risk factors, is included in the Partnership's Annual Report on Form 10-K, which is incorporated herein by reference.


PENDING FERC AND CPUC PROCEEDINGS SEEK SUBSTANTIAL REFUNDS AND REDUCTIONS IN TARIFF RATES



     Various shippers have filed complaints before the FERC and the CPUC challenging certain pipeline tariff rates of the Partnership's Pacific Operations. The FERC complaints allege that such rates are not entitled to "grandfathered" status under the Energy Policy Act of 1992. The CPUC complaint generally challenges rates charged by the Pacific Operations for intrastate transportation of refined petroleum products in California and seeks prospective rate reductions. If such challenges before the FERC or the CPUC are upheld they could result in substantial rate refunds and prospective rate reductions, which could result in a material adverse effect on the Partnership's results of operations, financial condition, liquidity and funds available for distributions.


THE PARTNERSHIP MAY EXPERIENCE DIFFICULTIES INTEGRATING SANTA FE'S OPERATIONS AND REALIZING SYNERGIES

     The Partnership may incur costs or encounter other challenges not currently anticipated in integrating the acquired operations of Santa Fe into the Partnership, which may negatively affect its prospects. The integration of operations following the acquisition will require the dedication of management and other personnel which may temporarily distract their attention from the day-to-day business of the Partnership, the development or acquisition of new properties and the pursuit of other business acquisition opportunities.


POSSIBLE INSUFFICIENT CASH TO PAY ANNOUNCED LEVEL OF DISTRIBUTIONS

     The pro forma historical combined cash flow of the Partnership and Santa Fe for 1997 would not be sufficient to pay the Partnership's current announced distribution of $2.40 per year on all of its outstanding Units. The Partnership must realize anticipated cost savings resulting from the acquisition of Santa Fe and increase revenues in certain sectors in accordance with the Partnership's 1998 business plan, if it is to continue its current announced level of distributions. In addition, adverse changes in the Partnership's business, including the disruption of operations at major suppliers or end-users, may adversely affect distributions to Unitholders.


ISSUANCE OF UNITS TO HOLDERS OF VREDS MIGHT ADVERSELY AFFECT MARKET PRICE


     After giving effect to the sale of the Units offered hereby, the approximately 11,257,990 million Units to be delivered in the VRED Exchange (as defined) will represent approximately 24.3% of the total outstanding Units. Selling Unitholders who have exchanged VREDs (as defined) pursuant to the VRED Exchange may determine, for tax and other reasons, not to hold the Units on a long-term basis. The Partnership can make no predictions as to the effect, if any, that sales of such Units or the availability of such Units for sale might have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of the Units received in exchange for the VREDs could adversely affect prevailing market prices of the Units. This offering is being made, in part, to attempt to provide for an orderly distribution of such Units. However, as the holders of only approximately 8.2% of the Units delivered in the VRED Exchange are participating in the offering as Selling Unitholders, there can be no assurance that this offering will achieve its objective of providing for an orderly distribution of the Units to be received in the VRED Exchange. See "Selling Unitholders."

RISKS ASSOCIATED WITH LEVERAGE


     Substantially all of the Partnership's assets are pledged to secure its indebtedness. If the Partnership defaults in the payment of its indebtedness, the Partnership's lenders will be able to sell the Partnership's assets to pay the debt. In addition, the agreements relating to the Partnership's debt contain restrictive covenants which may in the future prevent the General Partner from taking actions that it believes are in the best interest of the Partnership. The agreements governing the Partnership's indebtedness generally prohibit the Partnership from making cash distributions to Unitholders more frequently than quarterly, from distributing amounts in excess of 100% of Available Cash (as defined in the Partnership Agreement) for the immediately preceding calendar quarter and from making any distribution to Unitholders if an event of default exists or would exist upon making such distribution.


POSSIBLE CHANGE OF CONTROL IF KMI DEFAULTS ON ITS DEBT


     Kinder Morgan, Inc. ("KMI"), the parent of the general partner, has pledged all of the stock of the General Partner to secure KMI's indebtedness. If KMI were to default in the payment of such debt, the lenders could acquire control of the General Partner.


THE PARTNERSHIP COULD HAVE SIGNIFICANT ENVIRONMENTAL COSTS IN THE FUTURE

     The Partnership could incur significant costs and liabilities in the event of an accidental leak or spill in connection with liquid petroleum products transportation and storage. In addition, it is possible that other developments, such as increasingly strict environmental laws and regulations, could result in significant increased costs and liabilities to the Partnership.

LOSS OF EASEMENTS FOR LIQUIDS PIPELINES


     A significant portion of the Liquids Pipelines are located on properties for which the Partnership has been granted an easement for the construction and operation of such pipelines. If any such easements were successfully challenged (or if any non-perpetual easement were to expire), the Partnership believes it will be able to exercise the power of eminent domain to obtain a new easement at a cost that would not have a material adverse effect on the Partnership, although no assurance in this regard can be given. The Partnership does not believe that Shell CO(2) Company has the power of eminent domain with respect to its CO(2) pipelines. The inability of the Partnership to exercise the power of eminent domain could disrupt the Liquids Pipelines' operations in those instances where the Partnership will not have the right through leases, easements, rights-of-way, permits or licenses to use or occupy the property used for the operation of the Liquids Pipelines and where the Partnership is unable to obtain such rights.


CHANGE IN MANAGEMENT OF SANTA FE ASSETS

     As a result of the Partnership's acquisition of Santa Fe, the assets of Santa Fe are under the ultimate control and management of different persons.

RISKS ASSOCIATED WITH SHELL CO(2) COMPANY

     The Partnership is entitled during the four year period ended December 31, 2002 to a fixed, quarterly distribution from Shell CO(2) Company, to the extent funds are available. If such amount exceeds the Partnership's proportionate share of distributions during such period, the Partnership would receive less than its proportionate share of distributions during the next two years (and could be required to return a portion of the distributions received during the first four years).

COMPETITION

     The Partnership is subject to competition from a variety of sources, including competition from alternative energy sources (which affect the demand for the Partnership's services) and other sources of transportation.

RISKS ASSOCIATED WITH THE PARTNERSHIP AGREEMENT AND STATE LAW

     There are various risks associated with the Partnership's Second Amended and Restated Agreement of Limited Partnership (the "Partnership Agreement"), including, among others:


     - Unitholders have limited voting rights. Unitholders do not have the ability to elect the management of the Partnership.



     - The vote of 66 2/3% of the Units is required to remove the General Partner, which means that it will be difficult to remove the General Partner if one or more Unitholders disagree with the General Partner.



     - The General Partner has the right to purchase all of the Units if at any time the General Partner and its affiliates own 80% or more of the outstanding limited partners interests. In addition, any Units held by a person (other than the General Partner and its affiliates) that owns 20% or more of the Units cannot be voted. The General Partner also has preemptive rights with respect to new issuances of Units. These provisions may make it more difficult for another entity to acquire control of the Partnership.


     - No limit exists on the number or type of additional limited partner interests that the Partnership may sell. A Unitholders' percentage interest in the Partnership is therefore potentially subject to significant dilution.


     - The Partnership Agreement purports to limit the General Partner's liability and fiduciary duties to the Unitholders.


     - Unitholders may be required to return funds that they knew were wrongfully distributed to them.

CONFLICTS OF INTEREST

     The General Partner may experience conflicts of interest with the Partnership, which could result in the General Partner taking actions that are not in the best interests of the Unitholders.

                                USE OF PROCEEDS


     The Partnership will receive no portion of the proceeds from the sale of the Units sold by the Selling Unitholders hereunder. The Partnership will use the proceeds from the sale of the Units sold by it in the offering to repay a portion of the borrowings under its $325 million revolving credit facility with Goldman Sachs Credit Partners L.P., as Syndication Agent, First Union National Bank, as Administrative Agent, and the other lenders that are a party to the facility (the "Credit Facility").



     Interest on loans under the Credit Facility accrues at the Partnership's option at a floating rate equal to either First Union National Bank's base rate (but not less than the Federal Funds Rate plus .5% per annum) or LIBOR plus a margin that will vary from .75% to 1.5% per annum depending upon the ratio of the Partnership's Funded Indebtedness to Cash Flow. Interest on advances is generally payable quarterly. Commencing in May 2000, the amount available under the Credit Facility reduces on a quarterly basis, with the final installment due in February 2005. Any borrowings under the Credit Facility repaid with the net proceeds from the sale of the Units sold by the Partnership in this offering may be reborrowed by the Partnership for any proper partnership purpose, including the financing of future acquisitions.



     As of May 26, 1998, the Partnership had borrowed under the Credit Facility a total of $257 million consisting of (i) approximately $142 million borrowed to refinance its First Mortgage Notes (as defined), including a make whole prepayment premium thereunder, and the bank credit facilities of Kinder Morgan Operating L.P. "A" ("OLP-A") and Kinder Morgan Operating L.P. "B" ("OLP-B") (the "Refinanced Indebtedness"); (ii) approximately $25 million borrowed to fund its cash investment in Shell CO(2) Company; and (iii) approximately $90 million borrowed to fund its acquisition of the general partner interest in Santa Fe and a portion of the transaction costs associated with the acquisition of Santa Fe. The Partnership will borrow approximately

$1.34 million under the Credit Facility to retire the VREDs that were not exchanged for Units in the VRED Exchange.


     The Partnership's First Mortgage Notes were incurred in connection with the original formation of the Partnership. The remainder of the Refinanced Indebtedness was incurred for working capital and general partnership purposes. The Partnership's First Mortgage Notes bore interest at a fixed rate of 8.79% per annum. The remaining Refinanced Indebtedness bore interest at varying rates (a weighted average rate of approximately 7.65% per annum as of December 31, 1997). The Partnership's First Mortgage Notes were payable in 10 equal annual installments of $11 million commencing in June 1998. The remaining Refinanced Indebtedness was scheduled to mature in 1999.

                  PRICE RANGE OF UNITS AND DISTRIBUTION POLICY

PRICE RANGE OF UNITS


     The following table sets forth certain information as to the sale prices per Unit as quoted on the NYSE, and distributions declared with respect to each calendar quarter, for each calendar year since the end of 1995, adjusted to give effect to the 2-for-1 split of Units effective October 1, 1997.



                                                              SALES PRICES
                                                           -------------------
                      CALENDAR YEAR                          HIGH       LOW      DISTRIBUTIONS
                      -------------                        --------   --------   -------------
1996
First Quarter............................................  $13.1875   $12.1875      $.3150
Second Quarter...........................................   13.0000    12.4375       .3150
Third Quarter............................................   14.0625    12.6875       .3150
Fourth Quarter...........................................   14.5625    12.8125       .3150
1997
First Quarter............................................  $21.3750   $13.6875      $.3150
Second Quarter...........................................   24.0625    19.2500       .5000
Third Quarter............................................   36.8750    23.9375       .5000
Fourth Quarter...........................................   41.2500    32.0000       .5625
1998
First Quarter............................................  $37.8750   $30.1250      $.5625
Second Quarter (through May 26, 1998)....................   38.1250    35.5625       .6000



     On May 26, 1998, the closing price for a Unit as reported on the NYSE Composite Transaction Tape was $36.00.


DISTRIBUTION POLICY


     The Partnership Agreement requires the Partnership to distribute 100% of "Available Cash" (as defined in the Partnership Agreement) to the Partners within 45 days following the end of each calendar quarter. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources -- Partnership Distributions." On May 13, 1998, the Partnership announced an increase in its quarterly distributions to $.60 per Unit beginning with the distribution for the second quarter of 1998. The Partnership currently expects that it will continue to pay comparable cash distributions in the future assuming no adverse change in the Partnership's operations, economic conditions and other factors. See "Risk Factors -- Possible Insufficient Cash to Pay Announced Level of Distributions."



     As of           , 1998, there were approximately                record
holders of the Partnership's Units and there were an estimated beneficial owners of Units, including Units held in street name.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Partnership at March 31, 1998 and as adjusted to give effect to the sale of 5,570,578 Units offered by the Partnership hereby, assuming a public offering price of $36.00 (the last reported sales price for the Units on May 26, 1998) and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Partnership. See "Use of Proceeds." In each case, the table assumes that the Underwriters' over-allotment option is not exercised. The table should be read in conjunction with the historical financial statements incorporated by reference herein and the pro forma financial statements and notes thereto included elsewhere in this Prospectus.



                                                                           MARCH 31, 1998
                                                              -----------------------------------------
                                                                                             PRO FORMA
                                                              HISTORICAL    ADJUSTMENTS     AS ADJUSTED
                                                              ----------   --------------   -----------
                                                                           (IN THOUSANDS)
Long-term debt..............................................  $  636,652     ($191,858)     $   444,794
Minority Interest...........................................      16,234            --           16,234
                                                              ----------     ---------      -----------
Partners' Capital
  Common Units, 40,727,126 Units issued and outstanding,
    historical;
    5,570,578 Units issued pursuant to this offering,
    adjustment;
    46,297,704 Units issued and outstanding, after this
    offering pro forma as adjusted(1).......................   1,079,370       189,940        1,269,310
General Partner Interest....................................       4,266         1,918            6,184
                                                              ----------     ---------      -----------
        Total Partners' Capital.............................   1,083,636       191,858        1,275,494
                                                              ----------     ---------      -----------
        Total Capitalization................................  $1,736,522            --      $ 1,736,522
                                                              ==========     =========      ===========


---------------


(1) Does not include an aggregate of 123,000 Units issuable, subject to vesting, upon exercise of options outstanding on March 31, 1998, granted by the Partnership. Includes approximately 68,000 Units to be cancelled in connection with the VRED Exchange.

               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS


     The unaudited pro forma combined financial statements of the Partnership have been derived from the historical balance sheets and income statements of the Partnership and Santa Fe (i) as of December 31, 1997 and for the year then ended and (ii) for the three month period ended March 31, 1998. The unaudited pro forma combined financial statements have been prepared to give effect to the acquisition of Santa Fe through the issuance of 1.39 Units of the Partnership for each outstanding Santa Fe common unit and the purchase of the general partner interest of Santa Fe for $84.4 million in cash using the purchase method of accounting. The unaudited pro forma combined balance sheet has been prepared assuming the acquisition of Santa Fe, the formation of Shell CO(2) Company and the refinancing of existing indebtedness had been consummated on December 31, 1997. The unaudited pro forma combined statements of income for the year ended December 31, 1997 and for the three month period ended March 31, 1998 have been prepared assuming the acquisition of Santa Fe had been consummated on January 1, 1997.


     The purchase price for Santa Fe allocated in the unaudited pro forma combined financial statements is based on management's preliminary estimate of the fair market values of assets acquired and liabilities assumed and are subject to adjustment. The final allocation of the purchase price will be based on the fair market values determined by valuations and other studies which are not yet completed.


     The unaudited pro forma combined financial statements assume all of the VREDs are exchanged in the VRED Exchange. Effective May 26, 1998, the VRED Exchange terminated, which will result in approximately $1.34 million being paid to the holders of the VREDs not being exchanged and the cancellation of the approximate 68,000 Units that would have been delivered in exchange for such VREDs. The Partnership believes that the impact of the foregoing would not have a material effect on the unaudited pro forma combined financial statements.


     The unaudited pro forma combined financial statements include assumptions and adjustments as described in the accompanying notes and should be read in conjunction with the historical financial statements and related notes of the Partnership and Santa Fe, incorporated by reference herein.

     The unaudited pro forma combined financial statements may not be indicative of the results that would have occurred if the acquisition of Santa Fe had been consummated on the date indicated or which will be obtained in the future.

                        PRO FORMA COMBINED BALANCE SHEET




                                                         AS OF DECEMBER 31, 1997
                                         -------------------------------------------------------
                                         PARTNERSHIP    SANTA FE     PRO FORMA        PRO FORMA
                                         HISTORICAL    HISTORICAL   ADJUSTMENTS        COMBINED
                                         -----------   ----------   -----------       ----------
                                                             (IN THOUSANDS)
                                             ASSETS
Current assets
  Cash and cash equivalents............   $  9,612     $  40,872     $(19,200)(d)     $   25,484
                                                                       (5,800)(e)
  Accounts receivable..................      8,569        34,307                          42,876
  Inventories..........................
     Products..........................      1,901                                         1,901
     Materials and supplies............      1,710                                         1,710
  Other current assets.................                    2,875                           2,875
                                          --------     ---------     --------         ----------
                                            21,792        78,054      (25,000)            74,846
Property, plant and equipment at
  cost.................................    290,620       744,925      664,107(a)       1,643,212
                                                                      (56,440)(b)
  Less accumulated depreciation........    (45,653)     (115,560)     115,560(a)         (45,653)
                                          --------     ---------     --------         ----------
                                           244,967       629,365      723,227          1,597,559
Investments in partnerships............     31,711                     81,440(b)         113,151
Deferred charges and other assets......     14,436        19,303        1,705(d)          35,444
                                          --------     ---------     --------         ----------
          Total assets.................   $312,906     $ 726,722     $781,372         $1,821,000
                                          ========     =========     ========         ==========
                               LIABILITIES AND PARTNERS' CAPITAL

Current liabilities
  Accounts payable -- trade............      4,930         5,755                          10,685
  Accrued liabilities..................      3,585        32,920       12,000(c)          48,505
  Accrued taxes........................      2,861                                         2,861
                                          --------     ---------     --------         ----------
                                            11,376        38,675       12,000             62,051
Long-term debt.........................    146,824       355,000      108,923(d)         610,747
Deferred credits and other
  liabilities..........................      2,997        58,767                          61,764
Minority interest......................      1,485         1,342        9,623(g)          11,582
                                                                         (138)(d)
                                                                         (730)(k)
Partners' capital
  Common units.........................    146,840       271,596      671,609(a)       1,071,657
                                                                      (13,368)(d)
                                                                       (5,020)(k)
  General Partner......................      3,384         1,342       (1,342)(f)          3,199
                                                                         (135)(d)
                                                                          (50)(k)
                                          --------     ---------     --------         ----------
                                           150,224       272,938      651,694          1,074,856
                                          --------     ---------     --------         ----------
          Total liabilities and
            partners' capital..........   $312,906     $ 726,722     $781,372         $1,821,000
                                          ========     =========     ========         ==========


         The accompanying notes are an integral part of these unaudited pro forma condensed financial statements.

                    PRO FORMA COMBINED STATEMENTS OF INCOME


                                                           YEAR ENDED DECEMBER 31, 1997
                                                ---------------------------------------------------
                                                PARTNERSHIP    SANTA FE     PRO FORMA     PRO FORMA
                                                HISTORICAL    HISTORICAL   ADJUSTMENTS    COMBINED
                                                -----------   ----------   -----------    ---------
                                                      (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)
Revenues......................................    $73,932      $244,415      $            $318,347
Costs and expenses
  Cost of products sold.......................      7,154                                    7,154
  Operations and maintenance..................     17,982        61,585       (2,625)(h)    76,942
  Fuel and power..............................      5,636        20,674                     26,310
  Depreciation and amortization...............     10,067        21,351        9,961(i)     41,379
  General and administrative..................      8,862        26,495       (7,875)(h)    27,482
  Provision for litigation costs..............                    8,000                      8,000
                                                  -------      --------      -------      --------
                                                   49,701       138,105         (539)      187,267
                                                  -------      --------      -------      --------
Operating income..............................     24,231       106,310          539       131,080
Other income (expense)
  Equity in earnings of partnerships..........      5,724                                    5,724
  Interest expense............................    (12,605)      (35,922)      (4,547)(j)   (53,074)
  Interest income and other, net..............       (174)        1,374                      1,200
Minority interest.............................       (179)       (2,315)       1,273(l)     (1,221)
                                                  -------      --------      -------      --------
Income before income taxes and extraordinary
  item........................................     16,997        69,447       (2,735)       83,709
Income tax (expense)..........................        740                                      740
                                                  -------      --------      -------      --------
  Net income before extraordinary
     item.....................................    $17,737      $ 69,447      $(2,735)     $ 84,449
                                                  =======      ========      =======      ========
General Partner's interest in net income
  before extraordinary item...................    $ 4,074      $  2,315      $ 5,841(l)   $ 12,230
Limited partners' interest in net income
  before extraordinary item...................     13,663        67,132       (8,576)(l)    72,219
                                                  -------      --------      -------      --------
Net income before extraordinary item..........    $17,737      $ 69,447      $(2,735)     $ 84,449
                                                  =======      ========      =======      ========
Allocation of net income before extraordinary
  item per limited partner unit...............    $  1.02      $   3.51                   $   1.80
                                                  =======      ========      =======      ========
Number of units used in computation...........     13,411                     26,616(a)     40,027
                                                  -------                    -------      --------


         The accompanying notes are an integral part of these unaudited pro forma condensed financial statements.

                    PRO FORMA COMBINED STATEMENTS OF INCOME



                                                        THREE MONTHS ENDED MARCH 31, 1998
                                             --------------------------------------------------------
                                              PARTNERSHIP      SANTA FE       PRO FORMA     PRO FORMA
                                             HISTORICAL(1)   HISTORICAL(2)   ADJUSTMENTS    COMBINED
                                             -------------   -------------   -----------    ---------
                                                     (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)
Revenues...................................    $ 36,741         $39,247        $    --      $ 75,988
Costs and expenses
  Cost of products sold....................         853              --             --           853
  Operations and maintenance...............       6,360          18,840           (438)(h)    24,762
  Fuel and power...........................       3,145              --                        3,145
  Depreciation and amortization............       4,719           3,558          1,290(i)      9,567
  General and administrative...............       5,094              --         (1,312)(h)     3,782
  Taxes, other than income taxes...........       1,479           2,169             --         3,648
                                               --------         -------        -------      --------
                                                 21,650          24,567           (460)       47,757
                                               --------         -------        -------      --------
Operating income...........................      15,091          14,680            460        30,231
Other income (expense)
  Equity in earnings of partnerships.......       5,282                                        5,282
  Interest expense.........................      (5,903)         (5,507)          (758)(j)   (12,168)
  Interest income and other, net...........        (444)            348                          (96)
Minority interest..........................         (62)           (307)           225(l)       (144)
                                               --------         -------        -------      --------
Income before income taxes and
  extraordinary item.......................      13,964           9,214            (73)       23,105
Income tax (expense).......................          --              --             --            --
                                               --------         -------        -------      --------
Net income before extraordinary item.......    $ 13,964         $ 9,214        $   (73)     $ 23,105
                                               ========         =======        =======      ========
General Partner's interest in net income
  before extraordinary item................    $  2,865         $   307        $ 2,354(l)   $  5,526
Limited partners' interest in net income
  before extraordinary item................      11,099           8,907         (2,427)(l)    17,579
                                               --------         -------        -------      --------
Net income before extraordinary item.......    $ 13,964         $ 9,214        $   (73)     $ 23,105
                                               ========         =======        =======      ========
Allocation of net income before
  extraordinary item per limited partner
  unit.....................................    $    .52              --                     $   0.43
                                               ========         =======        =======      ========
Number of Units used in computation........      21,505              --         19,222(a)     40,727
                                               --------         -------        -------      --------


---------------

(1) Includes the Pacific Operations since March 6, 1998.

(2) Covers the period between January 1, 1998 to March 6, 1998.

         The accompanying notes are an integral part of these unaudited pro forma condensed financial statements.

           NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
             (IN THOUSANDS, EXCEPT PERCENTAGE AND PER UNIT AMOUNTS)

BASIS OF PRESENTATION

     The following described pro forma adjustments give recognition to the acquisition of Santa Fe through the issuance of 1.39 Units at a unit price, as of the close of business on March 6, 1998, of $35.4375 to the public holders of Santa Fe common units for each outstanding Santa Fe common unit, the redemption of the general partner interest in Santa Fe for $84,400 in cash, a General Partner cash contribution of $9,623, the refinancing of indebtedness and the purchase of a 20% interest in Shell CO(2) Company.

(a) Reflects the preliminary allocation of the total purchase price in excess of the net assets acquired to estimated fair value of property, plant and equipment utilizing the purchase method of accounting for the acquisition of Santa Fe as of December 31, 1997. The purchase price allocation is subject to revision based on a preliminary appraisal. The valuation of the assets and liabilities is not complete as of the date of this filing.

     The purchase price is calculated as follows:

Issuance of 26,616 Units....................................  $  943,205
Cash for general partner interest in Santa Fe...............      84,400
Involuntary termination costs...............................      12,000
Acquisition fees and other costs............................      13,000
                                                              ----------
Total costs.................................................   1,052,605
Santa Fe net book value.....................................     272,938
                                                              ----------
Excess of purchase price over net assets acquired...........  $  779,667
                                                              ==========


     The excess of the purchase price over the book value of net assets acquired is allocated to the fair market value of property, plant and equipment acquired, which is yet to be finalized. The excess of the purchase price over this fair value, if any, will be allocated to goodwill and amortized over forty years.


(b) Gives effect to the purchase of a 20% equity interest in Shell CO(2) Company for a contribution of property, plant and equipment with a net book value of $56,440 and cash of $25,000.

(c) Reflects the assumption of involuntary termination costs of certain Santa Fe employees in connection with the Partnership's acquisition of Santa Fe estimated to total $12,000 (net of a $4,500 reimbursement by Santa Fe).

(d)  Reflects borrowings totaling $108,923 calculated as follows:

Cash for general partner interest in Santa Fe...............   $ 84,400
Acquisition fees and other costs............................     13,000
General Partner cash contribution...........................     (9,623)
Less: utilization of cash resources.........................    (19,200)
                                                               --------
Total Borrowings associated with Partnership's acquisition
  of Santa Fe...............................................     68,577
Purchase of interest in Shell CO(2) Company.................     25,000
Refinancing of existing debt................................     12,746
Credit facility fees........................................      2,600
                                                               --------
          Total.............................................   $108,923
                                                               ========

     The Partnership entered into a revolving credit facility agreement on February 17, 1998, in which a portion of the proceeds were used to refinance certain existing long-term debt, including the payment of a $12,746 make-whole premium on certain debt. The payment of such make-whole premium and write-off of unamortized debt costs of $895 resulted in an extraordinary loss of approximately $13,611 which is reflected in the Pro Forma Balance Sheet as a reduction to Partners' Capital and minority interest. The extraordinary loss and the interest expense associated with the refinancing of certain debt, borrowings related to the make-whole premium and the investment in the Shell CO(2) Company are not directly related to the acquisition of Santa Fe and are not reflected in the Pro Forma Combined Statement of Income for the 12 months ended December 31, 1997. The extraordinary loss was recorded in the first quarter of 1998.


(e) Gives effect to the utilization of $5,800 of cash from SFPP, L.P., the operating partnership of Santa Fe ("SFPP"), to redeem a .5101% special limited partner interest ("Special LP Interest") owned by the former general partner of Santa Fe.

(f) To give effect to the removal of the former general partner of Santa Fe as the general partner of Santa Fe.

(g) To account for the additional $9,623 cash contribution to Kinder Morgan Operating L.P. "D" ("OLP-D") (minority interest of 1.0101%).

(h) To reduce operating and general and administrative expenses for the costs related to certain employees involuntarily terminated in connection with the acquisition of Santa Fe. The Partnership management has made explicit determinations of salary, benefit, and other cost reductions resulting from these terminations. Such reductions will have a continuing impact on expenses in future periods. None of the identified terminations or cost reductions will reduce revenues or efficiency of operations.

(i) To record estimated additional depreciation expense using a remaining useful life of 45 years. The actual range of useful lives will not be known until a formal analysis and appraisal of assets acquired is completed.

(j) Reflects incremental interest expense on new debt associated with the acquisition of Santa Fe of $68,577 at a rate of 6.63% as discussed in (d) above.

(k) Gives effect to the redemption of the .5101% Special LP Interest in connection with the acquisition of Santa Fe. Pursuant to the Purchase Agreement, SFPP redeemed a portion of the Special LP Interest from the former Santa Fe general partner for $5,800. These amounts reduce Partners Capital-Units by $5,020, Partners Capital-General Partner by $50, and minority interest by $52. This leaves the former Santa Fe general partner with a remaining minority Special LP Interest of .5% in SFPP.


(l) Gives effect to the allocation of pro forma net income to the General Partner and the limited partners resulting from the utilization of Partnership sharing ratios. Amounts are calculated giving consideration to cash available for distribution after certain anticipated cost savings and interest expense (see notes h and j, respectively). The General Partner's interest in net income includes incentive distributions the General Partner would have received based on total distributions. These incentive distributions are greater under the Partnership's Partnership Agreement than they would have been under the Santa Fe Partnership Agreement.

                SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

     The following tables set forth, for the periods and at the dates indicated, selected historical financial and operating data for the Partnership and Santa Fe. The data in the tables is derived from and should be read in conjunction with the historical financial statements, including the notes thereto, of the Partnership and Santa Fe incorporated by reference.

THE PARTNERSHIP


                                                                                                        THREE MONTHS ENDED
                                                             YEAR ENDED DECEMBER 31,                         MARCH 31,
                                              ------------------------------------------------------   ---------------------
                                                1993       1994       1995        1996        1997       1997      1998 (7)
                                              --------   --------   --------   ----------   --------   --------   ----------
                                                            (IN THOUSANDS, EXCEPT PER UNIT AND OPERATING DATA)
INCOME AND CASH FLOW DATA:
  Revenues..................................  $ 51,180   $ 54,904   $ 64,304   $   71,250   $ 73,932   $ 19,132   $   36,741
  Cost of product sold......................       685        940      8,020        7,874      7,154      2,161          853
  Operating and maintenance.................    12,932     13,644     15,928       22,347     17,982      4,739        7,839
  Fuel and power............................     6,875      5,481      3,934        4,916      5,636      1,705        3,145
  Depreciation and amortization.............     7,167      8,539      9,548        9,908     10,067      2,555        4,719
  General and administrative................     7,073      8,196      8,739        9,132      8,862      2,045        5,094
                                              --------   --------   --------   ----------   --------   --------   ----------
  Operating income..........................    16,448     18,104     18,135       17,073     24,231      5,927       15,091
  Equity in earnings of partnerships........     1,835      5,867      5,755        5,675      5,724        839        5,282
  Interest expense..........................   (10,302)   (11,989)   (12,455)     (12,634)   (12,605)    (3,283)      (5,903)
  Other income (expense)....................       510        509      1,311        3,129       (353)       120         (506)
  Income tax (provision) benefit............        83     (1,389)    (1,432)      (1,343)       740       (175)          --
  Extraordinary charge on early
    extinguishment of debt..................        --         --         --           --         --         --      (13,611)
                                              --------   --------   --------   ----------   --------   --------   ----------
  Net income................................  $  8,574   $ 11,102   $ 11,314   $   11,900   $ 17,737   $  3,428   $      353
                                              ========   ========   ========   ==========   ========   ========   ==========
  Net income per Unit(1)....................  $    .75   $    .93   $    .85   $      .90   $   1.02   $  (0.26)  $    (0.12)
                                              ========   ========   ========   ==========   ========   ========   ==========
  Cash distributions paid per Unit..........  $   1.26   $   1.26   $   1.26   $     1.26   $   1.63   $   .315   $    .5625
                                              ========   ========   ========   ==========   ========   ========   ==========
  Additions to property, plant and
    equipment(2)............................  $  4,688   $  5,195   $  7,826   $    8,575   $  6,884   $    713   $    4,359
BALANCE SHEET DATA (AT PERIOD END):
  Net property, plant and equipment.........  $228,859   $238,850   $236,854   $  235,994   $244,967   $234,260   $1,664,214
  Total assets..............................   288,345    299,271    303,664      303,603    312,906    302,822    1,911,177
  Long-term debt............................   138,485    150,219    156,938      160,211    146,824    160,214      636,652
  Partners' capital.........................   132,391    128,474    123,116      118,344    150,224    121,772    1,083,636
OPERATING DATA:
  Liquids pipelines transportation volumes
    (MBbls).................................    52,600     46,078     41,613       46,601     46,309     11,967       11,816
  NGL fractionation volumes (MBbls)(3)......    53,053     57,703     59,546       59,912     71,686     17,280       18,105
  Gas processing volumes (MMcf/d)(4)........        --         34         34           14         --         --           --
  NGL revenue volumes (MBbls)(5)............        --         --        477        1,638        395        397           --
  CO(2) transportation volumes (Bcf)........        33         32         44           63         76         17           24
  Coal transport volumes (Mtons)(6).........     1,209      4,539      6,486        6,090      9,087      1,712        2,964


---------------

(1) Represents net income per Unit adjusted for the 2-for-1 split of Units effective on October 1, 1997. Allocation of net income per Unit was computed by dividing the interest of the holders of Units in net income by the weighted average number of Units outstanding during the period.


(2) Additions to property, plant and equipment for 1993, 1994 and 1997 exclude the $25,291, $12,825 and $11,688 of assets acquired in the September 1993 Cora Terminal, the June 1994 Painter Gas Processing Plant ("Painter Plant") and the September 1997 Grand River Terminal acquisitions, respectively.


(3) Represents total volumes for the Mont Belvieu Fractionator and the Painter Plant.

(4) Represents the volumes of the gas processing portion of the Painter Plant, which has been operationally idle since June 1996.


(5) Represents the volumes of the Bushton facility (beginning in October, 1995).



(6) Represents the volumes of the Cora Terminal, excluding ship or pay volumes of 252 Mtons for 1996, and the Grand Rivers Terminal from September 1997.



(7) Includes results of operations for the Pacific Operations from March 6, 1998.

SANTA FE


                                                    YEAR ENDED DECEMBER 31,
                                      ----------------------------------------------------
                                        1993       1994       1995       1996       1997
                                      --------   --------   --------   --------   --------
                                       (IN THOUSANDS, EXCEPT PER UNIT AND OPERATING DATA)
INCOME AND CASH FLOW DATA:
Total revenues......................  $219,471   $228,066   $233,677   $240,142   $244,415
Operating expenses (excluding
  provisions for depreciation &
  amortization).....................    95,178     97,199    103,196    107,941    108,754
Provisions for environmental And
  litigation costs..................    27,000         --     34,000     23,000      8,000
Depreciation & amortization.........    18,971     19,820     20,500     21,080     21,351
                                      --------   --------   --------   --------   --------
Operating income....................    78,322    111,047     75,981     88,121    106,310
Interest expense....................    37,086     37,570     37,247     36,518     35,922
Other income (expense), net.........       380      3,408      1,633        672       (941)
                                      --------   --------   --------   --------   --------
Net income..........................  $ 41,616   $ 76,885   $ 40,367   $ 52,275     69,447
                                      ========   ========   ========   ========   ========
PER UNIT DATA:
Net income..........................  $   2.13   $   3.93   $   2.04   $   2.64   $   3.51
                                      ========   ========   ========   ========   ========
Cash distributions paid.............  $   2.80   $   2.80   $   2.95   $   3.00   $   3.00
                                      ========   ========   ========   ========   ========
CAPITAL EXPENDITURES:...............  $ 21,084   $ 17,913   $ 31,431   $ 27,686   $ 24,934
BALANCE SHEET DATA (AT PERIOD END):
Properties, plant and equipment,
  net...............................  $616,610   $613,039   $623,318   $628,694   $629,365
Total assets........................   696,980    714,772    720,854    725,818    726,722
Long-term debt......................   355,000    355,000    355,000    355,000    355,000
Total partners' capital.............   265,851    287,961    270,065    262,915    272,937
OPERATING DATA:
Barrels delivered (thousands).......   332,679    349,754    354,324    365,377    369,845
Barrel miles (millions).............    46,579     49,070     50,010     51,827     53,046
Total revenue per barrel............  $   0.66   $   0.65   $   0.66   $   0.66   $   0.66

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

                           AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS OF THE PARTNERSHIP

  FIRST QUARTER 1998 COMPARED WITH FIRST QUARTER 1997


     The Partnership's net income before extraordinary charge increased to $13.96 million in 1998 from $3.43 million in 1997. The increase resulted primarily from earnings attributable to the Pacific Operations (formerly Santa
Fe), which were acquired March 6, 1998. In addition, earnings increased significantly in all the other business segments, which include the Mid-Continent Operations, Coal Transfer, Storage and Services and Gas Processing and Fractionation.



     The Mid-Continent Operations' earnings increased 25% to $8.13 million in 1998 compared to $6.51 million in 1997. The Mid-Continent Operations consist of the North System, the Cypress Pipeline and CO(2) activities. Earnings increased primarily as a result of the CO(2) joint venture with affiliates of Shell, effective the first quarter of 1998, and increased ethane volumes due to a 25,000 barrel per day expansion of the Cypress Pipeline in late 1997. The increase was partially offset by lower petrochemical and refinery volumes and a 9% decrease in average tariffs.



     Earnings from Coal Transfer, Storage and Services segment increased 48% to $2.45 million in 1998 compared to $1.66 million in 1997. The increase was primarily due to the marketing of coal and propane products to utilities and industrial customers and the coal terminal acquisition in September 1997.



     The Gas Processing and Fractionation business segment earnings increased 341% to $1.28 million in 1998 compared to $.29 million in 1997. This increase was primarily due to earnings from the Partnership's interest in the Mont Belvieu Fractionator which increased due to higher volumes and the elimination of corporate taxes and certain start up costs incurred in 1997 for the 1996 expansion.



     Revenues of the Partnership increased 92% to $36.74 million in 1998 compared to $19.13 million in 1997. Revenues from the Pacific Operations contributed $20.77 million and revenues from the Coal Transfer, Storage and Services segment totaled $5.84 million, up 136%. These increased revenues were partially offset by a decrease of $5.40 million in the Mid-Continent Operations. This decrease was primarily a result of lower product sales and lower petrochemical and refinery volumes due to warmer than normal weather. Revenues from the Central Basin Pipeline are not recorded by the Partnership due to its contribution of this pipeline to Shell CO(2) Company. The Partnership recorded its share of equity earnings in Shell CO(2) Company as Other Income, which is included in the Mid-Continent Operations earnings.



     Operating statistics for the first quarter are as follows:



                                                              FIRST QUARTER
                                                              -------------
                                                              1997    1998
                                                              -----   -----
Pacific Operations(1)
  Delivery Volumes (MMBbls).................................     --    29.9
  Average Tariff ($/Bbl)....................................     --   $ .66
Mid-Continent Operations
  Delivery Volumes (MMBbls).................................   12.0    11.8
  Average Tariff ($/Bbl)....................................  $ .86   $ .78
Coal Transfer, Storage and Services
  Transport Volumes (MM Tons)...............................    1.7     3.0
  Average Revenues ($/Ton)..................................  $1.41   $1.28


---------------

(1) Pacific Operations were acquired on March 6, 1998.

     Earnings contribution by business segment for the first quarter is as follows:

                  EARNINGS CONTRIBUTION BY BUSINESS SEGMENT(1)
                                  (UNAUDITED)
                                 (IN THOUSANDS)


                                                               FIRST QUARTER
                                                              ----------------
                                                               1997     1998
                                                              ------   -------
Pacific Operations(2).......................................      --   $12,865
Mid-Continent Operations....................................  $6,508   $ 8,128
Coal Transfer, Storage and Services.........................  $1,657   $ 2,450
Gas Processing and Fractionation............................  $  290   $ 1,281


---------------


(1) Excludes general and administrative expenses, debt costs and minority interest.

(2) Pacific Operations were acquired on March 6, 1998.



     Cost of products sold decreased 61% to $.85 million in 1998 compared to $2.16 million in 1997. The decrease was due to fewer purchase/sale contracts for the Mid-Continent Operations, which was partially offset by the increased cost of products for the Coal Transfer, Storage and Services segment due to higher volumes.



     Fuel and power expenses increased to $3.15 million in 1998 compared to $1.71 million in 1997. The 84% increase was due primarily to the addition of the Pacific Operations.



     Operating and maintenance expenses, combined with general and administrative expenses, were $11.45 million in 1998. This amount represents a 95% increase from the $5.86 million in 1997. A significant amount of the increase resulted from the newly acquired Pacific Operations and the newly acquired coal terminal, which were $4.85 million and $1.27 million, respectively. Higher operating and general and administrative expenses were partially offset by lower expenses from the Gas Processing and Fractionation segment due to the assignment of the Mobil gas processing agreement at the Bushton Plant (the "Mobil Agreement") to KN Processing, Inc. on April 1, 1997 and the leasing of the Painter facility to Amoco Oil Company.



     Depreciation expense increased 84% to $4.72 million in 1998 compared to $2.56 million in 1997. The Pacific Operations accounted for $2.42 million of the increase, which was partially offset by lower depreciation for the Mid-Continent Operations due to the transfer of the Central Basin Pipeline to Shell CO(2) Company.



     Taxes other than income increased $.56 million (60%) compared to 1997 primarily due to the addition of the Pacific Operations, which was partially offset by the Mid-Continent Operations as a result of the joint venture with Shell.



     Earnings from investments in partnerships increased $4.44 million compared to 1997 primarily due to equity in earnings from Shell CO(2) Company and an 80% increase in equity in earnings from Mont Belvieu Associates.



     Interest Expense increased $2.62 million compared to last year primarily due to the Pacific Operations, which accounted for $2.47 million of the increase in interest expense.



     Other income, which includes interest income and other non-operating income and expense, decreased $.6 million in 1998 compared to 1997. The decrease was due to the FERC Rate Case reserve for the Pacific Operations.


  YEAR ENDED DECEMBER 31, 1997 COMPARED WITH YEAR ENDED DECEMBER 31, 1996

     Net income of the Partnership increased 49% to $17.7 million in 1997 from $11.9 million in 1996. The results for 1996 included a non-recurring gain of $2.5 million, attributable to the cash buyout received from Chevron, USA ("Chevron") for early termination of a gas processing contract at the Painter Plant. See Note 5 of the Notes to the Consolidated Financial Statements of the Partnership, incorporated herein by reference.


     A significant earnings increase was attributable to the Coal Transfer, Storage and Services segment. This segment reported net income of $10.7 million for 1997, $6.3 million (143%) higher than last year. Earnings from the coal terminals increased 81%, primarily the result of increases in coal tons transferred and average transfer rates at the Cora Terminal, as well as the addition of the Grand Rivers Terminal in September 1997. Operating results from Red Lightning Energy Services business unit, also contributed positive earnings.



     The Liquids Pipelines segment's net income increased to $23.9 million (8%) in 1997 compared to $22.1 million in 1996. Earnings from the Central Basin Pipeline increased by 16%, as a result of higher throughput and a decrease in cost of products sold. Increased throughput on the Cypress Pipeline, due to a 25,000 barrel per day expansion which came on-line in late November 1997, led to an earnings increase of 9% over 1996. Earnings on the North System for 1997 increased 3% compared to last year, chiefly due to lower operating and maintenance expenses.



     Higher earnings from the segments cited above were offset by lower earnings in the Gas Processing and Fractionation segment. Segment earnings decreased $3.1 million in 1997, primarily the result of the $2.5 million non-recurring gain recognized in 1996 (referred to above). Earnings from the Partnership's interest in the Mont Belvieu Fractionator increased by 13% from a year ago. The favorable Fractionator results included $.7 million of tax benefits associated with the partial liquidating distribution of Kinder Morgan Natural Gas Liquids Corporation ("KMNGL"), the corporate entity holding the Partnership's interest in the Fractionator, partially offset by a $0.6 million reserve established for a contested product loss. Lower overall segment earnings were due to the termination of the Painter Plant's gas processing agreement by Chevron, effective as of August 1, 1996.



     Revenues of the Partnership increased 4% to $73.9 million in 1997 compared to $71.3 million in 1996. Revenues from the Coal Transfer, Storage and Services segment totaled $18.2 million, up $10.1 million from 1996. The large increase reflects the addition of the Red Lightning Energy Services unit and the Grand Rivers Terminal starting in April and September, respectively. Revenues from the Cora Terminal increased to $10.9 million (35%) in 1997. The increase resulted from a 17% increase in volumes transferred, accompanied by a 6% increase in average transfer rates.



     1997 revenues reported by the Liquids Pipelines segment remained relatively flat compared to 1996. Revenues in 1997 were $53.5 million compared to $54.0 million last year. Revenues from the Cypress Pipeline increased 11% due to a 14% increase in throughput volumes. The North System's revenues decreased 3% due to a 5% decrease in barrels transported. Revenue from the Central Basin Pipeline was essentially unchanged.



     Revenues from the Gas Processing and Fractionation segment declined in 1997 compared to the previous year. The decrease was the result of the termination of gas processing at the Painter Plant in August 1996 and the assignment of the Mobil Agreement to KN Processing, Inc. on April 1, 1997.


     Cost of products sold decreased 9% to $7.2 million in 1997 compared to 1996. The decrease was due to fewer purchase/sale contracts on the liquids pipelines as well as the termination of purchase/sale contracts at the Painter Plant. The lower overall cost of sales was partially offset by costs incurred by the Red Lightning Energy Services unit.


     Fuel and power expense increased to $5.6 million in 1997 compared to $4.9 million in 1996. The 14% increase from the prior period was principally the result of higher fuel costs reported by the Liquids Pipelines, as well as increases in coal tons transferred by the coal terminals.

     Operating and maintenance expenses, combined with general and administrative expenses, were $23.9 million in 1997. This amount represents a 15% decrease from the $28.0 million reported in 1996. A significant decrease in operating and administrative expense resulted from the Gas Processing and Fractionation segment's assignment of the Mobil Agreement to KN Processing, Inc. and leasing of the Painter Plant to Amoco Oil Company. Operating, maintenance, and administrative expenses for the Liquids Pipelines in 1997 decreased by 10% versus 1996 as a result of increased operating efficiencies and cost savings realized by new management. Lower overall operating, maintenance, and general and administrative expenses were partially offset by higher expenses from the Coal Transfer, Storage and Services segment. Higher operating expenses from this segment were due to increased business activity.



     Taxes other than income decreased $0.5 million (15%) in 1997 due to adjustments to the Liquids Pipelines' ad valorem tax valuations and prior year ad valorem tax provisions.


     Other income which includes interest income, other non-operating income and expense, and reserves, decreased $3.4 million in 1997. The decrease reflects the $2.5 million buyout payment received from Chevron in 1996 and a $0.6 million contested product loss at the Mont Belvieu Fractionator.

     A decrease in the cumulative difference between book and tax depreciation and the effect of a partial liquidating distribution resulted in a $2.1 million reduction in income tax expense for 1997 compared to 1996.

  YEAR ENDED DECEMBER 31, 1996 COMPARED WITH YEAR ENDED DECEMBER 31, 1995


     Net income of the Partnership increased to $11.9 million in 1996 from $11.3 million in 1995. The 5% increase was primarily due to increased operating earnings from the Liquids Pipelines segment and a $2.5 million buyout payment received from Chevron for early termination of a gas processing contract at the Painter Plant. The Liquids Pipelines segment reported a 15% increase in net income for 1996, chiefly due to increased earnings from the Central Basin Pipeline and the Cypress Pipeline of 83% and 12%, respectively. Higher overall Partnership earnings were partially offset by lower operating earnings from the Gas Processing and Fractionation segment and the Coal Transfer, Storage and Services segment.



     Revenues of the Partnership increased 11% to $71.3 million in 1996 compared to $64.3 million in 1995. The Liquids Pipelines' revenues increased 15% in 1996, mainly due to a 55% increase in revenues reported by the Central Basin Pipeline. Central Basin's increase in revenues was due primarily to a 41% increase in transport volumes in 1996 as compared to 1995. Additionally, the North System's revenues increased 7% in 1996 over 1995 due to a 12% increase in transport volumes resulting from a favorable crop drying season and colder weather. The Gas Processing and Fractionation segment also reported higher revenues in 1996. Overall, the segment's revenues increased 2% over the comparable period in 1995, mainly due to a full year of revenues earned at the Bushton facility in connection with the Mobil Agreement, which was assigned to the Partnership as of October 1, 1995. The overall increase was somewhat offset by lower revenues at the Painter Plant due to the Chevron gas processing contract termination and unscheduled downtime due to an equipment malfunction.


     Cost of products sold decreased $0.1 million (2%) in 1996 as compared to 1995 primarily due to reduced product sales on the North System.

     Operating expense, including operations and maintenance expense, fuel and power costs, and taxes other than income taxes, increased 37% to $27.3 million in 1996 compared to $19.9 million in 1995, due to expenses incurred in connection with the Mobil Agreement. Additionally, operating expense increased $0.9 million as a result of a new storage agreement with a Partnership affiliate on the North System that went into effect on January 1, 1996. The new storage agreement increased the North System's storage capacity at Bushton, Kansas from 1.5 million barrels to 5.0 million barrels.

     Depreciation expenses increased $0.4 million (4%) during 1996 as compared to 1995 primarily as a result of 1996 property additions.

     General and administrative expenses increased $0.4 million (4%) in 1996 as compared to 1995 primarily due to a 6% annual increase in reimbursements to Enron for services provided to the Partnership by Enron and its affiliates.


     Interest expense increased $0.2 million (1%) in 1996 as compared to 1995 primarily as a result of increased borrowings under a working capital facility due to borrowings for expansion capital expenditures.


     Interest income and Other, net income increased 128% to $3.3 million in 1996 as compared to $1.4 million in 1995 primarily due to the $2.5 million buyout payment received from Chevron in 1996. In addition, other income for 1995 included a $0.5 million business interruption insurance settlement related to a previous year event on the North System.

RESULTS OF OPERATIONS OF SANTA FE

  YEAR ENDED DECEMBER 31, 1997 COMPARED WITH YEAR ENDED DECEMBER 31, 1996


     Net income for Santa Fe increased $17.1 million, or 32.7%, to $69.4 million, or $3.51 per Santa Fe unit, in 1997, compared to $52.3 million, or $2.64 per Santa Fe unit, in 1996 due to higher revenues and lower operating expenses. Results of operations included provisions for litigation and transaction costs aggregating $10.3 million in 1997 and provisions for litigation costs aggregating $23.0 million in 1996.



     Total revenues for Santa Fe increased $4.3 million, or 1.8%, to $244.4 million in 1997, compared to $240.1 million in 1996. Trunk revenues increased $2.8 million, or 1.0%, to $192.0 million in 1997, compared to $189.2 million in 1996, due to increased commercial revenues, partially offset by lower military revenues, and a longer average length of haul. Storage and terminaling revenues increased $0.8 million, or 2.1%, to $39.1 million in 1997 compared to $38.3 million in 1996. Other revenues increased $0.6 million, or 4.8%, to $13.3 million in 1997, compared to $12.6 million in 1996.



     Total operating expenses decreased $13.9 million, or 9.2%, to $138.1 million in 1997, compared to $152.0 million in 1996, due to lower general and administrative expenses, facilities costs and provisions for litigation costs, partially offset by higher field operating expenses. Field operating expenses increased by $7.5 million, or 20.1%, to $44.9 million in 1997, compared to $37.4 million in 1996, primarily due to lower product gains, higher maintenance costs and higher centralized control costs. General and administrative expenses decreased $3.8 million, or 12.5%, to $26.5 million in 1997, compared to $30.3 million in 1996, primarily due to lower property taxes due to tax credits associated with the prior years. Facilities costs decreased $25 million, or 13%, to $16.7 million in 1997, compared to $19.2 million in 1996, primarily due to interest income associated with the property tax credits.


  YEAR ENDED DECEMBER 31, 1996 COMPARED WITH YEAR ENDED DECEMBER 31, 1995


     Santa Fe reported 1996 net income of $52.3 million, or $2.64 per Santa Fe unit, compared to net income of $40.4 million, or $2.04 per Santa Fe unit, in 1995, with the variance being primarily attributable to special items recorded in both years. Results of operations included provisions for litigation costs aggregating $23.0 million in 1996 and provisions for environmental and litigation costs aggregating $34.0 million in 1995. Excluding these provisions, adjusted net income was $74.5 million, or $3.76 per Santa Fe unit, in 1996, compared to $73.3 million, or $3.70 per Santa Fe unit, in 1995.

     Total 1996 revenues of $240.1 million were approximately 3% above 1995 levels. Trunk revenues of $189.2 million were $6.0 million higher than in 1995 primarily due to growth in total volumes transported. Commercial volumes were about 3.5% higher, and military volumes 7.5% lower, than in 1995, and the average length of haul was slightly greater. Commercial deliveries to all of the major markets served by Santa Fe, including Southern California, increased during 1996. The reduction in military volumes was largely attributable to the downsizing and realignment of military bases served by Santa Fe. Storage and terminaling revenues were about 2% higher than in 1995. Other revenues were 1% lower than in 1995.


     Total operating expenses of $152.0 million were $5.7 million lower than in 1995. Excluding the provisions described above, operating expenses would have been $5.3 million, or about 4.5%, higher than in 1995, with higher field operating expenses ($4.4 million), general and administrative expenses ($2.8 million) and depreciation and amortization ($0.6 million), being partially offset by lower facilities costs ($1.8 million) and power costs ($0.7 million). The increase in field operating expenses was largely attributable to higher pipeline repairs and maintenance, including pipeline reconditioning projects, and higher environmental costs, partially offset by reductions in certain other field costs. General and administrative expenses were higher due to outside legal costs, primarily associated with the East Line civil litigation, the FERC proceedings, and environmental insurance litigation, higher employee health care and other benefit costs, and business process redesign costs. The increase in depreciation and amortization resulted from Santa Fe's expanding capital asset base. The decrease in facilities costs is largely attributable to approximately $3 million in property tax refunds, partially offset by higher insurance premiums and right-of-way rental costs. The decrease in power costs resulted from periodic fuel cost adjustments received at several locations and savings from power transmission capital investments. Excluding provisions for environmental remediation and East Line litigation, costs recorded as operating expense aggregated $9.6 million in 1996 and $7.0 million in 1995.


     Other income, net decreased $0.6 million compared to 1995, primarily due to lower interest income, attributable to lower cash balances, partially offset by a gain on the sale of excess land.

OUTLOOK

     The Partnership intends to actively pursue a strategy to increase the Partnership's operating income. A three-pronged strategy will be utilized to accomplish this goal.

          - COST REDUCTIONS. The Partnership has substantially reduced its operating expenses and will continue to seek further reductions where appropriate.

          - INTERNAL GROWTH. The Partnership intends to expand the operations of its current facilities. The Partnership has taken a number of steps that management believes will increase revenues from existing operations, including the following:


            The Cypress Pipeline has expanded capacity by 25,000 barrels per day starting in November 1997.


            The coal terminals, Cora and Grand Rivers, are each expected to handle approximately 10 million tons during 1998 as a result of sales agreements and other new business.


        Earnings and cash flow, as historically related to the operations of the Central Basin Pipeline, are expected to increase in 1998 as a result of the partnership formed with Shell.

          - STRATEGIC ACQUISITIONS. The acquisition of Santa Fe closed on March 6, 1998. The Partnership intends to seek opportunities to make additional strategic acquisitions to expand existing businesses or to enter into related businesses. The Partnership periodically considers potential acquisition opportunities as such opportunities are identified by the Partnership. No assurance can be given that the Partnership will be able to consummate any such acquisitions. Management anticipates that acquisitions will be financed temporarily by bank bridge loans and permanently by a combination of debt and equity funding from the issuance of new Units.


     On May 13, 1998, the Partnership announced an increase in its quarterly distribution to $.60 per Unit, effective with the distribution for the second quarter of 1998. Management intends to maintain the distribution at an annual level of at least $2.40 per Unit assuming no adverse change in the Partnership's operations, economic conditions and other factors. See "Risk Factors -- Possible Insufficient Cash to Pay Announced Level of Distributions."


LIQUIDITY AND CAPITAL RESOURCES

  GENERAL


     The Partnership's primary cash requirements, in addition to normal operating expenses, are debt service, sustaining capital expenditures, discretionary capital expenditures, and quarterly distributions to partners. In addition to utilizing cash generated from operations, the Partnership could meet its cash requirements through the utilization of credit facilities or by issuing additional limited partner interests in the Partnership. The Partnership expects to fund future cash distributions and sustaining capital expenditures with existing cash and cash flows from operating activities. Expansion capital expenditures are expected to be funded through additional Partnership borrowings or the issuance of additional Units. The following discussion of "Cash Provided by Operating Activities," "Cash Used in Investing Activities" and "Cash Used in Financing Activities" does not include the activities of Santa Fe prior to the Partnership's acquisition of Santa Fe on March 6, 1998.


  CASH PROVIDED BY OPERATING ACTIVITIES


     Net cash provided by operating activities was $21.46 million for the first quarter of 1998 versus $8.17 million for the comparable period of 1997. This $13.29 million increase in cash flow from operations was primarily the result of the $10.54 million improvement in earnings before the extraordinary charge on early extinguishment of debt and an increase in working capital and other primarily due to the Pacific Operations.



     Net cash provided by operating activities was $32.0 million for the year ended December 31, 1997 versus $22.8 million for the comparable period of 1996. This $9.2 million period-to-period increase in cash flow from operations was primarily the result of a $5.8 million improvement in net earnings and a $2.8 million increase in distributions received from the Partnership's investment in Mont Belvieu Associates. Total capital expenditures were $6.9 million in 1997, including sustaining capital expenditures of $3.1 million.



     Net changes in working capital items provided $5.6 million in the first quarter of 1998, as compared to $2.2 million used in the same period in 1997. This positive change in cash flow resulted principally from the acquisition of the Pacific Operations and a decrease in accounts receivables. The benefit was partially offset by a decrease in accrued liabilities and accrued taxes and an increase in inventories.


     Net changes in working capital items provided $1.1 million in 1997, as compared to $1.8 million used in 1996. This positive change in cash flow resulted principally from an increase in current payables and liabilities. The benefit was partially offset by lower deferred tax expenses ($2.0 million) in 1997 versus 1996. A 1997 tax benefit, producing an adjustment to deferred taxes, resulted from the partial liquidation of KMNGL.

  CASH USED IN INVESTING ACTIVITIES


     Cash used in investing activities totaled $91.34 million for the first quarter of 1998 compared to $2.01 million for the comparable period in 1997. Approximately $61.78 million of this $89.33 million increase was attributable to the March 6, 1998 acquisition of the Pacific Operations.



     Cash used in investing activities totaled $30.3 million in 1997 compared to $9.1 million in 1996. This $21.2 million increase was mainly due to the Partnership's purchase of $20.0 million of long-term assets relating to the September 1997 acquisition of the Grand Rivers Terminal.



     Excluding the effect of assets purchased in the acquisition of the Pacific Operations, additions to property, plant, and equipment, including both sustaining and expansion capital expenditures, were $4.36 million in the first quarter of 1998 compared to $.71 million for the first quarter of 1997. This increase was due to the property additions for the Pacific Operations of $1.86 million since the date of acquisition and $1.29 million of property additions related to the expansion of the Coal Operations.



     Excluding the effect of long-term assets purchased in the Grand Rivers acquisition, additions to property, plant, and equipment were $6.9 million, $8.6 million, and $7.8 million for 1997, 1996, and 1995, respectively. Property additions were highest in 1996 chiefly due to the construction of a new propane terminal on the North System and pipeline laterals on the Central Basin Pipeline.



     Contributions to partnership investments increased by $23.92 million in the first quarter of 1998 compared to the first quarter of 1997. The increase reflects the Partnership's $25 million cash investment in Shell CO(2) Company, partially offset by a decrease in capital funding for the Mont Belvieu Fractionator.


     Contributions to partnership investments increased $3.0 million in 1997 over the prior year. The increase reflects the funding of the Partnership's share of loan repayments associated with the 1996 expansion project at the Mont Belvieu Fractionator.

  CASH USED IN FINANCING ACTIVITIES


     Cash provided from financing activities totaled $117.57 million in the first quarter of 1998 compared to cash used in financing activities of $4.07 million in the first quarter of 1997. This increase of $121.64 million was the result of a $250.4 million increase in long-term debt and a $9.62 million increase in capital contributions from the General Partner due to the acquisition of the Pacific Operations and the formation of Shell CO(2) Company. The increase in cash provided from financing activities was partially offset by a $116.2 million increase in long-term debt payments due to the refinancing of long-term debt, $16.26 million for the cost of refinancing long-term debt, and an increase in distributions to partners.



     Net cash used in financing activities totaled $6.3 million in 1997 compared to $13.6 million in 1996. This decrease of $7.3 million from 1996 was the result of $33.7 million in net proceeds received from the issuance of Units, partially offset by an increase in debt payments and distributions to partners.



     The proceeds from the issuance of Units in 1997 relate to the Partnership's issuance of 1,091,200 Units in the third quarter of 1997. These proceeds were partially utilized to reduce net debt by $15.1 million in 1997. Overall net debt financing used for capital expansion projects on the Central Basin Pipeline and the North System provided $3.3 million and $6.1 million in 1996, and 1995, respectively.


     Distributions to partners increased to $24.3 million in 1997 compared to $16.8 million in 1996. This increase reflects an increase in the number of Unitholders, an increase in paid distributions per Unit and an increase in incentive distributions to the General Partner as a result of the higher distributions to Unitholders. The Partnership paid distributions of $1.63 per Unit in 1997 compared to

$1.26 per Unit in 1996. The Partnership believes that the increase in paid distributions resulted from favorable operating results in 1997.


     First quarter distributions to partners increased to $10.02 million in 1998 compared to $4.21 million in 1997. This increase was attributable to increased distributions paid to Unitholders of $.5625 per Unit in the first quarter of 1998 compared to $.315 per Unit in the first quarter of 1997, the issuance of
26.6 million additional Units due to the acquisition of the Pacific Operations and increased incentive distributions to the General Partner. The Partnership believes that the increase in paid distributions per Unit resulted from favorable operating results in the first quarter of 1998. On May 13, 1998, the Partnership announced an increase in its quarterly distribution from $.5625 to $.60 per Unit, effective with the distribution for the second quarter of 1998. The Partnership believes that future operating results will continue to support similar levels of quarterly cash distributions, however, no assurance can be given that future distributions will continue at such levels.



     The Partnership's debt instruments generally require the Partnership to maintain a reserve for future debt service obligations. The purpose of the reserve is to lessen differences in the amount of Available Cash from quarter to quarter due to the timing of required principal and interest payments (which may only be required on a semi-annual or annual basis) and to provide a source of funds to make such payments. The Partnership's debt instruments generally require the Partnership to set aside each quarter a portion of the principal and interest payments due in the next six to 12 months.


  PARTNERSHIP DISTRIBUTIONS

     The Partnership Agreement requires the Partnership to distribute 100% of "Available Cash" (as defined in the Partnership Agreement) to the Partners within 45 days following the end of each calendar quarter in accordance with their respective percentage interests. Available Cash consists generally of all cash receipts of the Partnership and its operating partnerships, less cash disbursements and net additions to reserves and amounts payable to the former Santa Fe general partner in respect of its .5% interest in SFPP.

     Available Cash of the Partnership generally is distributed 98% to the Limited Partners (including the approximate 2% limited partner interest of the General Partner) and 2% to the General Partner. This general requirement is modified to provide for incentive distributions to be paid to the General Partner in the event that quarterly distributions to Unitholders exceed certain specified targets.


     In general, Available Cash for each quarter is distributed, first, 98% to the Limited Partners and 2% to the General Partner until the Limited Partners have received a total of $0.3025 per Unit for such quarter, second, 85% to the Limited Partners and 15% to the General Partner until the Limited Partners have received a total of $0.3575 per Unit for such quarter, third, 75% to the Limited Partners and 25% to the General Partner until the Limited Partners have received a total of $0.4675 per Unit for such quarter, and fourth, thereafter 50% to the Limited Partners and 50% to the General Partner. Incentive distributions are generally defined as all cash distributions paid to the General Partner that are in excess of 2% of the aggregate amount of cash being distributed. The General Partner's incentive distributions declared by the Partnership for the first quarter of 1998 and for 1997 were approximately $5.5 million and $3.9 million, respectively.


CREDIT FACILITIES


     On February 17, 1998, the Partnership entered into a $325 million revolving credit facility (the "Credit Facility") with Goldman Sachs Credit Partners L.P., as syndication agent, First Union National Bank, as administrative agent, issuing bank and swingline lender, and the other financial institutions as lenders under the agreement. The Partnership and Kinder Morgan Operating L.P. "B" ("OLP-B") are co-borrowers under the Credit Facility. Commencing in May 2000, the amount available under the Credit Facility reduces on a quarterly basis, with the final installment due in February 2005.

     The obligations of the Partnership under the Credit Facility are guaranteed by the Partnership's operating partnerships and each other Restricted Subsidiary (as defined in the Credit Facility) of the Partnership (other than SFPP). The Partnership has guaranteed the obligations of OLP-B under the Credit Facility. The Credit Facility is secured by, among other things, a first priority lien on
(i) the Partnership's limited partner interests in the Partnership's operating partnerships; (ii) all of the assets of OLP-D (including its general partner interest in SFPP), (iii) the Partnership's ownership interests in the Mont Belvieu Fractionator and Shell CO(2) Company, and (iv) intercompany notes executed by each of the Partnership's operating partnerships (other than SFPP) in favor of the Partnership for loan proceeds lent to them by the Partnership. If the Partnership fails to maintain certain financial ratios, then each of the Partnership's operating partnerships will secure its intercompany note with its assets.

     Interest on loans under the Credit Facility accrues at the Partnership's option at a floating rate equal to either First Union National Bank's base rate (but not less than the Federal Funds Rate plus .5% per annum) or LIBOR plus a margin that will vary from .75% to 1.5% per annum depending upon the ratio of the Partnership's Funded Indebtedness to Cash Flow. Interest on advances is generally payable quarterly.

     The Credit Facility includes restrictive covenants that are customary for this type of facility, including without limitation, the maintenance of certain financial ratios and restrictions on (i) the incurrence of additional indebtedness; (ii) entering into mergers, consolidations, and sales of assets;
(iii) making investments; and (iv) granting liens. In addition, the Credit Facility generally prohibits the Partnership from making cash distributions to holders of Units more frequently than quarterly, from distributing amounts in excess of 100% of Available Cash for the immediately preceding calendar quarter, and from making any distribution to holders of Units if an event of default exists or would exist upon making such distribution.

     As of May 26, 1998, the Partnership had borrowed under the Credit Facility a total of $257 million consisting of (i) approximately $142 million borrowed to refinance its First Mortgage Notes, including a make whole prepayment premium thereunder, and the Refinanced Indebtedness; (ii) approximately $25 million borrowed to fund its cash investment in Shell CO(2) Company; and (iii) approximately $90 million borrowed to fund its acquisition of the general partner interest in Santa Fe and a portion of the transaction costs associated with the acquisition of Santa Fe. The Partnership will borrow approximately $1.34 million under the Credit Facility to retire the VREDs that were not tendered in the VRED Exchange.


     The Partnership First Mortgage Notes were incurred in connection with the original formation of the Partnership. The remainder of the Refinanced Indebtedness was incurred for working capital and general partnership purposes. The Partnership's First Mortgage Notes bore interest at a fixed rate of 8.79% per annum. The remaining Refinanced Indebtedness bore interest at varying rates (a weighted average rate of approximately 7.65% per annum as of December 31, 1997). The Partnership's First Mortgage Notes were payable in 10 equal annual installments of $11 million commencing in June 1998. The remaining Refinanced Indebtedness was scheduled to mature in 1999.

     As of December 31, 1997, SFPP's long term debt aggregated $355 million and consisted of $276.5 million of First Mortgage Notes (the "SF Notes") and a $78.5 million borrowing under SFPP's $175 million bank credit facility. The SF Notes are payable in annual installments through December 15, 2004. The credit facility matures in August 2000. The Partnership intends to refinance some or all of the remaining SF Notes as they become payable. The credit facility permits SFPP to refinance the $64 million of SF Notes due on or before December 15, 1999 (plus a $31.5 million prepayment allowed on such date). The SFPP credit facility also provides for a working capital facility of up to $25 million.

  CAPITAL REQUIREMENTS FOR RECENT TRANSACTIONS


     SHELL CO(2) COMPANY. On March 5, 1998, the Partnership transferred the Central Basin Pipeline and $25 million in cash to Shell CO(2) Company in exchange for a 20% limited partner interest in Shell CO(2) Company. The Partnership financed its cash investment in Shell CO(2) Company through the Credit Facility.

     SANTA FE PACIFIC PIPELINE PARTNERS, L.P. On March 6, 1998, the Partnership acquired substantially all of the assets of Santa Fe for approximately $1.46 billion in aggregate consideration consisting of approximately 26.6 million Units, $84.4 million in cash and the assumption of certain liabilities. The Partnership financed the $84.4 million cash portion of the purchase price and a portion of the transaction expenses through the Credit Facility.



     In September 1990, SFP Pipeline Holdings, Inc., the parent corporation of the general partner of Santa Fe ("SF Holdings"), issued $218,981,000 principal amount of Variable Rate Exchangeable Debentures due 2010 ("VREDs"). Originally, the VRED Holders were entitled to received 37.2093 Santa Fe common units for each $1,000 principal amount of VREDs upon the happening of certain triggering events, such as a change of control, merger or sale of substantially all of the assets (each an "Exchange Event").


     The acquisition of substantially all of the assets of Santa Fe constituted an Exchange Event. As a result of the acquisition, SF Holdings and the VRED trustee entered into a supplemental indenture dated as of March 6, 1998, pursuant to which each $1,000 principal amount of VREDs became exchangeable for
51.720927 Units (the 37.2093 Santa Fe common units for which such VREDs were previously exchangeable multiplied by 1.39, the exchange ratio for the Santa Fe transaction) or an aggregate of approximately 11.3 million Units.

     The Partnership agreed as part of the acquisition that it would cause OLP-D to perform all of SF Holdings' obligations related to the VREDs.


     Prior to the acquisition of Santa Fe, the former general partner owned approximately 8.1 million Santa Fe common units, which was approximately equal to the total number of Santa Fe common units into which the VREDs were exchangeable. As a result of the acquisition, those Santa Fe common units were converted into approximately 11.3 million Units. The former general partner of Santa Fe has placed the certificate representing approximately 11.3 million Units into escrow to satisfy SF Holdings' obligations under the Indenture and these Units will be delivered in exchange for any VREDs tendered.



     The holders of approximately $217.67 million principal amount of VREDs elected to exchange their VREDs for approximately 11,257,990 Units. The remaining $1.34 million principal amount of VREDs will become due and payable in full in cash at par, plus accrued and unpaid interest, on June 4, 1998 (the "Exchange Date") and the approximately 68,000 Units into which such VREDs were exchangeable will be canceled. The payment of the VREDs not tendered for exchange will be financed with borrowings under the Credit Facility.


YEAR 2000

     The Partnership is assessing its internal computer systems and software to ensure that its information technology infrastructure will be Year 2000 capable. The Partnership cannot reasonably estimate, at this time, the potential impact on its financial position and operations if key suppliers, customers and other third parties with whom the Partnership conducts business (including other pipelines with which it interconnects) do not become Year 2000 capable on a timely basis. Costs incurred to become Year 2000 capable are not expected to have a material adverse effect on the Partnership's financial position or results of operations.

                                THE PARTNERSHIP

GENERAL

     The Partnership is a publicly traded MLP formed in August 1992. The Partnership manages a diversified portfolio of midstream energy assets, including six refined products/liquids pipeline systems containing over 5,000 miles of trunk pipeline and 21 truck loading terminals. The Partnership also owns two coal terminals, a 20% interest in Shell CO(2) Company and a 25% interest in a Y-grade fractionation facility.

     On March 6, 1998, the Partnership acquired substantially all of the assets of Santa Fe, which assets currently comprise the Partnership's Pacific Operations, for an aggregate consideration of approximately $1.4 billion, consisting of approximately 26.6 million Units, $84.4 million in cash and the assumption of certain liabilities. On March 5, 1998, the Partnership contributed its 157 mile Central Basin CO(2) Pipeline and approximately $25.0 million in cash for a 20% limited partner interest in Shell CO(2) Company.

     The address of the Partnership's principal executive offices is 1301 McKinney Street, Suite 3450, Houston, Texas 77010 and its telephone number at this address is (713) 844-9500.

BUSINESS STRATEGY


     GENERAL. Management's objective is to operate as a low-cost, growth-oriented, publicly traded MLP by reducing operating expenses, better utilizing and expanding its asset base, and making selective, strategic acquisitions that are accretive to Unitholder distributions. The General Partner's incentive distributions provide it with a strong incentive to increase Unitholder distributions through successful management and business growth. With the addition of the Pacific Operations, the Partnership has become the largest pipeline MLP and the second largest products pipeline system in the United States in terms of volumes delivered.



     PACIFIC OPERATIONS. The Partnership plans to expand its presence in the rapidly growing refined products market in the Western United States through accretive acquisitions and incremental expansions of the Pacific Operations. In the near term, the Partnership expects to realize $15-$20 million per year in cost savings through elimination of redundant general and administrative and other expenses following the acquisition of Santa Fe.



     NORTH SYSTEM. Because the North System serves a relatively mature market, the Partnership intends to focus on increasing throughput by remaining a reliable, cost-effective provider of transportation services and by continuing to increase the range of products transported and services offered.



     SHELL CO(2) COMPANY. Within the Permian Basin, the strategy of Shell CO(2) Company is to offer customers "one-stop shopping" for CO(2) supply, transportation and technical support service. Outside the Permian Basin, Shell CO(2) Company intends to compete aggressively for new supply and transportation projects which the Partnership believes will arise as other U.S. oil producing basins mature and make the transition from primary production to enhanced recovery methods.



     COAL TERMINALS. Both of the Partnership's coal terminals are strategically positioned to benefit from the expected increase in demand for low sulfur western coals in eastern U.S. markets due to increasing environmental compliance standards. Because many utilities' compliance strategies require a diverse blend of higher and lower sulfur coals, the Partnership's modern blending facilities and large storage capacities enable it to offer higher margin services to its customers. During 1997, the Partnership expanded throughput and storage capacity at the Cora Terminal and in 1998 began expansion of its Grand Rivers Terminal.

     The Partnership's operations are grouped into three reportable business segments: Liquid Pipelines; Coal Transfer, Storage and Services; and Gas Processing and Fractionation. The following table reflects 1997 revenues, earnings and EBITDA for the Partnership's segments.





                          1997             1997 SEGMENT           1997 SEGMENT
                        REVENUES           EARNINGS(A)             EBITDA(B)
                        --------           ------------           ------------
Pacific Liquids
  Pipelines(c)........  $244.415    76.8%    $134.179      77.8%    $155.530      76.6%
Mid-Continent Liquids
  Pipelines...........    53.511    16.8%      23.884      13.9%      31.953      15.7%
Coal Transfer, Storage
  and Services(d).....    18.155     5.7%      10.708       6.2%      11.766       5.8%
Gas Processing and
  Fractionation.......     2.266     0.7%       3.598       2.1%       3.798       1.9%
                        --------   -----     --------     -----     --------     -----
                        $318.347   100.0%    $172.369     100.0%    $203.047     100.0%


---------------

(a) Excludes interest and debt expense, general and administrative expense, minority expense and other insignificant items.

(b)  Segment Earnings plus depreciation, amortization and income taxes.

(c) The amounts reflected state the historical performance of Santa Fe and may not be indicative of the results that would have occurred if the acquisition of Santa Fe had been consummated on January 1, 1997 or which will be obtained in the future.


(d) 1997 results include only four months of Grand Rivers Terminal operations (acquired September 1, 1997).


LIQUIDS PIPELINES


     The Partnership's Liquids Pipelines segment is conducted through two geographic divisions: Pacific Operations and Mid-Continent Operations. The segment includes both interstate common carrier pipelines regulated by the FERC and intrastate pipeline systems, which are regulated by the CPUC in California. Products transported on these pipelines include refined petroleum products, NGLs and CO(2).


     Refined petroleum products and related uses are:


               PRODUCT                                          USE
               -------                                          ---
Gasoline.............................  Transportation
Jet/Kerosene.........................  Commercial and military air transportation
Distillate...........................  Transportation (auto, rail, marine), farm, industrial and commercial
Residual Fuels.......................  Marine transportation and power generation

     NGLs are typically extracted from natural gas in liquid form under low temperature and high pressure conditions. NGL products and related uses are:



               PRODUCT                                          USE
               -------                                          ---
Propane..............................  Residential heating, agricultural uses and petrochemical feedstock
Isobutanes...........................  Further processing
Natural Gasoline.....................  Further processing or gasoline blending into gasoline motor fuel
Ethane...............................  Feedstock for petrochemical plants
Normal Butane........................  Feedstock for petrochemical plants


     CO(2) is used in enhanced oil recovery projects as a flooding medium for recovering crude oil from mature oil fields.

     The Liquids Pipelines are, in general, located on land owned by others and are operated under easements or rights-of-way granted by land owners. Where Partnership facilities are located on or across public property, railways, rivers, roads or highways, or similar crossings, they are operating under permits or easements from public authorities, railways, or public utilities, some of which are revocable at the election of the grantor.

  PACIFIC OPERATIONS

     The Pacific Operations, which include the South Line, North Line, Oregon Line and San Diego Line, serve six western states with approximately 3,300 miles of refined petroleum products pipeline and related terminal facilities. The Pacific Operations pipelines transport approximately one million barrels per day of refined petroleum products, consisting primarily of: gasoline (63%), diesel fuel (20%) and jet fuel (17%). The operations also include 13 truck loading terminals and provide pipeline service to approximately 44 customer-owned terminals, three commercial airports and 12 military bases.


     These pipeline assets provide refined petroleum products to some of the fastest growing populations in the United States. Significant population gains have occurred in the Los Angeles and Orange, California areas as well as the Las Vegas, Nevada and the Tucson-Phoenix, Arizona regions. Pipeline transportation of gasoline and jet fuels has a direct correlation with demographic patterns. The Partnership believes that the positive demographic changes associated with the Pacific Operations are expected to continue in the future.


     SOUTH LINE. The South Line consists of two pipeline segments, the West Line and the East Line.

     The West Line consists of approximately 555 miles of primary pipeline and currently transports products for approximately 50 shippers from seven refineries and three pipeline terminals in the Los Angeles Basin to Phoenix and Tucson and various intermediate commercial and military delivery points. Also, a significant portion of West Line volumes are transported to Colton, California for local distribution and for delivery to CalNev Pipeline, an unaffiliated common carrier of refined petroleum products to Las Vegas and intermediate points. The West Line serves Partnership terminals located in Colton and Imperial, California as well as in Phoenix and Tucson.

     The East Line is comprised of two parallel lines originating in El Paso, Texas and continuing approximately 300 miles west to the Tucson terminal and one line continuing northwest approximately 130 miles from Tucson to Phoenix. All products received by the East Line at El Paso come from a refinery in El Paso or are delivered through connections with non-affiliated pipelines from refineries in Odessa and Dumas, Texas and Artesia, New Mexico. The East Line transports refined petroleum products for approximately 17 shippers and serves Partnership terminals located in Tucson and Phoenix.

     In late 1995, Diamond Shamrock, Inc. completed construction of a new 10-inch diameter refined petroleum products pipeline from its refinery near Dumas, Texas to El Paso. In late 1996, Diamond Shamrock connected this pipeline to the East Line and began shipping products to Tucson and Phoenix.

     Longhorn Partners Pipeline is a proposed joint venture project which would begin transporting refined products from refineries on the Gulf Coast to El Paso and other destinations in Texas. Increased product supply in the El Paso area could result in some shift of volumes transported into Arizona from the West Line to the East Line. While increased movements into the Arizona market from El Paso would displace higher tariff volumes supplied from Los Angeles on the West Line, such shift of supply sourcing has not had, and is not expected to have, a material effect on operating results.

     NORTH LINE. The North Line consists of approximately 1,075 miles of pipeline in six segments originating in Richmond, Concord and Bakersfield, California. This line serves the Partnership's terminals located in Brisbane, Bradshaw, Chico, Fresno and San Jose, California, and Sparks, Nevada. The products delivered through the North Line come from refineries in the San Francisco area. A small percentage of supply is received from various pipeline and marine terminals that deliver products from foreign and domestic ports. Substantially all of the products shipped through the Bakersfield-Fresno segment of the North Line are supplied by a refinery located in Bakersfield.


     OREGON LINE. The Oregon Line is a 114-mile pipeline serving approximately ten shippers. The Oregon Line receives products from marine terminals in Portland, Oregon and from Olympic Pipeline, a non-affiliated carrier, which transports products from the Puget Sound, Washington area to Portland. From its origination point in Portland, the Oregon Line extends south and serves the Partnership's terminal located in Eugene, Oregon.


     SAN DIEGO LINE. The San Diego Line is a 135-mile pipeline serving major population areas in Orange County (immediately south of Los Angeles) and San Diego, California. Approximately 20 shippers transport products on this line, supplied by the same refineries and terminals that supply the West Line, and extends south to serve Partnership terminals in the cities of Orange and San Diego.


     TRUCK LOADING TERMINALS. The Pacific Operations include 13 truck loading terminals with an aggregate usable tankage capacity of approximately 8.2 million barrels. Terminals are located at destination points on each of the lines as well as at certain intermediate points along each line where deliveries are made. These terminals furnish short-term product storage, truck loading and ancillary services, such as vapor recovery, additive injection, oxygenate blending and quality control. The simultaneous truck loading capacity of each terminal ranges from 2 to 12 trucks.


     The capacity of terminaling facilities varies throughout the pipeline systems and terminal facilities are not owned at all pipeline delivery locations. At certain locations, product deliveries are made to facilities owned by shippers or independent terminal operators. Truck loading and other terminal services are provided as an additional service, and a separate fee (in addition to transportation tariffs) is charged.

     MARKETS. Currently, the Pacific Operations serve in excess of 100 shippers in the refined products market, with the largest customers consisting of major petroleum companies, independent refineries, the United States military and independent marketers and distributors of products. A substantial portion of product volume transported is gasoline, the demand for which is dependent on such factors as prevailing economic conditions and demographic changes in the markets served. The majority of the Pacific Operations' market is expected to maintain growth rates that exceed the national average for the foreseeable future.

     Currently, the California gasoline market is approximately 900,000 barrels per day, of which the Partnership transports in excess of 65%. The Arizona gasoline market is served primarily by the Partnership at a market demand of 135,000 barrels per day. Nevada's gasoline market is currently in excess of 50,000 barrels per day and Oregon's is approximately 98,000 barrels per day. The distillate market is approximately 377,000 barrels per day, 78,000 barrels per day, 72,000 barrels per day and 62,000 barrels per day in California, Arizona, Nevada and Oregon, respectively.

     The volume of products transported is directly affected by the level of end-user demand for such products in the geographic regions served. Certain product volumes can experience seasonal variations and overall volumes are generally slightly lower during the first and fourth quarters of each year.

     SUPPLY. The majority of refined products supplied to the Pacific Operations initiate from the major refining centers around Los Angeles, San Francisco and Puget Sound, as well as waterborne terminals. The waterborne terminals have three central locations on the Pacific Coast: (1) terminals operated by GATX, Mobil and others on the Washington/Oregon coast; (2) the Wickland Terminal on the Northern California Coast; and (3) terminals operated by GATX, Shell and ASTC on the Southern California Coast.

     COMPETITION. The most significant competitors of the Pacific Operations pipeline systems are proprietary pipelines owned and operated by major oil companies in the area where the pipeline system delivers products, refineries within the Partnership's market areas and related trucking arrangements. The Partnership believes that high capital costs, tariff regulation and environmental permitting considerations make it unlikely that a competing pipeline system comparable in size and scope will be built in the foreseeable future, provided that the Partnership has available capacity to satisfy demand and its tariffs remain at reasonable levels. However, the possibility of pipelines being constructed to serve specific markets is a continuing competitive factor. Trucks may competitively deliver products in certain markets. Increased utilization of trucking by major oil companies has caused minor but notable reductions in product volumes delivered to certain shorter-haul destinations, primarily Orange and Colton, California. Management cannot predict with certainty whether this trend towards increased short-haul trucking will continue in the future.

  MID-CONTINENT OPERATIONS

     The Mid-Continent Operations include the North System, the Cypress Pipeline, and the Partnership's interests in Shell CO(2) Company and the Heartland Pipeline Company.

     NORTH SYSTEM


     GENERAL. The North System is an approximately 1,600 mile interstate common carrier of NGL and refined petroleum products. The pipeline system extends from South Central Kansas to the Chicago area. South Central Kansas is a major hub for producing, gathering, storing, fractionating and transporting NGLs. The North System's primary pipeline is composed of approximately 1,400 miles of 8" and 10" pipelines and includes (i) two parallel pipelines (except for a 50-mile segment in Nebraska) originating at Bushton, Kansas and continuing to a major storage and terminal area in Des Moines, Iowa, (ii) a third pipeline, which extends from Bushton to the Kansas City, Missouri area, and (iii) a fourth pipeline that transports product to the Chicago area from Des Moines. Through interconnections with other major liquids pipelines, the pipeline system connects Mid-Continent producing areas to markets in the Midwest and eastern United States. The North System operated at approximately 62%, 66% and 59% of capacity during 1997, 1996, and 1995, respectively.



     The Partnership has defined sole carrier rights to utilize capacity on an extensive pipeline system owned by the Williams Company which interconnects with the North System. The Partnership negotiated an amendment to this capacity lease agreement in March, 1998 which extends the lease term to February, 2013, with a five year renewal option. A reduction in the minimum guaranteed payment and an increase in capacity provided in exchange for such payment under this agreement should result in expected annual cost savings to the Partnership of approximately $.6 million.

     The following table sets forth volumes (MBbls) of NGLs transported on the North System for delivery to the various markets for the periods indicated:


                                   YEAR ENDED DECEMBER 31,                THREE MONTHS
                        ----------------------------------------------       ENDED
                         1993      1994      1995      1996      1997    MARCH 31, 1998
                        ------    ------    ------    ------    ------ ------------------
                                        VOLUMES(MBBLS)
Petrochemicals.......   11,201     2,861(1)  1,125       684     1,200         175
Refineries and line
  reversal...........    9,676    10,478     9,765     9,536    10,600       2,488
Fuels................    8,957    10,039     7,763(2) 10,500     7,976       2,334
Other(3).............    6,879     6,551     7,114     8,126     7,399       1,105
                        ------    ------    ------    ------    ------       -----
          Total......   36,713    29,929    25,767    28,846    27,175       6,102
                        ======    ======    ======    ======    ======       =====


---------------

(1) The 1994 volumes reflect the loss of the major petrochemical shipper as of February 28, 1994.

(2) The 1995 volumes reflect the shut down of a synthetic natural gas plant in 1995.

(3) NGL gathering systems and Chicago originations other than long-haul volumes of refinery butanes.

     The North System has approximately 7.3 million barrels of storage capacity which include caverns, steel tanks, pipeline line-fill and leased storage capacity. This storage capacity provides operating efficiencies and flexibility in meeting seasonal demand of shippers as well as propane storage for the truck loading terminals.

     TRUCK LOADING TERMINALS. The North System has seven propane truck loading terminals and one multi-terminal complex at Morris, Illinois, in the Chicago area, which is capable of loading propane, normal butane, isobutane, and natural gasoline.

     MARKETS. The North System currently serves approximately 50 shippers in the upper Midwest market, including both users and wholesale marketers of NGLs. These shippers include all four major refineries in the Chicago area. Wholesale marketers of NGLs primarily make direct large volume sales to major end-users, such as propane marketers, refineries, petrochemical plants, and industrial concerns.

     Market demand for NGLs varies in respect to the different end uses to which NGL products may be applied. Demand for transportation services is influenced not only by demand for NGLs, but also by the available supply of NGLs.

     SUPPLY. NGLs extracted or fractionated at the Bushton gas processing plant operated by KN Processing, Inc. have historically accounted for a significant portion of the NGLs transported through the North System (approximately 40-50%). Other sources of NGLs transported in the North System include major independent oil companies, marketers, end-users and natural gas processors that use interconnecting pipelines to transport hydrocarbons.

     COMPETITION. The North System competes with other liquids pipelines and to a lesser extent rail carriers. In most cases, established pipelines are generally the lowest cost alternative for the transportation of NGLs and refined petroleum products. Therefore, the Partnership's primary competition is represented by pipelines owned and operated by others.

     In the Chicago area, the North System competes with other NGL pipelines that deliver into the area and with rail car deliveries primarily from Canada. Other Midwest pipelines and area refineries compete with the North System for propane terminal deliveries. The North System also competes indirectly with pipelines that deliver product to markets not served by the North System, such as the Gulf Coast market area.

     SHELL CO(2) COMPANY


     GENERAL. On March 5, 1998, the Partnership and affiliates of Shell agreed to combine their CO(2) activities and assets into a partnership (Shell CO(2) Company) to be operated by Shell. The Partnership acquired, through a newly created limited liability company, a 20% interest in Shell CO(2) Company in exchange for contributing its Central Basin Pipeline and approximately $25 million in cash. Shell contributed its approximately 45% interest in the McElmo Dome CO(2) reserves, its 11% interest in the Bravo Dome CO(2) reserves, its indirect 50% interest in the Cortez pipeline, its indirect 13% interest in the Bravo pipeline and other related assets in exchange for an 80% interest in Shell CO(2) Company. The Cortez and Bravo pipelines connect CO(2) reserves in the McElmo and Bravo Domes principally to Denver City, Texas, where they interconnect with the Central Basin Pipeline, among others.


     The Partnership's approval will be required for certain key decisions, including (i) capital calls in excess of $5 million, (ii) changes in distribution policy and (iii) approval of the five-year budget. The combination of Partnership and Shell assets facilitates the marketing of CO(2) by bringing a complete package of CO(2) supply, transportation and technical expertise to the customer. By creating an area of mutual interest in the continental U.S., the Partnership will have the opportunity to participate with Shell in certain new CO(2) projects in the region. Altura, Shell's joint venture with Amoco, is also a major user of CO(2) in its West Texas fields.

     Under the terms of the Shell CO(2) Company partnership agreement, the Partnership will receive a priority distribution of $14.5 million per year for the first four years. To the extent the amount paid to the Partnership over the first four years is in excess of 20% of Shell CO(2) Company's distributable cash flow for such period (discounted at 10%), the amount of such overpayment will be deducted from the Partnership's distributions equally over years five and six.

     At any time after March 5, 2002, Shell has the right to purchase the Partnership's interest in Shell CO(2) Company, and the Partnership has the right to require Shell to purchase the Partnership's interest in Shell CO(2) Company. The purchase price for the Partnership's interest in Shell CO(2) Company will be at a discount from fair value in the event the Partnership exercises its put option, and at a premium over fair value in the event Shell exercises its call option. The amount of the discount or premium declines during the period from March 5, 2003 through March 5, 2006 and is thereafter fixed at a 5% discount/premium. If the parties are unable to agree to the fair value of the Partnership's interest in Shell CO(2) Company, then the Partnership and Shell will use an agreed-upon appraisal methodology to determine fair value.

     MCELMO AND BRAVO DOMES. Shell CO(2) Company operates and owns 45% of the McElmo Dome which contains more than 10 trillion cubic feet ("TCF") of nearly pure CO(2). The remaining interest in McElmo is owned by Mobil (approximately 40%), Chevron (approximately 4%) and others. This dome produces from the Leadville formation at 8,000 feet through wells that deliver gas at individual rates up to 50 MMcf/d. Delivery capacity exceeds one Bcf per day to the Permian Basin and 60 MMcf/d to Utah, and additional expansions are under consideration.

     The Bravo Dome, of which Shell CO(2) Company owns 11%, holds reserves of approximately eight TCF and covers an area of more than 1,400 square miles. It produces more than 400 MMcf/d from more than 350 wells in the Tubb Sandstone at 2,300 feet. The remaining interest in the Bravo Dome is owned by Amoco (approximately 74%), Amerada Hess (approximately 10%) and others.

     CO(2) PIPELINES. The 502-mile, 30-inch Cortez Pipeline, operated by a Shell affiliate, carries CO(2) from the McElmo Dome source reservoir to the Denver City, Texas hub. The Cortez line currently transports in excess of 800 MMcf/d, including approximately 90% of the CO(2) transported on the Central Basin Pipeline (see below). The Cortez Pipeline is owned by Shell CO(2) Company (50%), Mobil (37%) and Cortez Vickers Pipeline Company (13%).

     The 20-inch Bravo pipeline runs 218 miles to the Denver City hub and has a capacity of more than 350 MMcf/d. Major delivery points along the line include the Slaughter Field in Cochran and

Hockley counties, Texas, and the Wasson field in Yoakum County, Texas. Tariffs on the Cortez and Bravo pipelines are not regulated. The Bravo Pipeline is owned by Amoco (81%), Shell CO(2) Company (13%) and Markland (6%).


     Placed in service in 1985, the Central Basin Pipeline consists of approximately 143 miles of 16" to 20" main pipeline and 157 miles of 4" to 12" lateral supply lines located in the Permian Basin between Denver City and McCamey, Texas with a throughput capacity of 600 MMcf/d. At its origination point in Denver City, the Central Basin Pipeline interconnects with the three major CO(2) supply pipelines from Colorado and New Mexico, namely the Cortez, Bravo and Sheep Mountain pipelines (operated by Shell, Amoco, and ARCO, respectively). The mainline terminates near McCamey where it interconnects with the Canyon Reef Carriers, Inc. pipeline.



     CO(2) pipeline profitability is dependent upon the demand among oil producers for CO(2) in connection with enhanced oil recovery programs. The level of enhanced oil recovery programs is sensitive to the level of oil prices. Although CO(2) floods are initially capital-intensive, they have relatively low ongoing operational costs. Many existing floods remain economic at oil prices as low as $5 per barrel. While volumes have increased on all three of Shell CO(2) Company's pipelines, significant capacity exists for additional CO(2) movement. This system should benefit from increased utilization due to the increased use of enhanced recovery techniques by companies expanding or initiating recovery projects. The CO(2) pipelines' tariffs are not regulated.



     COMPETITION. Shell CO(2) Company's primary competitors for the sale of CO(2) include suppliers which have an ownership interest in McElmo Dome, Bravo Dome and Sheep Mountain Dome CO(2) reserves.



     Shell CO(2) Company's ownership interests in the Cortez and Bravo pipelines are in direct competition with Sheep Mountain pipeline, as well as competing with one another, for transportation of CO(2) to the Denver City market area. Competitive position is influenced by providing a lower laid in price in Denver City. The laid in price is a combination of the commodity price from the source field and the transportation fee to move it to the market. Utilization of Shell CO(2) Company's Central Basin Pipeline, which runs from Denver City to the Permian Basin is generally dependent upon the relative distance between it and other competing pipelines to a CO(2) flood project.


     There is no assurance that new CO(2) source fields will not be discovered which could compete with Shell CO(2) Company or that new methodologies for enhanced oil recovery could replace CO(2) flooding.

     CYPRESS PIPELINE

     GENERAL. The Cypress Pipeline, which began operations in April 1991, is an interstate common carrier pipeline system originating at storage facilities in Mont Belvieu, Texas and extending 104 miles east to the Lake Charles, Louisiana area. Mont Belvieu, located approximately 20 miles east of Houston, is the largest hub for NGL gathering, transportation, fractionation and storage in the United States and is located at the intersection of multiple long-haul NGL pipelines as well as NGL pipelines for transportation to the Port of Houston, the area with the largest concentration of major petrochemical plants and refineries in the United States.

     MARKETS. The pipeline was built to service a major petrochemical producer in the Lake Charles, Louisiana area under a 20-year ship-or-pay agreement that expires in 2011. The producer is a private company engaged primarily in the olefins and vinyls businesses in North America with 20 operating sites producing in excess of 7 billion pounds per year of product. The contract requires a minimum volume of 30,000 barrels per day. In 1996, the Partnership entered into an agreement with the producer to expand the Cypress Pipeline's capacity by 25,000 barrels per day to 57,000 barrels per day. The expansion was completed on October 31, 1997. In addition, a new five-year ship-or-pay contract with the producer was signed for a minimum of 13,700 additional barrels per day and shipment of additional volumes began on December 1, 1997. Management continues to pursue projects that could increase throughput on the Cypress Pipeline.

     The producer has elected to be an "investor shipper" and as such has the right, at the end of any year during the contract term, to purchase up to a 50% joint venture interest in the Cypress Pipeline at a price established in accordance with a formula contained in the transportation agreement. The Partnership believes, based on the formula purchase price and current market conditions, that it would be uneconomical for the producer to exercise its buy-in option in the foreseeable future.

     SUPPLY. The Cypress Pipeline originates in Mont Belvieu where it is able to receive ethane from local storage facilities. Mont Belvieu has facilities to fractionate NGLs received from several pipelines into ethane and other components. Additionally, ethane is supplied to Mont Belvieu through pipeline systems that transport specification NGLs from major producing areas in Texas, New Mexico, Louisiana, Oklahoma, and the Mid-Continent Region.

     HEARTLAND PIPELINE COMPANY

     GENERAL. The Heartland pipeline was completed in the fall of 1990 and is owned by Heartland Pipeline Company ("Heartland"), a partnership owned equally by the Partnership and Conoco. The core of Heartland's pipeline system is one of the North System's main line sections that originates in Bushton, Kansas. Heartland leases certain specified pipeline capacity to ship refined petroleum products on this line under a long-term lease agreement that will expire in 2010. Heartland's Des Moines terminal has five main tanks that allow storage of approximately 200,000 barrels of gasoline and fuel oils.

     Under Heartland's organizational structure and partnership agreement, the Partnership operates the pipeline, and Conoco operates Heartland's Des Moines terminal and serves as the managing partner.

     MARKETS. Heartland provides transportation of refined petroleum products from refineries in the Kansas and Oklahoma area to a Conoco terminal in Lincoln, Nebraska and Heartland's Des Moines terminal. The volume of refined petroleum products transported by Heartland is directly affected by the demand for, and supply of, refined petroleum products in the geographic regions served. The major portion of refined petroleum product volumes transported by Heartland is motor gasoline, the demand for which is dependent on price, prevailing economic conditions and demographic changes in the markets served. Heartland's business has experienced only minor seasonal fluctuations in demand.

     SUPPLY. Refined petroleum products transported by Heartland on the North System are supplied primarily from the National Cooperative Refinery Association crude oil refinery in McPherson, Kansas and the Conoco crude oil refinery in Ponca City, Oklahoma. The Ponca City volumes move to the North System through interconnecting third-party pipelines, while the McPherson volumes are transported directly through the North System.

     COMPETITION. Heartland competes with other refined product carriers in the geographic market served. Heartland's principal competitor is Williams Pipeline Company.

COAL TRANSFER, STORAGE AND SERVICES

     Coal continues to dominate as the fuel for electric generation, accounting for more than 55% of U.S. capacity. Forecasts of overall coal usage and power plant usage for the next 20 years show an increase of about 1.5% per year. Current domestic supplies are predicted to last for more than 300 years. Most of the Partnership's coal terminals' volume is destined for use in coal-fired electric generation.

     Environmental legislation is currently driving changes in specification of coal used for electric generation to low-sulfur products. When burned, the sulfur in coal converts to an air pollutant known as sulfur dioxide (SO(2)). Effective January 1, 1995, Phase I of the Clean Air Act Amendments required the 110 largest sulfur-emitting power plants to reduce SO(2) emissions. Effective January 1, 2000, Phase II of the Clean Air Act requires the plants to further decrease emissions. The Partnership believes that obligations to comply with the Clean Air Act Amendments of 1990 will drive shippers to increase the use of low-sulfur coal from the western United States. Approximately 80% of the coal loaded through the Cora Terminal and the Grand Rivers Terminal is low sulphur coal originating from mines located in the western United States, including the Hanna basin, Powder River basin, western Colorado and Utah.

  CORA COAL TERMINAL

     The Cora Terminal is a high-speed, rail-to-barge coal transfer and storage facility. Built in 1980, the Cora Terminal is located on approximately 480 acres of land along the upper Mississippi River near Cora, Illinois, about 80 miles south of St. Louis, Missouri. The terminal's equipment includes 3.5 miles of railroad track, a rotary dumping station and train indexer, a multidirectional coal stacker/reclaimer, approximately 4,000 feet of conveyor belts and an anchored terminaling facility on the Mississippi River that takes advantage of approximately five miles of owned and leased available riverfront access of which approximately 7,000 feet is developed. The Cora Terminal is located on lands owned by the Partnership and on private lands under lease to the Partnership. The primary lease for the Cora Terminal expires December 2015.

     The terminal has a throughput capacity of about 15 million tons per year which can be expanded to 20 million tons with certain capital additions. The facility's equipment permits it to continuously unload 115-car unit trains at a rate of 3,500 tons per hour. The terminal can transfer the coal to a storage yard or unload to barges at a rate up to 5,700 tons per hour. The railroad track can accommodate two 115-car trains simultaneously and the riverfront access permits simultaneous fleeting of up to 100 barges. The terminal also has automatic sampling, programmable controls, certified belt scales, computerized inventory control and the ability to blend different types of coal. The terminal currently is equipped to store up to 1.0 million tons of coal, which gives customers the flexibility to coordinate their supplies of coal with the demand at power plants.


     Management believes there is significant opportunity to increase the volumes of coal handled through the Cora Terminal. A $1.5 million capital expenditure, completed in 1997, increased throughput capacity by approximately 25% and doubled storage capacity. The terminal handled approximately 7.1 million tons, 6.0 million tons, and 6.5 million tons of coal in 1997, 1996, and 1995, respectively. Increased volume in 1997 resulted from higher volumes shipped under certain existing contracts plus volumes shipped under a new contract with the Tennessee Valley Authority and other new business. Management plans to continue to lower costs in order to remain competitive and intends to cultivate strategic partners such as rail and major barge carriers.



     MARKETS. Four major customers ship approximately 80% of all the coal loaded through the terminal. TECO Energy, Inc. ("TECO") is the parent of Tampa Electric of Tampa, Florida. TECO Transport, TECO's barge subsidiary, transports the coal by barge down the Mississippi River and intercoastal waterway and burns the coal in Tampa Electric's power plants. Through Ziegler Coal, TECO has two contracts with Cora Terminal which expire December 31, 2004. Carboex International Limited ("Carboex") is a Spanish state-owned coal purchasing company, which purchases coal for the various Spanish state-owned utilities. Carboex transports coal by barge to New Orleans and then by ship to Spain for use in the Puentes de Garcia Rodriguez Power Plant. Carboex's contract with Cora Terminal expires December 31, 2001. Indiana-Kentucky Electric Corp. ("IKEC") is a subsidiary of American Electric Power ("AEP") of Columbus, Ohio, which transports coal by barge to its various power plants on the Ohio River. The IKEC contract continues through December 31, 2004. The Partnership signed a coal transfer contract with the Tennessee Valley Authority on May 15, 1997 (effective January 1, 1997) continuing through December 31, 1999.

     SUPPLY. Historically, the Cora Terminal has moved coal that originated in the mines of southern Illinois. Many shippers, however, particularly in the East, are now using western coal loaded at the Cora Terminal or a mixture of western coal and Illinois coal as a means of meeting environmental restrictions. The Partnership believes that Illinois coal producers and shippers will continue to be important customers, but anticipates that growth in volume through the terminal will be primarily due to western coal originating in Wyoming, Colorado and Utah.

     The Cora Terminal sits on the mainline of the Union Pacific Railroad and is strategically well positioned to receive coal shipments from the West. Mines in southern Illinois and in Wyoming (Hanna and Powder River basins) are within the Union Pacific's service area and its connecting lines. With the recent merger of the Union Pacific and Southern Pacific Railroads, coal mined in the Colorado and Utah basins can now be shipped through the Cora Terminal. Union Pacific is one of only two major rail lines connected to the western mines that ship coal to the East and serves major coal companies that have substantial developed and undeveloped reserves.

  GRAND RIVERS TERMINAL

     On September 4, 1997, the Partnership acquired at a cost of approximately $20 million the assets of BRT Transfer Terminal, Inc. and other assets from Vulcan Materials Company and the name of the terminal was subsequently changed to Grand Rivers Terminal. The Grand Rivers Terminal is operated on land under easements with an initial expiration of July 2014.

     The Grand Rivers Terminal is a coal transloading and storage facility located on the Tennessee River, just above the Kentucky Dam. The Grand Rivers Terminal is a modern, high-speed coal handling terminal featuring a direct dump train-to-barge facility, a bottom dump train-to-storage facility, a barge unloading facility and a coal blending facility that can blend up to four different coals at one time. The terminal has four distinct and separate facilities, three of which are in close proximity. Three of the facilities receive coal by rail and the fourth by truck and barge. Coal blending can be done in two of the facilities. The terminal has an annual throughput capacity of approximately 25 million tons with a storage capacity of approximately 2 million tons.

     Coal can be unloaded and sent either to storage or directly dumped into barges at the rate of 5,000 tons per hour. Coal can be automatically blended and loaded into barges at the rate of 3,000 tons per hour. The fleeting of barges is currently handled by Vulcan pursuant to an operating agreement with the Partnership. Other features of the terminal include automatic sampling, programmable controls, computerized blending, belt scales, and computerized inventory control.


     Management believes there is significant opportunity to increase throughput at the Grand Rivers Terminal because it offers access to seven Class I railroads, is located on two major waterways (the Tennessee and Cumberland Rivers) with further access to the Ohio and Mississippi Rivers and the Gulf Coast via the Tennessee-Tombigbee System and is isolated from flooding problems due to its location near the Kentucky Dam.


     SUPPLY. Grand Rivers has its main operations on the Tennessee River, near Grand Rivers, Kentucky. The terminal provides easy access to the Ohio-Mississippi River network, the Tennessee-Tombigbee System, major trucking routes on the interstate highway system and is served by the Paducah & Louisville Railroad, a short line railroad with connections to seven Class I rail lines including the Union Pacific, CSX, Illinois Central and Burlington Northern. The Grand Rivers Terminal is situated between the Illinois and western low-sulphur coal fields. The major coal companies served by these railroads have substantial developed and undeveloped reserves.

     MARKETS. The Grand Rivers Terminal's primary business has been to supply blends of western United States, southern Illinois and western Kentucky coal to the power plants operated by the Tennessee Valley Authority and other power plants located on the Ohio-Mississippi and Tennessee-Tombigbee Systems. The Grand Rivers Terminal is strategically positioned to receive and store both local and western basin coals and can also blend large volumes of coal with speed and accuracy.

The strategic position and blending capabilities will provide an advantage in meeting increased demand by power plants for blends of western and eastern coals necessary for continued compliance with the Clean Air Act Amendments of 1990. The Grand Rivers Terminal is the only major terminal in the area that can both receive and load barge coal.

  COMPETITION

     The Cora Terminal and the Grand Rivers Terminal compete with several coal terminals located in the general geographic area, however, no significant new coal terminals have been constructed near the Cora Terminal or the Grand Rivers Terminal in the last ten years. There are significant barriers to entry for the construction of new coal terminals, including the requirement for significant capital expenditures and restrictive environmental permitting requirements. Management believes the Cora Terminal and the Grand Rivers Terminal can compete successfully with other terminals because of their favorable location, independent ownership, available capacity, modern equipment and large storage area. Some of the major competing terminals include:

     - AMERICAN COMMERCIAL MARINES' HALL STREET TERMINAL, owned by CSX, is located in St. Louis. This terminal is similar to Cora in design and operation, with annual volumes estimated at 6 million tons. Like Cora, this terminal experiences occasional interruptions of service due to high water conditions.

     - COOK TERMINAL, owned by a consortium of power companies led by American Electric Power, is located north of the Grand Rivers Terminal on the Ohio River. This terminal is connected to both the Union Pacific and Burlington Northern railroads. Annual volumes are estimated at 12 million tons.

     - KELLOGG DOCK, owned by Consolidated Coal Company ("Consol"), is located 25 miles north of the Cora Terminal. Kellogg is connected to the Union Pacific railroad and has annual volumes estimated at 3 million tons.

     There are numerous other terminals, many that are for proprietary use by the owners.

  RED LIGHTNING ENERGY SERVICES

     In 1997, the Partnership began marketing energy related products and coal terminal services through its Red Lightning Energy Services unit ("Red Lightning"). Products marketed include coal and propane. The unit provides marketing of coal terminal services for both the Cora Terminal and the Grand Rivers Terminal.

     MARKETS. Coal is marketed and sold to utilities and industrial customers in the Midwest and Southeastern region of the United States on short term delivery or spot contracts. These customers use coal primarily for the generation of electricity. Propane is marketed and sold to industrial customers in the Midwest for use as fuel for a variety of industrial applications. Terminal services are marketed to utility and industrial customers on both short and long term contracts for storage and blending of coal.

     SUPPLY. Red Lightning obtains coal primarily through producers in the Powder River and Illinois Basins on short term or spot sales contracts. Some coal is purchased through other coal marketers and brokers. Propane is purchased from propane marketers. Other services marketed by Red Lightning include storage and blending at the Partnership's two coal terminals.

     The Partnership plans to expand Red Lightning in 1998 by adding refined fuels and natural gas to the products it is currently marketing to utilities and municipal and industrial customers. The Partnership does not utilize derivatives or other similar instruments to hedge its risk with respect to commodity price fluctuations.

GAS PROCESSING AND FRACTIONATION

     The Partnership's gas processing and fractionating assets include its indirect interest in the Mont Belvieu Fractionator and the Painter Plant.

  MONT BELVIEU FRACTIONATOR


     GENERAL. The Partnership owns an indirect 25% interest in the Mont Belvieu Fractionator, located approximately 20 miles east of Houston in Mont Belvieu, Texas. The fractionator is a full-service fractionating facility that produces a range of specification products, including ethane, propane, normal butane, isobutane and natural gasoline from a raw stream of natural gas liquids (Y-grade). The facility, which was built in 1980, is operated by Enterprise Products Company and has access to virtually all major liquids pipelines and storage facilities located in the Mont Belvieu area. The Partnership's cash flow from its indirect interest in the Mont Belvieu Fractionator depends on the difference between fractionation revenues and fractionation costs (including the level of capital expenditures), as well as demand for fractionation services. The Mont Belvieu Fractionator has two major components: NGL fractionating and butane splitting. The NGL fractionating component consists of two trains: The West Texas train and the Seminole train. Each train consists of a de-ethanizer, a de-propanizer and a de-butanizer. Each major unit has an associated reboiler and related control equipment. The fractionation process uses heat recovery equipment and cogeneration. In December 1996, the total capacity of the fractionator was expanded by approximately 45,000 barrels per day to approximately 200,000 barrels per day. The Mont Belvieu Fractionator operated at approximately 100% of capacity during the first quarter of 1998 and approximately 98%, 100% and 96% of capacity, respectively, during 1997, 1996, and 1995.


     The fractionator is owned 50% by Mont Belvieu Associates, which is owned 50% by each of the Partnership and Enterprise Products. The remaining 50% of the fractionator is owned equally by Enterprise, Texaco, Union Pacific Fuels and Burlington Resources. The owners of the fractionator, with the exception of the Partnership, account for approximately 75% of its revenues. Other major customers include Enron, Exxon, ARCO, Marathon, Warren and Phillips.

     MARKETS. The fractionator is located in proximity to major end-users of its specification products, ensuring consistent access to the largest domestic market for NGL products. In addition, the Mont Belvieu hub has access to deep-water port loading facilities via the Port of Houston, allowing access to import and export markets.

     SUPPLY. The Mont Belvieu Fractionator is fed by six major Y-grade pipelines (Attco, Chevron, Black Lake, Seminole, Chaparral and Panola). Through several pipeline interconnects and unloading facilities, the Mont Belvieu Fractionator also can access supply from a variety of other sources. Supply can either be brought directly into the facility or directed into underground salt dome storage. The Chaparral and Seminole pipelines gather Y-grade from a variety of natural gas processing plants in Texas, New Mexico, Oklahoma and the Mid-Continent area. The Chevron line transports NGLs from Chevron's East Texas and Central Texas facilities. Black Lake draws its supply from the Northern Louisiana region. The Attco pipeline draws its supply from South Texas and the Panola pipeline transports NGLs from East Texas. Additionally, import barrels can be brought to the Mont Belvieu Fractionator from locations on the Port of Houston.

     COMPETITION. The Mont Belvieu Fractionator competes for volumes of Y-grade with three other fractionators located in the Mont Belvieu hub and surrounding areas. Competitive factors for customers include primarily the level of fractionation fees charged and the relative amount of available capacity.

  PAINTER GAS PROCESSING PLANT

     The Painter Plant is located near Evanston, Wyoming and consists of a natural gas processing plant, a nitrogen rejection unit, a fractionator, an NGL terminal and interconnecting pipelines with truck and rail loading facilities. The fractionation facility has a capacity of approximately 6,000 barrels per day, depending on the feedstock composition. After fractionation, the propane, mixed butanes and natural gasoline are delivered through three interconnecting NGL pipelines to the Partnership's Millis Terminal and Storage Facility, which is located approximately seven miles from the Painter Plant. Truck and rail loading of fractionated products is provided at Millis, where there is approximately 14,000 barrels of aboveground storage for all products. The Painter Plant is located on Bureau of Land Management land that is leased to the Partnership and Enron (50% each) until September 2009. Millis is located on private lands and is under lease to the Partnership until September 2009.

     On February 14, 1997, the Partnership executed an operating lease agreement with Amoco Oil Company for Amoco's use of the Painter Plant fractionator and the Millis facilities with the nearby Amoco Painter Complex gas plant. The lease will generate approximately $1.0 million of cash flow per year for the Partnership. The primary term of the lease expires February 14, 2007, with evergreen provisions at the end of the primary term. Amoco took an assignment of all commercial arrangements in place on February 14, 1997, and assumed all day to day operations, maintenance, repairs and replacements, and all expenses (other than minor easement fees), taxes and charges associated with the fractionator and the Millis facilities. After year seven, Amoco may elect to purchase the fractionator and Millis facilities under certain terms.

MAJOR CUSTOMERS OF THE PARTNERSHIP

     Although the Partnership's 1997 revenues were derived from a wide customer base, revenues from Amoco Corporation, including its subsidiaries, accounted for approximately 11.9% of consolidated revenues. In 1996, revenues from Mobil Corporation and Amoco Corporation, including their subsidiaries, accounted for approximately 12.4% and 10.4%, respectively, of revenues. For the year ended December 31, 1995, revenues from Chevron Corporation and Amoco Corporation, including their subsidiaries, each accounted for approximately 10.2% of revenues.

EMPLOYEES

     The Partnership does not have any employees. The General Partner employs all persons necessary for the operation of the Partnership's business and the Partnership reimburses the General Partner for the services of such persons. As of March 6, 1998, the General Partner had approximately 550 employees. Twenty hourly personnel at the Cora Terminal are represented by the International Union of Operating Engineers under a collective bargaining agreement that expires in September 1998. No other employees of the General Partner are members of a union or have a collective bargaining agreement. The General Partner considers its relations with its employees to be good.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF THE GENERAL PARTNER

     As is commonly the case with publicly-traded limited partnerships, the Partnership does not employ any of the persons responsible for managing or operating the Partnership, but instead reimburses the General Partner for their services. Set forth below is certain information concerning the directors and executive officers of the General Partner. All directors of the General Partner are elected annually by, and may be removed by, Kinder Morgan, Inc. as the sole shareholder of the General Partner. All officers serve at the discretion of the directors of the Board of Directors of the General Partner.


                NAME                   AGE              POSITION WITH THE GENERAL PARTNER
                ----                   ---              ---------------------------------
Richard D. Kinder....................  53    Director, Chairman, and CEO
William V. Morgan....................  54    Director and Vice Chairman
Alan L. Atterbury*...................  55    Director
Edward O. Gaylord*...................  66    Director
Thomas B. King.......................  36    Director, President, and Chief Operating Officer
William V. Allison...................  51    Vice President, General Counsel
David G. Dehaemers, Jr...............  37    Vice President, Treasurer, and Chief Financial Officer
Clare H. Doyle.......................  43    Vice President, Secretary, and Corporate Counsel
James E. Higgins.....................  41    Vice President, Pacific Business Development and
                                               Marketing
Roger M. Knouse......................  47    Vice President, Houston Commercial Operations,
                                             Pipelines
Mary F. Morgan.......................  45    Vice President, Pacific Customer Service
Michael C. Morgan....................  29    Vice President, Corporate Development and Investments
Roger C. Mosby.......................  50    Vice President, Coal Commercial and Terminal Operations
William M. White.....................  52    Vice President, Pipeline Field Operations
Eashy Yang...........................  56    Vice President, Technical Services


---------------

* Member of the Conflicts and Audit Committee

     RICHARD D. KINDER was elected Director, Chairman, and Chief Executive Officer of the General Partner in February 1997. From 1992 to 1994, Mr. Kinder served as Chairman of the General Partner. From October 1990 until December 1996, Mr. Kinder was President of Enron Corp. Mr. Kinder was employed by Enron and its affiliates and predecessors for over 16 years.

     WILLIAM V. MORGAN was elected Director of the General Partner in June 1994 and Vice Chairman of the General Partner in February 1997. Mr. Morgan has been the President of Morgan Associates, Inc., an investment and pipeline management company, since February 1987, and Cortez Holdings Corporation, a related pipeline investment company, since October 1992. He has held legal and management positions in the energy industry since 1975, including the presidencies of three major interstate natural gas companies which are now a part of Enron: Florida Gas Transmission Company, Transwestern Pipeline Company and Northern Natural Gas Company. Prior to joining Florida Gas in 1975, Mr. Morgan was engaged in the private practice of law in Washington, D.C.


     ALAN L. ATTERBURY was elected Director of the General Partner in February 1997. Mr. Atterbury has been the Chief Executive Officer and President of Midland Loan Services, Inc. since its formation in April 1998. Mr. Atterbury co-founded Midland Loan Services, L.P. (the predecessors of Midland Loan Services, Inc.) and served as Chief Executive Officer and President from the partnership's inception in 1992 until April 1998. Mr. Atterbury was also the President and a Director of Midland Data Systems, the general partner of Midland Loan Services, L.P. from its inception in 1990 until April 1998. Mr. Atterbury has also been the President of Midland Properties, a property management and real estate development company, since 1980.

     EDWARD O. GAYLORD was elected Director of the General Partner in February 1997. Mr. Gaylord is the President of Gaylord & Company, a venture capital company located in Houston, Texas. Mr. Gaylord also serves as Chairman of the Board for EOTT Energy Corporation, an oil trading and transportation company also located in Houston, Texas. He is also President of Jacintoport Terminal Company.


     THOMAS B. KING was elected Director, President, and Chief Operating Officer of the General Partner in February, 1997. Prior to that, he held the position of Vice-President, Midwest Region for the General Partner from July 1995 until February 1997. Mr. King has held several positions since he joined Enron in 1989, including Vice President, Gathering Services of Transwestern Pipeline Company and Northern Natural Gas Company and as Regional Vice President, Marketing of Northern Natural Gas Company. From December 1989 to August 1993, he served as Director, Business Development for Northern Border Pipeline Company in Omaha, Nebraska.


     WILLIAM V. ALLISON was elected Vice President and General Counsel of the General Partner in April 1998. From 1977 to April 1998 Mr. Allison was employed at Enron Corp. where he held various executive positions, including President of Enron Liquid Services Corporation, Florida Gas Transmission Company and Houston Pipeline Company and Vice President and Associate General Counsel of Enron Corp. Prior to joining Enron Corp., he was an attorney at the FERC.



     DAVID G. DEHAEMERS, JR. was elected Treasurer in February 1997 of the General Partner and Vice President and Chief Financial Officer of the General Partner in August 1997. He served as Secretary of the General Partner from February 1997 to August 1997. From October 1992 to January 1997, he was Chief Financial Officer of Morgan Associates, Inc., an energy investment and pipeline management company. Mr. Dehaemers was previously employed by the national CPA firms of Ernst & Whinney and Arthur Young. He is a CPA and received his undergraduate Accounting degree from Creighton University in Omaha, Nebraska. Mr. Dehaemers received his law degree from the University of Missouri-Kansas City and is a member of the Missouri Bar.


     CLARE H. DOYLE was elected Vice President, Corporate Counsel and Secretary of the General Partner in August 1997. Prior to that, she was employed as counsel for Enron Operations Corp. from September 1996 to March 1997. From April 1988 to June 1996, she was counsel for PanEnergy Corp. (now Duke Energy).


     JAMES E. HIGGINS was elected Vice President, Pacific Business Development and Marketing of the General Partner in March 1998. Previously, Mr. Higgins was Director of Business Development for the former general partner of Santa Fe from 1993 until March 1998. Prior to that, he was Director of Business Development and Administration for Enron Oil Trading and Transportation in 1992 and Director of Business Development for GATX Terminals Corporation from 1989 until 1992. Mr. Higgins held manager positions in sales and operations for GATX from 1985 until 1989. He also held treasury and economic analyst positions with Powerline Oil Company from 1979 until 1983.


     ROGER M. KNOUSE was elected Vice President, Houston Commercial Operations, Pipelines of the General Partner in March 1998. Prior to that, he served as Director of Business Development for the General Partner from February 1997 until March 1998. Mr. Knouse was Director of Pipeline Services for Enron Liquid Service Corp. from July 1995 until February 1997 and Director of Pipeline Transportation for Enron Liquids Pipeline Company from January 1987 until July 1995. He held various operations and commercial positions with Enron Liquids Pipeline Company from November 1973 until January 1987.


     MARY F. MORGAN was elected Vice President, Pacific Customer Service of the General Partner in March 1998. Prior to that, she was Director, Customer Service Center for the former general partner of Santa Fe since 1997. Prior to this assignment, Ms. Morgan served as Director, Products Movement and District Manager, Western District for the former general partner of Santa Fe. Over the past twenty years, she also served in various engineering and operations assignments with the former general partner of Santa Fe, Exxon Pipeline Company, and Amoco Production Company.

     MICHAEL C. MORGAN was elected Vice President, Corporate Development and Investments of the General Partner in February 1997. From August 1995 until February 1997, Mr. Morgan was an associate with McKinsey & Company, an international management consulting firm. In 1995, Mr. Morgan received a Masters in Business Administration from the Harvard Business School. From March 1991 to June 1993, Mr. Morgan held various positions at PSI Energy, Inc., an electric utility, including Assistant to the Chairman. Mr. Morgan received a Bachelor of Arts in Economics and a Masters of Arts in Sociology from Stanford University in 1990. Mr. Morgan is the son of William V. Morgan.

     ROGER C. MOSBY was elected Vice President, Coal Commercial and Terminal Operations of the General Partner in February 1997. Prior to that, Mr. Mosby was Vice President for Enron Liquid Services Corp. from July 1994 until February 1997. He was Vice President of Enron Gas Processing Company from January 1990 until March 1994.


     WILLIAM M. WHITE was elected Vice President, Pipeline Field Operations of the General Partner in March 1998. Previously, Mr. White served as Vice President of Engineering for the former general partner of Santa Fe from 1993 until March 1998. Prior to that, he held various engineering and operation positions with the former general partner of Santa Fe since December 1974. Mr. White graduated from the University of Kentucky with a degree in Electrical Engineering and he completed graduate work in Business Administration at the University of Tulsa.


     EASHY YANG was elected Vice President, Technical Services of the General Partner in July 1997. Mr. Yang was Director of Engineering and Technical Services for Enron Operations Corp. from June 1993 until February 1997. Prior to that, he was Director of Technical Operations and held various engineering positions with Enron from September 1974 until June 1993.

                              SELLING UNITHOLDERS


     In September 1990, SFP Pipeline Holdings, Inc. issued $218,981,000 principal amount of its Variable Rate Exchangeable Debentures due 2010 (the "VREDs"). The VREDs were initially exchangeable into Units of Santa Fe upon the happening of certain events. As a result of the Partnership's acquisition of substantially all the assets of Santa Fe, each $1,000 principal amount of VREDs became exchangeable for 51.720927 Units (the "VRED Exchange"). Holders of approximately $217.67 million principal amount of VREDs elected to exchange their VREDs for an aggregate of 11,257,990 Units in the VRED Exchange, which terminated on May 26, 1998. The Partnership did not issue any new Units in the VRED Exchange. Instead, outstanding Units owned by the former general partner of Santa Fe were delivered to the VRED holders.



     On June 4, 1998, the Partnership will pay at par the $1.34 million of VREDs that did not elect to receive Units in the VRED Exchange. The Partnership will finance the payment of such amount through borrowings under its Credit Facility.


     As part of the VRED Exchange, the Partnership agreed to permit the VRED holders to resell the Units received in the VRED Exchange in this offering. The Units offered by the Selling Unitholders represent Units that the former VRED holders requested to be included in this offering.


     The following table sets forth certain information with respect to the Selling Unitholders and their beneficial ownership of the Units as of May 26, 1998 and as adjusted to reflect the sale of Units offered by the Selling Unitholders hereby. None of the Selling Unitholders has held any position or office or had any other material relationship with the Partnership or any predecessor or affiliate thereof, other than as a Unitholder thereof, during the past three years. Unless otherwise indicated, each Selling Unitholder named has sole voting and investment power with respect to its Units. The information presented in the preceding discussion and in the following table assumes that the over-allotment options are exercised in full.

                                        UNITS BENEFICIALLY               UNITS BENEFICIALLY
                                          OWNED PRIOR TO                    OWNED AFTER
                                            OFFERINGS        NUMBER OF       OFFERINGS
         NAME AND ADDRESS OF            ------------------     UNITS     ------------------
           BENEFICIAL OWNER             NUMBER    PERCENT     OFFERED    NUMBER    PERCENT
         -------------------            -------   --------   ---------   -------   --------

---------------

* Less than 1% of class.

                   MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

GENERAL

     The following discussion is a summary of material tax considerations that may be relevant to a prospective Unitholder. To the extent set forth herein the discussion is the opinion of Morrison & Hecker L.L.P. ("Counsel") as to the material federal income tax consequences of the ownership and disposition of Units. Counsel's opinion does not include portions of the discussion regarding factual matters or portions of the discussion which specifically state that it is unable to opine. There can be no assurance that the IRS will take a similar view of such tax consequences. Moreover, the Partnership has not and will not request a ruling from the IRS as to any matter addressed in this discussion.


     The following discussion is based upon current provisions of the Code, existing and proposed regulations thereunder and current administrative rulings and court decisions, including modifications made by the Taxpayer Relief Act of 1997 (the "1997 Act"), all as in effect on the date hereof. Such discussion is also based on the assumptions that the operation of the Partnership and its operating partnerships (collectively, the "Operating Partnerships") will be in accordance with the relevant partnership agreements. Such discussion is subject both to the accuracy of such assumptions and the continued applicability of such legislative, administrative and judicial authorities, all of which authorities are subject to change, possibly retroactively. Subsequent changes in such authorities may cause the tax consequences to vary substantially from the consequences described below, and any such change may be retroactively applied in a manner that could adversely affect a Unitholder.

     The discussion below is directed primarily to a Unitholder which is a United States person (as determined for federal income tax purposes). Except as specifically noted, the discussion does not address all of the federal income tax consequences that may be relevant to (i) a Unitholder in light of such holder's particular circumstances, (ii) a Unitholder that is a partnership, corporation, trust or estate (and their respective partners, shareholders and beneficiaries), (iii) Unitholders subject to special rules, such as certain financial institutions, tax-exempt entities, foreign corporations, non-resident alien individuals, regulated investment companies, insurance companies, dealers in securities, or traders in securities who elect to mark to market, and (iv) persons holding Units as part of a "straddle," "synthetic security," "hedge" or "conversion transaction" or other integrated investment. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

     The discussion deals only with Units held as "capital assets" within the meaning of Section 1221 of the Code.


     The federal income tax treatment of Unitholders depends in some instances on determinations of fact and interpretations of complex provisions of federal income tax laws for which no clear precedent or authority may be available. ACCORDINGLY, EACH PROSPECTIVE UNITHOLDER SHOULD CONSULT HIS OWN TAX ADVISORS WHEN DETERMINING THE FEDERAL, STATE, LOCAL AND ANY OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF UNITS.


LEGAL OPINIONS AND ADVICE

     The remainder of the discussion under this "Material Federal Income Tax Considerations" section is the opinion of Counsel as to material federal income tax consequences of the ownership and disposition of Units.

     Counsel has rendered its opinion to the Partnership to the effect that:

          (a) the Partnership and the Operating Partnerships are and will continue to be classified as partnerships for federal income tax purposes and will not be classified as associations taxable as corporations, assuming that the factual representations set forth in "-- General Features of Partnership Taxation -- Partnership Status" are adhered to by such partnerships.


          (b) Each person who (i) acquires beneficial ownership of Units pursuant to this offering and either has been admitted or is pending admission to the Partnership as an additional limited partner or (ii) acquired beneficial ownership of Units and whose Units are held by a nominee (so long as such person has the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of such Units) will be treated as a partner of the Partnership for federal income tax purposes.


     The following are material federal income tax issues associated with the ownership of Units and the operation of the Partnership with respect to which Counsel is unable to opine:

          1. Whether the appraised valuations of assets and allocation of such amounts (the "Book-Tax Disparity") between and among tangible assets (and the resulting net Curative Allocations) will be sustained if challenged by the IRS.

          2. Whether certain procedures utilized by the Partnership in administering the Section 754 election and the resulting Section 743(b) adjustments to any Unitholder's basis in their Units will be sustained if challenged by the IRS. See "-- Tax Treatment of Operations -- Section 754 Election."

          3. Whether the Partnership's monthly convention for allocations of Partnership income, gain, loss, deduction or credit to Partners will be respected. See "-- Disposition of Units -- Allocations Between Transferors and Transferees."

     A more detailed discussion of these items is contained in the applicable sections below.


     The opinion of Counsel is based on certain representations of the Partnership and the General Partner with respect to the nature of the income of the Partnership which is relevant to a determination of whether its income qualifies for the Natural Resource Exception pursuant to Section 7704 of the Code. See "-- General Features of Partnership Taxation -- Partnership Status." The opinion of Counsel is based upon existing provisions of the Code and the Regulations, existing administrative rulings and procedures of the IRS and existing court decisions. There can be no assurances that any of such authorities will not be changed in the future, which change could be retroactively applied. Such opinions represent only Counsel's best legal judgment as to the particular issues and are not binding on the IRS or the courts.

GENERAL FEATURES OF PARTNERSHIP TAXATION

     PARTNERSHIP STATUS. The applicability of the federal income tax consequences described herein depends on the treatment of the Partnership and the Operating Partnerships as partnerships for federal income tax purposes and not as associations taxable as corporations. For federal income tax purposes, a partnership is not a taxable entity, but rather a conduit through which all items of partnership income, gain, loss, deduction and credit are passed through to its partners. Thus, income and deductions resulting from partnership operations are allocated to the partners and are taken into account by the partners on their individual federal income tax returns. In addition, a distribution of money from a partnership to a partner generally is not taxable to the partner, unless the amount of the distribution exceeds the partner's tax basis in the partner's interest in the partnership. If the Partnership or any of the Operating Partnerships were classified for federal income tax purposes as an association taxable as a corporation, the entity would be a separate taxable entity. In such a case, the entity, rather than its members, would be taxed on the income and gains and would be entitled to claim the losses and deduction resulting from its operations. A distribution from the entity to a member would be taxable to the member in the same manner as a distribution from a corporation to a shareholder (i.e., as ordinary income to the extent of the current and accumulated earnings and profits of the entity, then as a nontaxable reduction of basis to the extent of the member's tax basis in the member's interest in the entity and finally as gain from the sale or exchange of the member's interest in the entity). Any such characterization of either the Partnership or one of the Operating Partnerships as an association taxable as a corporation would result in a material reduction of the anticipated cash flow and after-tax return to the Unitholders.

     Pursuant to Final Treasury Regulations 301.7701-1, 301.7701-2 and 301.7701-3, effective January 1, 1997 (the "Check-the-Box Regulations"), an entity in existence on January 1, 1997, will generally retain its current classification for federal income tax purposes. As of January 1, 1997, the Partnership was classified and taxed as a partnership. Pursuant to the Check-the-Box Regulations this prior classification will be respected for all periods prior to January 1, 1997, if (1) the entity had a reasonable basis for the claimed classification; (2) the entity recognized federal tax consequences of any change in classification within five years prior to January 1, 1997; and
(3) the entity was not notified prior to May 8, 1996, that the entity classification was under examination. Prior to the finalization of the Check-the-Box Regulations, the classification of an entity as a partnership was determined under a four factor test developed by a number of legal authorities. Based on this four factor test, the Partnership had a reasonable basis for its classification as a partnership. Moreover, the Partnership has not changed its classification and it has not received any notification that its classification was under examination.

     Section 7704 provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception exists with respect to publicly traded partnerships 90% or more of the gross income of which for every taxable year consists of "qualifying income" (the "Natural Resource Exception"). "Qualifying income" includes income and gains derived from the exploration, development, mining or production, processing, refining, transportation (including pipelines) or marketing of any mineral or natural resource including oil, natural gas or products thereof. Other types of "qualifying income" include interest, dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitute "qualifying income." The General Partner has represented that in excess of 90% of the Partnership's gross income will be derived from fees and charges for transporting (through the Liquids Pipelines) NGLs, CO(2) and other hydrocarbons, dividends from the corporation that owns the Mont Belvieu Fractionator and interest. Based upon that representation, Counsel is of the opinion that the Partnership's gross income derived from these sources will constitute "qualifying income."


     If (a) a publicly traded partnership fails to meet the National Resource Exception for any taxable year, (b) such failure is inadvertent, as determined by the IRS, and (c) the partnership takes steps within a reasonable time to once again meet the gross income test and agrees to make such adjustments and pay such amounts (including, possibly, the amount of tax liability that would be imposed on the partnership if it were treated as a corporation during the period of inadvertent failure) as are required by the IRS, such failure will not cause the partnership to be taxed as a corporation. The General Partner, as general partner of the Partnership, will use its best efforts to assure that the Partnership will continue to meet the qualifying income test for each taxable year and the Partnership anticipates that it will meet the test. If the Partnership fails to meet the qualifying income test with respect to any taxable year, the General Partner, as general partner of the Partnership, will use its best efforts to assure that the Partnership will qualify under the inadvertent failure exception discussed above.



     If the Partnership fails to meet the Natural Resource Exception (other than a failure determined by the IRS to be inadvertent that is cured within a reasonable time after discovery), the Partnership will be treated as if it had transferred all of its assets (subject to liabilities) to a newly-formed corporation (on the first day of the year in which it fails to meet the Natural Resource Exception) in return for stock in such corporation, and then distributed such stock to the partners in liquidation of their interests in the Partnership. This contribution and liquidation should be tax-free to the Unitholders and the Partnership, so long as the Partnership, at such time, does not have liabilities in excess of the basis of its assets. Thereafter, the Partnership would be treated as a corporation.



     If the Partnership or any Operating Partnership were treated as an association or otherwise taxable as a corporation in any taxable year, as a result of a failure to meet the Natural Resource Exception or otherwise, its items of income, gain, loss, deduction and credit would be reflected only on its tax return rather than being passed through to the Unitholders, and its net income would be taxed at the entity level at corporate rates. In addition, any distribution made to a Unitholder would be treated as either taxable dividend income (to the extent of the Partnership's current or accumulated earnings and profits), or, in the absence of earnings and profits as a nontaxable return of capital (to the extent of the Unitholder's basis in the Units) or taxable capital gain (after the Unitholder's basis in the Units is reduced to zero.) Accordingly, treatment of either the Partnership or any of the Operating Partnerships as an association taxable as a corporation would result in a material reduction in a Unitholder's cash flow and after-tax economic return on an investment in the Partnership and thus would likely result in a substantial reduction of the value of the Units.



     There can be no assurance that the law will not be changed so as to cause the Partnership or its Operating Partnerships to be treated as associations taxable as corporations for federal income tax purposes or otherwise to be subject to entity-level taxation. The Partnership Agreement provides that, if a law is enacted that subjects the Partnership to taxation as a corporation or otherwise subjects the Partnership to entity-level taxation for federal income tax purposes, certain provisions of the Partnership Agreement relating to the General Partner's incentive distributions will be subject to change.



     Under current law, the Partnership and the Operating Partnerships will be classified and taxed as partnerships for federal income tax purposes and will not be classified as associations taxable as corporations. This conclusion is based upon certain factual representations and covenants made by the General Partner including:



          (a) the Partnership and the Operating Partnerships will be operated strictly in accordance with (i) all applicable partnership statutes; (ii) the Partnership Agreements, and (iii) the description thereof in this Prospectus;


          (b) Except as otherwise required by Section 704 and the Regulations promulgated thereunder, the General Partner will have an interest in each material item of income, gain, loss, deduction or credit of the Partnership and each of the Operating Partnerships equal to at least 1% at all times during the existence of the Partnership and the Operating Partnerships;

          (c) The General Partner will maintain a minimum capital account balance in the Partnership and in the Operating Partnerships equal to 1% of the total positive capital account balances of the Partnership and the Operating Partnerships;

          (d) The General Partner will at all times act independently of the Unitholders;


          (e) For each taxable year, less than 10% of the aggregate gross income of the Partnership and the Operating Partnerships will be derived from sources other than (i) the exploration, development, production, processing, refining, transportation or marketing of any mineral or natural resource, including oil, gas or products thereof and naturally occurring carbon dioxide or (ii) other items of "qualifying income" within the definition of Section 7704(d);


          (f) Prior to January 1, 1997, the General Partner maintained throughout the term of the Partnership and the Operating Partnerships substantial assets (based upon the fair market value of its assets and excluding its interest in, and any account or notes receivable from or payable to, any limited partnership in which the General Partner has any interest) that could be reached by the creditors of the Partnership and the Operating Partnerships; and

          (g) The Partnership and each of the Operating Partnerships have not elected association classification under the Check-the-Box Regulations or otherwise and will not elect such classification.


     No ruling from the IRS has been requested or received with respect to the classification of the Partnership and the Operating Partnerships for federal income tax purposes and the opinion of Counsel is not binding on the IRS.


     The following discussion assumes that the Partnership and the Operating Partnerships are, and will continue to be, treated as partnerships for federal income tax purposes. If either assumption proves incorrect, most, if not all, of the tax consequences described herein would not be applicable to Unitholders. In particular, if the Partnership is not a partnership, a Unitholder may be treated for federal income tax purposes (i) as recognizing ordinary income, as the result of any payments to him in respect of partnership distributions and (ii) as not being entitled to allocations of partnership income, gain, loss and deduction.


     LIMITED PARTNER STATUS. Unitholders who have been admitted as limited partners will be treated as partners of the Partnership for federal income tax purposes. Moreover, the IRS has ruled that assignees of partnership interests who have not been admitted to a partnership as partners, but who have the capacity to exercise substantial dominion and control over the assigned partnership interests, will be treated as partners for federal income tax purposes. On the basis of this ruling, except as otherwise described herein, (a) assignees who have executed and delivered Transfer Applications, and are awaiting admission as limited partners and (b) Unitholders whose Units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their Units will be treated as partners of the Partnership for federal income tax purposes. There is no direct authority which addresses the status of assignees of Units who are entitled to execute and deliver Transfer Applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver Transfer Applications. Counsel cannot opine as to the status of these persons as partners of the Partnership. Income, gain, deductions, losses or credits of the Partnership would not appear to be reportable by a Unitholder who is not a partner, and any cash distributions received by such Unitholders would therefore be fully taxable as ordinary income. These Unitholders should consult their own tax advisors with respect to their status as partners in the Partnership for federal income tax purposes. A purchaser or other transferee of Units who does not execute and deliver a Transfer Application may not receive certain federal income tax information or reports furnished to Unitholders of record, unless the Units are held in a nominee or street name account and the nominee or broker has executed and delivered a Transfer Application with respect to such Units.

     A beneficial owner of Units whose Units have been transferred to a short seller to complete a short sale would appear to lose the status as a partner with respect to such Units for federal income tax purposes. See "-- Disposition of Units -- Treatment of Short Sales and Deemed Sales."


TAX CONSEQUENCES OF UNIT OWNERSHIP


     RATIO OF TAXABLE INCOME TO DISTRIBUTIONS. Kinder Morgan G.P., Inc., the General Partner of the Partnership (the "General Partner"), estimates that a purchaser of a Unit in the offering made hereby who holds such Unit through the record date for the distribution with respect to the final calendar quarter of 2001 (assuming for this purpose quarterly distributions on the Units with respect to each year during that period are equal to the most recent announced quarterly distribution rate of $0.60 per Unit) will be allocated an amount of federal taxable income of less than 20% of the amount of cash distributed to such Unitholder with respect to each such year during that period. Thereafter, any Unitholder will receive an increased allocation of federal taxable income as a percentage of cash distributed primarily because of the continuing reduction in depreciation expense attributable to the use of 150% declining balance depreciation method for a significant portion of the Partnership's assets.


     The foregoing estimates are based upon numerous assumptions regarding the business and operations of the Partnership (including assumptions as to tariffs, capital expenditures, cash flows and anticipated cash distributions). Such estimates and assumptions are subject to, among other things, numerous business, economic, regulatory and competitive uncertainties that are beyond the control of the General Partner or the Partnership and to certain tax reporting positions (including estimates of the relative fair market values of the assets of the Partnership and the validity of certain curative allocations) that the General Partner has adopted or intends to adopt and with which the Internal Revenue Service ("IRS") could disagree. Accordingly, no assurance can be given that the estimates will prove to be correct. The actual percentages could be higher or lower than as described above, and such differences could be material.


     It is extremely difficult to project with any precision the ratio of taxable income to cash distributions for any particular Unitholder. The amount of taxable income recognized by any particular Unitholder in any particular year will depend upon a number of factors including, but not limited to: (a) the amount of federal taxable income generally recognized by the Partnership; (b) the gains attributable to specific asset sales that may be wholly or partially attributable to Section 704(c) Gain (as defined below) which will be specially allocated to certain Unitholders depending on which asset(s) are sold; (c) the
Section 743(b) basis adjustment available to any particular Unitholder based upon its purchase price for a Unit and the amount by which such price exceeded the proportionate share of inside tax basis of the Partnership's assets attributable to such Unit when such Unit was purchased; and (d) the impact of any adjustments to taxable income reported by the Partnership or conventions utilized by the General Partner in allocating curative allocations between and among Unitholders. The amounts of depreciation deductions and net curative allocations available to a Unitholder may be a major contributing factor to the differences in the amount of taxable income allocated to any Unitholder.



     FLOW-THROUGH OF TAXABLE INCOME. No federal income tax will be paid by the Partnership. Instead, each Unitholder will be required to report on such Unitholder's income tax return such Unitholder's allocable share of the income, gains, losses and deductions of the Partnership without regard to whether corresponding cash distributions are received by such Unitholders. Consequently, a Unitholder may be allocated income from the Partnership even if the Unitholder has not received a cash distribution. Each Unitholder must include in income his allocable share of Partnership income, gain, loss and deduction for the taxable year of the Partnership ending with or within the taxable year of the Unitholder.



     TREATMENT OF PARTNERSHIP DISTRIBUTIONS. Under Section 731 of the Code, a partner will recognize gain as a result of a distribution from a partnership only if the partnership distributes an amount of money to the partner which exceeds such partner's adjusted tax basis in the partnership interest prior to the distribution. The amount of gain is limited to this excess. Cash distributions in excess of such Unitholder's basis generally will be considered to be gain from the sale or exchange of the Units, taxable in accordance with the rules described under "-- Disposition of Units" below.


     A decrease in a Unitholder's percentage interest in the Partnership, because of the issuance by the Partnership of additional Units, or otherwise, will decrease a Unitholder's share of nonrecourse liabilities of the Partnership, if any, and thus will result in a corresponding deemed distribution of cash. The Partnership does not currently have, and the General Partner does not anticipate that it will have, any material amounts of nonrecourse liabilities.


     A non-pro rata distribution of money or property may result in ordinary income to a Unitholder, regardless of such Unitholder's tax basis in Units, if the distribution reduces such Unitholder's share of the Partnership's "Section 751 Assets." "Section 751 Assets" are defined by the Code to include assets giving rise to depreciation recapture or other "unrealized receivables" or "substantially appreciated inventory". For this purpose, inventory is substantially appreciated if its value exceeds 120% of its adjusted basis. In addition to depreciation recapture, "unrealized receivables" include rights to payment for goods (other than capital assets) or services to the extent not previously includable in income under a partnership's method of accounting. To the extent that such a reduction in a Unitholder's share of Section 751 Assets occurs, the Partnership will be deemed to have distributed a proportionate share of the Section 751 Assets to the Unitholder followed by a deemed exchange of such assets with the Partnership in return for the non-pro rata portion of the actual distribution made to such Unitholder. This deemed exchange will generally result in the realization of ordinary income under Section 751(b) by the Unitholder. Such income will equal the excess of (1) the non-pro rata portion of such distribution over (2) the Unitholder's tax basis in such Unitholder's share of Section 751 Assets deemed relinquished in the exchange.



     BASIS OF UNITS. A Unitholder's initial tax basis for a Unit will be the amount paid for the Unit plus his share, if any, of nonrecourse liabilities of the Partnership. A partner also includes in the tax basis for such partnership interest any capital contributions that such partner actually makes to the Partnership and such partner's allocable share of all Partnership income and gains, less the amount of all distributions that such partner receives from the Partnership and such partner's allocable share of all Partnership losses. For purposes of these rules, if a partner's share of Partnership liabilities is reduced for any reason, the partner is deemed to have received a cash distribution equal to the amount of such reduction. The partner will recognize gain as a result of this deemed cash distribution if, and to the extent that, the deemed cash distribution exceeds the partner's adjusted tax basis for his partnership interest.

     LIMITATIONS ON DEDUCTIBILITY OF LOSSES. Generally, a Unitholder may deduct his share of losses incurred by the Partnership only to the extent of his tax basis in the Units which he holds. A further "at risk" limitation may operate to limit deductibility of losses in the case of an individual Unitholder or a corporate Unitholder (if more than 50% in the value of its stock is owned directly or indirectly by five or fewer individuals or certain tax-exempt organizations) if the "at risk" amount is less than the Unitholder's basis in the Units. A Unitholder must recapture losses deducted in previous years to the extent that the Partnership distributions cause such Unitholder's at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a Unitholder or recaptured as a result of theses limitations will carry forward and will be allowable to the extent that the Unitholder's basis or at risk amount (whichever is the applicable limiting factor) is increased. Upon the taxable dispositions of a Unit, a Unitholder may offset any gain recognized by losses previously suspended by the at-risk limitation. However, any loss suspended by the basis limitations is not available to offset recognized gain. Any suspended loss, whether by reason of the basis limitation or the at-risk limitation, which exceeds the gain is no longer utilizable.



     In general, a Unitholder will be "at risk" to the extent of the purchase price of the Unitholder's Units but this may be less than the Unitholder's basis for the Units in an amount equal to the

Unitholder's share of nonrecourse liabilities, if any, of the Partnership. A Unitholder's at risk amount will increase or decrease as the basis of such Units held increases or decreases (excluding any effect on basis resulting from changes in the Unitholder's share of Partnership nonrecourse liabilities).


     The passive loss limitations generally provide that individuals, estates, trusts, certain closely-held corporations and personal service corporations can deduct losses from passive activities (generally, activities in which the taxpayer does not materially participate) only to the extent of the taxpayer's income from such passive activities. The passive loss limitations are not applicable to a widely held corporation. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, the losses generated by the Partnership, if any, will only be available to offset future income generated by the Partnership and will not be available to offset income from other passive activities or investments (including other publicly traded partnerships) or salary or active business income. Passive losses that are not deductible, because they exceed the Unitholder's allocable share of income generated by the Partnership would be deductible in the case of a fully taxable disposition of such Units to an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions such as the at risk rules and the basis limitation.


     The IRS has announced that Treasury Regulations will be issued that characterize net passive income from a publicly traded partnership as investment income for purposes of the limitations on the deductibility of investment interest.


     LIMITATIONS ON INTEREST EXPENSE. The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of such taxpayer's "net investment income." As noted, a Unitholder's net passive income from the Partnership will be treated as investment income for this purpose. In addition, the Unitholder's share of the Partnership's portfolio income will be treated as investment income. Investment interest expense includes (i) interest on indebtedness properly allocable to property held for investment, (ii) the Partnership's interest expense attributed to portfolio income, and (iii) the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income. The computation of a Unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a Unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income pursuant to the passive loss rules less deductible expenses (other than interest) directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

     ALLOCATION OF INCOME, GAIN, LOSS AND DEDUCTION. In general, the Partnership's items of income, gain, loss and deduction will be allocated, for book and tax purposes, among the General Partner, in its capacity as general partner, and the Unitholders in the same proportion that available cash is distributed (as between the General Partner and the Unitholders) in respect of such taxable year. If distributions of available cash are not made in respect of a particular taxable year, such items will be allocated among the partners in accordance with their respective percentage interests. If the Partnership has a net loss, items of income, gain, loss and deduction will be allocated, first, to the General Partner and the Unitholders in accordance with their respective percentage interests to the extent of their positive book capital accounts, and second, to the General Partner. On a liquidating sale of assets, the Partnership Agreement provides separate gain and loss allocations, designed to the extent possible, (i) to eliminate a deficit in any partner's book capital account and
(ii) to produce book capital accounts which, when followed on liquidation, will result in each Unitholder recovering Unrecovered Capital, and a distributive share of any additional value.

     The Section 704 Regulations require that capital accounts be (1) credited with the fair market value of property contributed to the partnership (net of liabilities encumbering the contributed property that the partnership is considered to assume or take subject to pursuant to Section 752)

("Contributed Property"), (2) credited with the amount of cash contributed to the partnership and (3) adjusted by items of depreciation, amortization, gain and loss attributable to partnership properties that have been computed by taking into account the book value (rather than tax basis) of such properties. (As a result, such capital accounts are often referred to as "book" capital accounts.) A partner's capital account must also be reduced by (i) the amount of money distributed to such partner by the partnership, (ii) the fair market value of property distributed to such partner by the partnership (net of liabilities encumbering the distributed property that such Unitholder is considered to assume or take subject to pursuant to Section 752) and (iii) a distributive share of certain partnership expenses that are neither deductible nor amortizable.


     The "Book-Tax Disparities" created by crediting capital accounts with the value of Contributed Properties are eliminated through tax allocations that cause the partner whose book capital account reflects unrealized gain or loss to bear the corresponding tax benefit or burden associated with the recognition of such unrealized gain or loss in accordance with the principles of Section 704(c). The allocations of these tax items that differ in amount from their correlative book items do not have economic effect, because they are not reflected in the partners' capital accounts. However, the allocations of such items will be deemed to be in accordance with the partners' interests in the partnership if they are made in accordance with the Section 704(c) Regulations.

     In addition, the Regulations permit the partners' capital accounts to be increased or decreased to reflect the revaluation of partnership property (at fair market value) if the adjustments are made for a substantial non-tax business purpose in connection with a contribution or distribution of money or other property in consideration for the acquisition or relinquishment of an interest in the partnership. These adjustments may also create Book-Tax Disparities, which the Regulations require to be eliminated through tax allocations in accordance with Section 704(c) principles.


     Except as discussed below, items of income, gain, loss and deduction allocated to the Unitholders, in the aggregate, will be allocated among the Unitholders in accordance with the number of Units held by such Unitholder. Special tax (but not book) allocations will be made to reflect Book-Tax Disparities with respect to Contributed Properties. The Partnership Agreement also provides for certain special allocations of income and gain as required by the qualified income offset and minimum gain chargeback provisions. In addition, the General Partner is empowered by the Partnership Agreement to allocate various Partnership items other than in accordance with the percentage interests of the General Partner and the Unitholders when, in its judgment, such special allocations are necessary to comply with applicable provisions of the Code and the Regulations and to achieve uniformity of Units. See "-- Uniformity of Units."


     With respect to Contributed Property, the Partnership Agreement provides that, for federal income tax purposes, items of income, gain, loss and deduction shall first be allocated among the partners in a manner consistent with Section 704(c). In addition, the Partnership Agreement provides that items of income, gain, loss and deduction attributable to any properties when, upon the subsequent issuance of any Units, the Partnership has adjusted the book value of such properties to reflect unrealized appreciation or depreciation in value from the later of the Partnership's acquisition date for such properties or the latest date of a prior issuance of Units ("Adjusted Property") shall be allocated for federal income tax purposes in accordance with Section 704(c) principles. Thus, deductions for the depreciation of Contributed Property and Adjusted Property will be specially allocated to the non-contributing Unitholders and gain or loss from the disposition of such property attributable to the Book-Tax Disparity (the "Section 704(c) Gain") will be allocated to the contributing Unitholders so that the non-contributing Unitholders will be allowed, to the extent possible, cost recovery and depreciation deductions and will be allocated gain or loss from the sale of assets generally as if they had purchased a direct interest in the Partnership's assets.


     The Partnership Agreement also requires gain from the sale of properties that is characterized as recapture income to be allocated among the Unitholders and the General Partner (or its successors) in the same manner in which such partners were allocated the deductions giving rise to such recapture income. Final Treasury Regulations under Section 1245 provide that depreciation recapture will be specially allocated based on the allocation of the deductions giving rise to such recapture income, as provided for in the Partnership Agreement.



     Items of gross income and deduction will be allocated in a manner intended to eliminate Book-Tax Disparities, if any, that are not eliminated by Section 704(c) allocations as a result of the application of the Ceiling Rule with respect to Contributed Property or Adjusted Property ("Curative Allocations"). Such Curative Allocations of gross income and deductions to preserve the uniformity of the income tax characteristics of Units will not have economic effect, because they will not be reflected in the capital accounts of the Unitholders. However, such allocations will eliminate Book-Tax Disparities and are thus consistent with the Regulations under Section 704(c). With the exception of certain conventions adopted by the Partnership with respect to administration of the Section 754 election and the attendant Section 743(b) basis adjustments discussed at "-- Tax Treatment of Operations-Section 754 Election"; and allocation of the effect of unamortizable Section 197 book-up amounts and common inside basis, allocations under the Partnership Agreement will be given effect for federal income tax purposes in determining a Unitholder's distributive share of an item of income, gain, loss or deduction. There are, however, uncertainties in the Regulations relating to allocations of partnership income, and Unitholders should be aware that some of the allocations in the Partnership Agreement may be successfully challenged by the IRS. See
"-- Tax Treatment of Operations-Section 754 Election --" and "-- Uniformity of Units" for a discussion of such allocations.


TAX TREATMENT OF OPERATIONS

     ACCOUNTING METHOD AND TAXABLE YEAR. The Partnership currently maintains the calendar year as its taxable year and has adopted the accrual method of accounting for federal income tax purposes.

     TAX BASIS, DEPRECIATION AND AMORTIZATION. The Partnership's tax bases for its assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, after adjustment for intervening depreciation or cost recovery deductions, gain or loss on the disposition of such assets.


     The Partnership and the Operating Partnerships will have tangible assets of substantial value (including the pipelines and related equipment). A significant portion of the assets were placed in service prior to the effective dates of the accelerated cost recovery system and will be depreciated over a 17 1/2 year period on a declining balance method. The General Partner will depreciate certain assets using the accelerated methods provided for under Section 168 of the Code. In addition, the Partnership will use accelerated methods provided for under Section 167 of the Code to depreciate certain other assets during the early years of the depreciable lives of those assets, and then elect to use the straight line method in subsequent years.


     The Partnership allocated the capital account value among the Partnership's assets after the acquisition of Santa Fe based upon their relative fair market values established by an independent appraisal. Any amount in excess of the fair market values of specific tangible assets may constitute non-amortizable intangible assets (including goodwill).


     The tax basis of goodwill and most other intangible assets used in a trade or business acquired after August 10, 1993 (or prior to that time in certain events), may be amortized over 15 years. The Partnership would not be able to amortize goodwill, if any, created as a result of the acquisition of Santa Fe for tax capital account or income tax purposes because of the step-in-the shoes and anti-churning rules of Section 197. However, see "-- Section 754 Election" with respect to the amortization of Section 743(b) adjustments available to a purchase of Units. The IRS may challenge either the fair market values or the useful lives assigned to assets contributed in the Santa Fe transaction or which are otherwise owned by the Partnership. If any such challenge or characterization were successful, the deductions allocated to a Unitholder in respect of such assets would be reduced and a Unitholder's share of taxable income from the Partnership would be increased accordingly. Any such increase could be material.


     If the Partnership disposes of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain (determined by reference to the amount of depreciation previously deducted and the nature of the property) may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a partner that has taken cost recovery or depreciation deductions with respect to property owned by the Partnership may be required to recapture such deductions upon a sale of such partner's interest in the Partnership. See "-- Allocation of Partnership Income, Gain, Loss and Deduction" and "-- Disposition of Units -- Recognition of Gain or Loss."

     Costs incurred in organizing a partnership may be amortized over any period selected by the partnership not shorter than 60 months. The costs incurred in promoting the issuance of Units, including underwriting commissions and discounts, must be capitalized and cannot be deducted currently, ratably or upon termination of the Partnership. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized, and as syndication expenses which may not be amortized.


     VALUATION OF PROPERTY OF THE PARTNERSHIP. The federal income tax consequences of the acquisition, ownership and disposition of Units will depend in part on estimates by the General Partner of the relative fair market values, and determinations of the tax basis, of the assets of the Partnership. Although the General Partner may from time to time consult with professional appraisers with respect to valuation matters, many of the relative fair market value estimates will be made solely by the General Partner. These estimates are subject to challenge and will not be binding on the IRS or the courts. In the event the determinations of fair market value are subsequently found to be incorrect, the character and amount of items of income, gain, loss, deductions or credits previously reported by Unitholders might change, and Unitholders might have additional tax liability for such prior periods.



     SECTION 754 ELECTION. The Partnership has previously made a Section 754 election and will make another Section 754 election after the Santa Fe transaction for protective purposes. This election is irrevocable and may not be revoked without the consent of the IRS. The election will generally permit a purchaser of Units to adjust such purchaser's share of the basis in the Partnership's properties ("Common Basis") pursuant to Section 743(b) to reflect the purchase price paid for such Units. In the case of Units purchased in the market, the Section 743(b) adjustment acts in concert with Section 704(c) allocations (and Curative Allocations, if respected) in providing the purchaser of such Units with the equivalent of a fair market value Common Basis. See
"-- Allocation of Partnership Income, Gain, Loss and Deduction." The Section 743(b) adjustment is attributed solely to a purchaser of Units and is not added to the bases of the Partnership's assets associated with Units held by other Unitholders. (For purposes of this discussion, a Unitholder's inside basis in the Partnership's assets will be considered to have two components: (1) the Unit holder's share of the Partnership's actual basis in such assets ("Common Basis") and (2) the Unitholder's Section 743(b) adjustment allocated to each such asset.)

     A Section 754 election is advantageous if the transferee's basis in Units is higher than the Partnership's aggregate Common Basis allocable to that portion of its assets represented by such Units immediately prior to the transfer. In such case, pursuant to the election, the transferee would take a new and higher basis in the transferee's share of the Partnership's assets for purposes of calculating, among other items, depreciation deductions and the applicable share of any gain or loss on a sale of the Partnership's assets. Conversely, a Section 754 election is disadvantageous if the transferee's basis in such Units is lower than the Partnership's aggregate Common Basis allocable to that portion of its assets represented by such Units immediately prior to the transfer. Thus, the amount that a Unitholder will be able to obtain upon the sale of Units may be affected either favorably or adversely by the election. A constructive termination of the Partnership will also cause a Section 708 termination of the Operating Partnerships. Such a termination could also result in penalties or loss of basis adjustments under Section 754, if the General Partner were unable to determine that the termination had occurred and, therefore, did not timely file a tax return or make appropriate Section 754 elections for the "new" Partnership.


     Proposed Treasury Regulation Section 1.743-1(j)(4)(B) generally requires the Section 743(b) adjustment attributable to recovery property to be depreciated as if the total amount of such adjustment were attributable to newly-acquired recovery property placed in service when the purchase of a Unit occurs. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 rather than cost recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Although Counsel is unable to opine as to the validity of such an approach, the Partnership intends to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of the Partnership property (to the extent of any unamortized Book-Tax Disparity) using a rate of depreciation derived from the depreciation method and useful life applied to the Common Basis of such property, despite its inconsistency with Proposed Treasury Regulation Section 1.743-1(j)(4)(B) and Treasury Regulation
Section 1.167(c)-1(a)(6). If an asset is not subject to depreciation or amortization, no Section 743(b) adjustment would be available to that extent. If the General Partner determines that such position cannot reasonably be taken, it may adopt a depreciation convention under which all purchasers acquiring Units in the same month would receive depreciation, whether attributable to Common Basis or Section 743(b) basis, based upon the same applicable rate as if they had purchased a direct interest in the Partnership's property. Such an aggregate approach, or any other method required as a result of an IRS examination, may result in lower annual depreciation deductions than would otherwise be allowable to certain Unitholders. See "-- Uniformity of Units."


     The allocation of the Section 743(b) adjustment must be made in accordance with the principles of Section 1060. Based on these principles, the IRS may seek to reallocate some or all of any Section 743(b) adjustment not so allocated by the Partnership to intangible assets which have a longer 15 year amortization period and which are not eligible for accelerated depreciation methods generally applicable to other assets of the Partnership.


     The calculations involved in the Section 754 election are complex and will be made by the Partnership on the basis of certain assumptions as to the value of the Partnership assets and other matters. There is no assurance that the determinations made by the Partnership will not be successfully challenged by the IRS and that the deductions attributable to them will not be disallowed or reduced.


     MONT BELVIEU FRACTIONATOR. OLP-A owns all of the capital stock of a corporation that owns an indirect interest in the Mont Belvieu Fractionator. As a corporation, it will be subject to entity-level taxation for federal and state income tax purposes. The Partnership, as its shareholder, will include in its income any amounts distributed to it by such corporation to the extent of such corporation's current and accumulated earnings and profits. The General Partner estimates that a portion of the cash distributions to the Partnership by such corporation will be treated as taxable dividends. It is anticipated, however, that such corporation will be liquidated in 1998.


     ALTERNATIVE MINIMUM TAX. Each Unitholder will be required to take into account such holder's distributive share of any items of the Partnership's income, gain or loss for purposes of the alternative minimum tax
("AMT") -- currently a tax of 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income of individuals. Alternative minimum taxable income is calculated using the 150% declining balance method of depreciation with respect to personal property and 40-year straight-line depreciation for real property. These depreciation methods are not as favorable as the alternative straight line and accelerated methods provided for under Section 168 which the Partnership will use in computing its income for regular federal income tax purposes. Accordingly, a Unitholder's AMT taxable income derived from the Partnership may be higher than such holder's share of the Partnership's net taxable income. Prospective Unitholders should consult with their tax advisors as to the impact of an investment in Units on their liability for the alternative minimum tax.

DISPOSITION OF UNITS


     RECOGNITION OF GAIN OR LOSS. A Unitholder will recognize gain or loss on a sale of Units equal to the difference between the amount realized and a Unitholder's tax basis for the Units sold. A Unitholder's amount realized will be measured by the sum of the cash received or the fair market value of other property received, plus such Unitholder's share of the Partnership's nonrecourse liabilities. Because the amount realized includes a Unitholder's share of the Partnership's nonrecourse liabilities, the gain recognized on the sale of Units could result in a tax liability in excess of any cash received from such sale.



     In general, the Partnership's items of income, gain, loss and deduction will be allocated, for book and tax purposes, among the General Partner, in its capacity as general partner, and the Unitholders in the same proportion that Available Cash is distributed (as between the General Partner and the Unitholders) in respect of such taxable year. If distributions of Available Cash are not made in respect of a particular taxable year, such items will be allocated among the partners in accordance with their respective percentage interests. If a Unitholder has received distributions from the Partnership which exceed the cumulative net taxable income allocated to him, his basis will decrease to an amount less than his original purchase price for the Units. In effect, this amount would increase the gain recognized on sale of the Unit(s). Under such circumstances, a gain could result even if the Unit(s) are sold at a price less than their original cost.

     The IRS has ruled that a partner acquiring interests in a partnership in separate transactions at different prices must maintain an aggregate adjusted tax basis in a single partnership interest and that, upon sale or other disposition of some of the interests, a portion of such aggregate tax basis must be allocated to the interests sold on the basis of some equitable apportionment method. The ruling is unclear as to how the holding period is affected by this aggregation concept. If this ruling is applicable to the Unitholders, the aggregation of tax bases of a Unitholder effectively prohibits such holder from choosing among Units with varying amounts of unrealized gain or loss as would be possible in a stock transaction. Thus, the ruling may result in an acceleration of gain or deferral of loss on a sale of a portion of a Unitholder's Units. It is not clear whether the ruling applies to publicly traded partnerships, such as the Partnership, the interests in which are evidenced by separate Units and, accordingly, Counsel is unable to opine as to the effect such ruling will have on a Unitholder. A Unitholder considering the purchase of additional Units or a sale of Units purchased at differing prices should consult a tax advisor as to the possible consequences of such ruling.



     Should the IRS successfully contest the convention used by the Partnership to amortize only a portion of the Section 743(b) adjustment (described under "-- Tax Treatment of Operations -- Section 754 Election") attributable to an Amortizable Section 197 Intangible after a sale of Units, a Unitholder could realize more gain from the sale of its Units than if such convention had been respected. In that case, the Unitholder may have been entitled to additional deductions against income in prior years, but may be unable to claim them, with the result of greater overall taxable income than appropriate. Counsel is unable to opine as to the validity of the convention because of the lack of specific regulatory authority for its use.



     TREATMENT OF SHORT SALES AND DEEMED SALES. Under the 1997 Act, a taxpayer is treated as having sold an "appreciated" partnership interest (one in which gain would be recognized if such interest were sold), if such taxpayer or related persons entered into one or more positions with respect to the same or substantially identical property which, for some period, substantially eliminated both the risk of loss and opportunity for gain on the appreciated financial position (including selling "short against the box" transactions). Unitholders should consult with their tax advisers in the event they are considering entering into a short sale transaction or any other risk arbitrage transaction involving Units.


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


     A Unitholder whose Units are loaned to a "short seller" to cover a short sale of Units will be considered as having transferred beneficial ownership of those Units and will, thus, no longer be a partner with respect to those Units during the period of the loan. As a result, during this period, any the Partnership income, gain, deductions, losses or credits with respect to those Units would appear not to be reportable by the holders thereof, any cash distributions received by such Unitholders with respect to those Units would be fully taxable and all of such distributions would appear to be treated as ordinary income. The IRS may also contend that a loan of Units to a "short seller" constitutes a taxable exchange. If this contention were successfully made, a lending Unitholder may be required to recognize gain or loss. UNITHOLDERS DESIRING TO ENSURE THEIR STATUS AS PARTNERS SHOULD MODIFY THEIR BROKERAGE ACCOUNT AGREEMENTS, IF ANY, TO PROHIBIT THEIR BROKERS FROM BORROWING THEIR UNITS.



     CHARACTER OF GAIN OR LOSS. Generally, gain or loss recognized by a Unitholder (other than a "dealer" in Units) on the sale or exchange of a Unit will be taxable as capital gain or loss. For transactions after July 29, 1997, the 1997 Act lengthens the holding period required for long-term capital gain treatment to 18 months in order to qualify a gain for an effective maximum tax rate of 20%. The 1997 Act also creates a mid-term capital gain concept for assets held for more than 12 months, but not more than 18 months, for which the maximum tax rate is 28%. Capital assets sold at a profit within 12 months of purchase would result in short term capital gains taxed at ordinary income tax rates. Any gain or loss, however, will be separately computed and taxed as ordinary income or loss under Section 751 to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or to "inventory" owned by the Partnership. The 1997 Act provides for a maximum 25% tax rate for depreciation recapture attributable to "unrecaptured Section 1250 gain". Section 1250 generally applies to depreciation recognized in excess of straight line depreciation on real property (other than Section 1245 property) which is of a character subject to depreciation. The term "unrealized receivables" also includes potential recapture items other than depreciation recapture. Ordinary income attributable to unrealized receivables, inventory and depreciation recapture may exceed net taxable gain realized upon the sale of a Unit and may be recognized even if there is a net taxable loss realized on the sale of a Unit. Any loss recognized on the sale of Units will generally be a capital loss. Thus, a Unitholder may recognize both ordinary income and a capital loss upon a disposition of Units. Net capital loss may offset no more than $3,000 of ordinary income in the case of individuals and may only be used to offset capital gain in the case of a corporation.



     ALLOCATIONS BETWEEN TRANSFERORS AND TRANSFEREES. In general, the Partnership's taxable income and losses will be determined annually and will be prorated on a monthly basis and subsequently apportioned among the Unitholders in proportion to the number of Units owned by them as of the opening of the first business day of the month to which the income and losses relate even though Unitholders may dispose of their Units during the month in question. Gain or loss realized on a sale or other disposition of Partnership assets other than in the ordinary course of business will be allocated among the Unitholders of record as of the opening of the NYSE on the first business day of the month in which such gain or loss is recognized. As a result of this monthly allocation, a Unitholder transferring Units in the open market may be allocated income, gain, loss, deduction, and credit accrued after the transfer.



     The use of the monthly conventions discussed above may not be permitted by existing Treasury Regulations and, accordingly, Counsel is unable to opine on the validity of the method of allocating income and deductions between a transferor and a transferee of Units. If a monthly convention is not allowed by the Treasury Regulation (or only applies to transfers of less than all of the Unitholder's Units), taxable income or losses of the Partnership might be reallocated among the Unitholders. The General Partner is authorized to review the Partnership's method of allocation between transferors and transferees (as well as among partners whose interests otherwise vary during a taxable period) to conform to a method permitted by future Treasury Regulations.


     A Unitholder who owns Units at any time during a quarter and who disposes of such Units prior to the record date set for a distribution with respect to such quarter will be allocated items of
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

Partnership income and gain attributable to such quarter for the months during which such Units were owned but will not be entitled to receive such cash distribution.

     NOTIFICATION REQUIREMENTS. A Unitholder who sells or exchanges Units is required to notify the Partnership in writing of such sale or exchange within 30 days of the sale or exchange and in any event by no later than January 15 of the year following the calendar year in which the sale or exchange occurred. The Partnership is required to notify the IRS of such transaction and to furnish certain information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects such sale through a broker. Additionally, a transferor and a transferee of a Unit will be required to furnish statements to the IRS, filed with their income tax returns for the taxable year in which the sale or exchange occurred, which set forth the amount of the consideration received for such Unit that is allocated to goodwill or going concern value of the Partnership. Failure to satisfy such reporting obligations may lead to the imposition of substantial penalties.


     CONSTRUCTIVE TERMINATION. The Partnership and the Operating Partnerships will be considered to have been terminated if there is a sale or exchange of 50% or more of the total interests in partnership capital and profits within a 12-month period. A constructive termination results in the closing of a partnership's taxable year for all partners and the "old" Partnership (before termination) is deemed to have contributed its assets to the "new" Partnership and distributed interests in the "new" Partnership to the Unitholders. The "new" Partnership is then treated as a new partnership for tax purposes. A constructive termination of the Partnership will also cause a Section 708 termination of the Operating Partnerships. Such a termination could also result in penalties or loss of basis adjustments under Section 754, if the Partnership were unable to determine that the termination had occurred and, therefore, did not timely file a tax return and make the appropriate Section 754 elections for the "new" Partnership.



     In the case of a Unitholder reporting on a fiscal year other than a calendar year, the closing of a tax year of the Partnership may result in more than 12 months' taxable income or loss of the Partnership being includable in its taxable income for the year of termination. New tax elections required to be made by the Partnership, including a new election under Section 754, must be made subsequent to the constructive termination. A constructive termination would also result in a deferral of the Partnership deductions for depreciation and amortization. In addition, a termination might either accelerate the application of or subject the Partnership to any tax legislation enacted with effective dates after the date of the termination.



     ENTITY-LEVEL COLLECTIONS. If the Partnership is required under applicable law to pay any federal, state or local income tax on behalf of any Unitholder or the General Partner or former Unitholders, the General Partner is authorized to pay such taxes from Partnership funds. Such payments, if made, will be deemed current distributions of cash to such Unit holder or the General Partner as the case may be. The General Partner is authorized to amend the Partnership Agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of Units and to adjust subsequent distributions so that after giving effect to such deemed distributions, the priority and characterization of distributions otherwise applicable under the Partnership Agreement is maintained as nearly as is practicable. Payments by the Partnership as described above could give rise to an overpayment of tax on behalf of an individual partner in which event, the partner could file a claim for credit or refund.


     UNIFORMITY OF UNITS. The Partnership cannot trace the chain of ownership of any particular Unit. Therefore, it is unable to track the economic and tax characteristics related to particular Units from owner to owner. Consequently, uniformity of the economic and tax characteristics of the Units to a purchaser of Units must be maintained. In order to achieve uniformity, compliance with a number of federal income tax requirements, both statutory and regulatory, could be substantially diminished. For example, a lack of uniformity can result from a literal application of Proposed Treasury Regulation Section 1.743-1(j)(4)(B) and Treasury Regulation Section 1.167(c)-1(a)(6) and from the effect of the Ceiling Rule on the Partnership's ability to make allocations to eliminate Book-Tax Disparities attributable to Contributed Properties and partnership property that has been revalued and reflected in the partners' capital accounts. If the IRS were to challenge such conventions intended to achieve uniformity and such challenge were successful, the tax consequences of holding particular Units could differ. Any such non-uniformity could have a negative impact on the value of Units.


     The Partnership intends to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property or Adjusted Property (to the extent of any unamortized Book-Tax Disparity) using a rate of depreciation derived from the depreciation method and useful life applied to the Common Basis of such property, despite its inconsistency with Proposed Treasury Regulation Section 1.743-1(j)(4)(B) and Treasury Regulation Section 1.167(c)-1(a)(6). See "Tax Treatment of
Operations -- Section 754 Election." If the Partnership determines that such a position cannot reasonably be taken, the Partnership may adopt a depreciation convention under which all purchasers acquiring Units in the same month would receive depreciation, whether attributable to Common Basis or Section 743(b) basis, based upon the same applicable rate as if they had purchased a direct interest in the Partnership's property. If such an aggregate approach is adopted, it may result in lower annual depreciation deductions than would otherwise be allowable to certain Unitholders and risk the loss of depreciation deductions not taken in the year that such deductions are otherwise allowable. This convention will not be adopted if the Partnership determines that the loss of depreciation deductions would have a material adverse effect on a Unitholder. If the Partnership chooses not to utilize this aggregate method, the Partnership may use any other reasonable depreciation convention to preserve the uniformity of the intrinsic tax characteristics of Units that would not have a material adverse effect on the Unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If such a challenge were to be sustained, the uniformity of Units might be affected.


     Items of income and deduction, including the effects of any unamortizable intangibles under the Proposed Treasury Regulation Section 197-2(g)(1), will be specially allocated in a manner that is intended to preserve the uniformity of intrinsic tax characteristics among all Units, despite the application of the Ceiling Rule to Contributed Properties and Adjusted Properties. Such special allocations will be made solely for federal income tax purposes. See "-- Tax Consequences of Ownership of Units" and "-- Allocations of Income, Gain, Loss and Deduction."

     TAX-EXEMPT ORGANIZATIONS AND CERTAIN OTHER INVESTORS. Ownership of Units by certain tax-exempt entities, regulated investment companies and foreign persons raises issues unique to such persons and, as described below, may have substantially adverse tax consequences.


     Employee benefit plans and most other organizations exempt from federal income tax (including IRAs and other retirement plans) are subject to federal income tax on unrelated business taxable income in excess of $1,000, and each such entity must file a tax return for each year in which it has more than $1,000 of gross income included in computing unrelated business taxable income. Substantially all of the taxable income derived by such an organization from the ownership of a Unit will be unrelated business taxable income and thus will be taxable to such a Unitholder at the maximum corporate tax rate. Also, to the extent that the Partnership holds debt financed property, the disposition of a Unit could result in unrelated business taxable income.


     A regulated investment company is required to derive 90% or more of its gross income from interest, dividends, gains from the sale of stocks or securities or foreign currency or certain related sources. It is not anticipated that any significant amount of the Partnership's gross income will include those categories of income.

     Non-resident aliens and foreign corporations, trusts or estates which acquire Units will be considered to be engaged in business in the United States on account of ownership of Units. As a result, they will be required to file federal tax returns in respect of their distributive shares of Partnership income, gain, loss, deduction or credit and pay federal income tax at regular tax rates on such income. Generally, a partnership is required to pay a withholding tax on the portion of the partnership income which is effectively connected with the conduct of a United States trade or business and which is allocable to the foreign partners, regardless of whether any actual distributions have been made to such partners. However, under procedural guidelines applicable to publicly traded partnerships, the Partnership has elected instead to withhold (or a broker holding Units in street name will withhold) at the rate of 39.6% on actual cash distributions made quarterly to foreign Unitholders. Each foreign Unitholder must obtain a taxpayer identification number from the IRS and submit that number to the Transfer Agent on a Form W-8 in order to obtain credit for the taxes withheld. Subsequent adoption of Treasury Regulations or the issuance of other administrative pronouncements may require the Partnership to change these procedures.



     Because a foreign corporation which owns Units will be treated as engaged in a United States trade or business, such a Unitholder may be subject to United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its allocable share of the Partnership's earnings and profits (as adjusted for changes in the foreign corporation's "U.S. net equity") that are effectively connected with the conduct of a United States trade or business. Such a tax may be reduced or eliminated by an income tax treaty between the United States and the country with respect to which the foreign corporate Unitholder is a "qualified resident." In addition, such a Unitholder must comply with special reporting requirements under Section 6038C.



     An interest in the Partnership may also constitute a "United States Real Property Interest" ("USRPI") under Section 897(c) of the Code. For this purpose, Treasury Regulation Section 1.897-1(c)(2)(iv) treats a publicly traded partnership the same as a corporation. Assuming that the Units continue to be regularly traded on an established securities market, a foreign Unitholder who sells or otherwise disposes of a Unit and who has not held more than 5% in value of the Units, including Units held by certain related individuals and entities at any time during the five-year period ending on the date of the disposition, will qualify for an exclusion from USRPI treatment and will not be subject to federal income tax on gain realized on the disposition that is attributable to real property held by the Partnership. However, such a Unitholder may be subject to federal income tax on any gain realized on the disposition that is treated as effectively connected with a United States trade or business of the foreign Unitholder (regardless of a foreign Unitholder's percentage interest in the Partnership or whether Units are regularly traded). A foreign Unitholder will be subject to federal income tax on gain attributable to real property held by the Partnership if the Unitholder held more than 5% in value of the Units, including Units held by certain related individuals and entities, during the five-year period ending on the date of the disposition or if the Units were not regularly traded on an established securities market at the time of the disposition.



     A foreign Unitholder will also be subject to withholding under Section 1445 of the Code if such Unitholder owns, including Units held by certain related individuals and entities, more than a 5% interest in the Partnership. Under
Section 1445 a transferee of a USRPI is required to deduct and withhold a tax equal to 10% of the amount realized on the disposition of a USRPI if the transferor is a foreign person.


ADMINISTRATIVE MATTERS


     INFORMATION RETURNS AND AUDIT PROCEDURES. The Partnership intends to furnish to each Unitholder within 90 days after the close of each Partnership taxable year, certain tax information, including a Schedule K-1, which sets forth each Unitholder's allocable share of the Partnership's income, gain, loss, deduction and credit. In preparing this information, which will generally not be reviewed by counsel, the General Partner will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine the respective

Unitholder's allocable share of income, gain, loss, deduction and credits. There is no assurance that any such conventions will yield a result which conforms to the requirements of the Code, the Regulations or administrative interpretations of the IRS. The General Partner cannot assure a current or prospective Unitholder that the IRS will not successfully contend in court that such accounting and reporting conventions are impermissible.



     No assurance can be given that the Partnership will not be audited by the IRS or that tax adjustments will not be made. The rights of a Unitholder owning less than a 1% profits interest in the Partnership to participate in the income tax audit process have been substantially reduced. Further, any adjustments in the Partnership's returns will lead to adjustments in Unitholder's returns and may lead to audits of their returns and adjustments of items unrelated to the Partnership. Each Unitholder would bear the cost of any expenses incurred in connection with an examination of such Unitholder's personal tax return.


     Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss, deduction and credit are determined at the partnership level in a unified partnership proceeding rather than in separate proceedings with the partners. Under the 1997 Act, any penalty relating to an adjustment to a partnership item is determined at the partnership level. The Code provides for one partner to be designated as the "Tax Matters Partner" for these purposes. The Partnership Agreement appoints the General Partner as the Tax Matters Partner.


     The Tax Matters Partner will make certain elections on behalf of the Partnership and Unitholders and can extend the statute of limitations for assessment of tax deficiencies against holders of Units with respect to the Partnership items. The Tax Matters Partner may bind a Unitholder with less than a 1% profits interest in the Partnership to a settlement with the IRS, unless such holder elects, by filing a statement with the IRS, not to give such authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review (to which all the holders of Units are bound) of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, such review may be sought by any holder having at least a 1% interest in the profits of the Partnership or by Unitholders having in the aggregate at least a 5% profits interest. However, only one action for judicial review will go forward, and each Unitholder with an interest in the outcome may participate.



     A Unitholder must file a statement with the IRS identifying the treatment of any item on its federal income tax return that is not consistent with the treatment of the item on the Partnership's return to avoid the requirement that all items be treated consistently on both returns. Intentional or negligent disregard of the consistency requirement may subject a Unitholder to substantial penalties.

     ELECTING LARGE PARTNERSHIPS. The 1997 Act provides that certain partnerships with at least 100 partners may elect to be treated as an electing large partnership ("ELP") for tax years ending after December 31, 1997. If further revisions are made to the law, it is possible that at some future date the Partnership will make this election to be taxed as an electing large partnership. However, based on current law it is not contemplated that such an election will be made for 1998 or any subsequent year.



     Under the reporting provisions of the 1997 Act, each partner of an ELP will take into account separately such partner's share of several designated items, determined at the partnership level. The ELP procedures provide that any tax adjustments generally would flow through to the Unitholders for the year in which the adjustment takes effect, and the adjustments would not affect prior-year returns of any Unitholder, except in the case of changes to any Unitholder's distributive share. In lieu of passing through an adjustment to the Unitholders, the Partnership may elect to pay the tax resulting from any audit adjustment. The Partnership, and not the Unitholders, would be liable for any interest and penalties resulting from a tax adjustment.

     NOMINEE REPORTING. Persons who hold an interest in the Partnership as a nominee for another person are required to furnish to the Partnership (a) the name, address and taxpayer identification number of the beneficial owners and the nominee; (b) whether the beneficial owner is (i) a person that is not a United States person, (ii) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing or
(iii) a tax-exempt entity; (c) the amount and description of Units held, acquired or transferred for the beneficial owners; and (d) certain information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales. Brokers and financial institutions are required to furnish additional information, including whether they are a United States person and certain information on Units they acquire, hold or transfer for their own account. A penalty of $50 per failure (up to a maximum of $100,000 per calendar year) is imposed by the Code for failure to report such information to the Partnership. The nominee is required to supply the beneficial owner of the Units with the information furnished to the Partnership.


     REGISTRATION AS A TAX SHELTER. The Code requires that "tax shelters" be registered with the Secretary of the Treasury. The Treasury Regulations interpreting the tax shelter registration provisions of the Code are extremely broad. It is arguable that the Partnership is not subject to the registration requirement on the basis that (i) it does not constitute a tax shelter, or (ii) it constitutes a projected income investment exempt from registration. However, the General Partner registered the Partnership as a tax shelter with the IRS when it was originally formed in the absence of assurance that the Partnership would not be subject to tax shelter registration and in light of the substantial penalties which might be imposed if registration was required and not undertaken. The Partnership's tax shelter registration number with the IRS is 9228900496. This number will be provided to every Unit holder with year-end tax information. ISSUANCE OF THE REGISTRATION NUMBER DOES NOT INDICATE THAT AN INVESTMENT IN THE PARTNERSHIP OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE IRS. The Partnership must furnish the registration number to the Unitholder, and a Unitholder who sells or otherwise transfers a Unit in a subsequent transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a Unit to furnish such registration number to the transferee is $100 for each such failure. The Unitholder must disclose the tax shelter registration number of the Partnership on Form 8271 to be attached to the tax return on which any deduction, loss, credit or other benefit generated by the Partnership is claimed or income of the Partnership is included. A Unitholder who fails to disclose the tax shelter registration number on such holder's tax return, without reasonable cause for such failure, will be subject to a $250 penalty for each such failure. Any penalties discussed herein are not deductible for federal income tax purposes.


     ACCURACY-RELATED PENALTIES. An additional tax equal to 20% of the amount of any portion of an underpayment of tax which is attributable to one or more of certain listed causes, including substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. No penalty will be imposed, however, with respect to any portion of an underpayment if it is shown that there was a reasonable cause for such portion and that the taxpayer acted in good faith with respect to such portion.

     A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion (i) is attributable to an item with respect to which there is, or was, "substantial authority" for the position taken on the return or (ii) is attributable to an item for which there was a reasonable basis for the tax treatment of the items and as to which the pertinent facts are disclosed on the return. Certain more stringent rules apply to "tax shelters," which term includes a partnership if a significant purpose of such entity is the avoidance or evasion of income tax. This term does not appear to include the Partnership. If any Partnership item of income, gain, loss, deduction or credit included in the distributive shares of Unit holders might result in such an "understatement" of income for which no "substantial authority" exists, the Partnership must disclose the pertinent facts on its return. In addition, the Partnership will make a reasonable effort to furnish sufficient information for Unitholders to make adequate disclosure on their returns to avoid liability for this penalty.


     A substantial valuation misstatement exists if the value of any property (or the adjusted basis of any property) claimed on a tax return is 200% or more of the amount determined to be the correct amount of such valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement is in excess of $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

STATE, LOCAL AND OTHER TAXES


     Unitholders may be subject to other taxes, such as state and local taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which the Partnership does business or owns property. Unit holders should consider state and local tax consequences of an investment in the Partnership. The Partnership owns an interest in the Operating Partnerships, which own property or conduct business in Arizona, California, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Missouri, Nebraska, Nevada, New Mexico, Oregon, Texas and Wyoming. A Unitholder will likely be required to file state income tax returns and/or to pay such taxes in most of such states and may be subject to penalties for failure to do so. Some of the states may require the Partnership to withhold a percentage of income from amounts that are to be distributed to a Unitholder that is not a resident of the state. Such amounts withheld, if any, which may be greater or less than a particular Unitholder's income tax liability to the state, generally do not relieve the non-resident Unitholder from the obligation to file a state income tax return. Amounts withheld, if any, will be treated as if distributed to Unitholders for purposes of determining the amounts distributed by the Partnership. Based on current law and its estimate of future partnership operations, the General Partner anticipates that any amounts required to be withheld will not be material. In addition, an obligation to file tax returns or to pay taxes may arise in other states.



     It is the responsibility of each prospective Unitholder to investigate the legal and tax consequences, under the laws of pertinent states or localities, of an investment in the Partnership. Further, it is the responsibility of each Unitholder to file all state and local, as well as federal tax returns that may be required of such Unitholder. Counsel has not rendered an opinion on the state and local tax consequences of an investment in the Partnership.

                                  UNDERWRITING


     Subject to the terms and conditions of the Underwriting Agreement, the Partnership and the Selling Unitholders have agreed to sell to each of the Underwriters named below, and each of such Underwriters has severally agreed to purchase from the Partnership and the Selling Unitholders, the respective number of Units set forth opposite its name below:



                                                              NUMBER OF
                        UNDERWRITER                             UNITS
                        -----------                           ---------
Goldman, Sachs & Co. .......................................
PaineWebber Incorporated....................................
Prudential Securities Incorporated..........................
Dain Rauscher Wessels, a division of Dain Rauscher
  Incorporated..............................................
Howard, Weil, Labouisse, Friedrichs Incorporated ...........
Wheat First Securities, Inc. ...............................
                                                              ---------
          Total.............................................  6,500,000
                                                              =========


     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Units offered hereby, if any are taken.


     The Underwriters propose to offer the Units in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a
concession of $     per Unit. The Underwriters may allow, and such dealers may
reallow, a concession not in excess of $     per Unit to certain brokers and
dealers. After the Units are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.



     The Partnership has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 975,000 additional Units solely to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of Units to be purchased by each of them, as shown in the foregoing table, bears to the Units offered.



     During the period beginning from the date of this Prospectus and continuing to and including the date 90 days after the date of this Prospectus, the Partnership has agreed not to offer, sell, contract to sell or otherwise dispose of, except as provided hereunder, any Units or securities of the Partnership (or any of its affiliates) that are substantially similar to the Units, including but not limited to, any securities that are convertible into or exchangeable for, or that represent the right to receive, Units or any such substantially similar securities other than (i) in connection with the acquisition of assets, businesses or the capital stock or other ownership interests of businesses by the Partnership in exchange for Units, if the recipient(s) of such Units agree(s) not to offer, sell, contract to sell, or otherwise dispose of during such period any Units received in connection with such acquisition(s) and (ii) pursuant to employee unit option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of the date of this Prospectus, without the prior written consent of Goldman, Sachs & Co.



     Because the National Association of Securities Dealers, Inc. ("NASD") views the Units offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD's Conduct Rules. The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority without the prior written approval of the transaction by the customer.



     In connection with the offering, the Underwriters may purchase and sell Units in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Units and short positions created by the Underwriters involve the sale by the Underwriters of a greater number of Units than they are required to purchase from the Partnership and the Selling Unitholders in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of Units sold in the offering may be reclaimed by the Underwriters if such Units are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Units, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.



     Certain of the Underwriters and their affiliates have from time to time performed various investment banking and financial advisory services for the Partnership and its affiliates for which they have received customary fees and reimbursement of their out-of-pocket expenses. Within the twelve months preceding this offering, Goldman, Sachs & Co. acted as financial advisors to the General Partner in connection with the Partnership's acquisition of SFPP and the general partner interest in Santa Fe and Paine Webber Incorporated was sole underwriter of an equity offering by the Partnership in August 1997.



     Goldman, Sachs Credit Partners L.P., an affiliate of Goldman, Sachs & Co., served as syndication agent and a lender and First Union National Bank, an affiliate of Wheat First Securities, Inc., served as administrative agent and as lender under the Partnership's Credit Facility for which they received customary fees and out-of-pocket expense reimbursement. Substantially all of the net proceeds of this offering to be received by the Partnership will be used to repay lenders under the Credit Facility, including Goldman, Sachs Credit Partners, L.P. and First Union National Bank. Since the amount to be repaid to such lenders exceeds 10% of the net proceeds of this offering to be received by the Partnership, the offering is being made pursuant to the provisions of Rule 2710(c)(8) of the NASD's Conduct Rules.



     First Union Corporation, an affiliate of Wheat First Securities, Inc., owns 24.99% of the outstanding capital stock of KMI, which in turn owns all of the outstanding capital stock of the General Partner.


     The Partnership and the Selling Unitholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS


     Certain legal matters with respect to the validity of the Units and certain federal income tax considerations are being passed upon by Morrison & Hecker L.L.P., Kansas City, Missouri, as counsel for the Partnership. Certain legal matters are being passed upon for the Underwriters by Andrews & Kurth L.L.P.


                                    EXPERTS


     The consolidated financial statements as of and for the year ended December 31, 1997 of the Partnership and its subsidiaries and the financial statements as of and for the year ended December 31, 1997 of Mont Belvieu Associates incorporated in this Prospectus by reference to the Partnership's Annual Report on Form 10-K for the year ended December 31, 1997, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


     The consolidated financial statements of the Partnership and subsidiaries and the financial statements of Mont Belvieu Associates as of December 31, 1996 and for the two years ended December 31, 1996 included in the Partnership's Annual Report on Form 10-K for the year ended

December 31, 1997 and incorporated by reference in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

     The consolidated financial statements of Santa Fe as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 incorporated in this Prospectus by reference to the Partnership's Current Report on Form 8-K dated March 5, 1998, as amended, have been so incorporated in reliance upon the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


     The balance sheet of the General Partner as of December 31, 1997, incorporated by reference in the Registration Statement of which this Prospectus is a part, has been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

================================================================================

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE PARTNERSHIP SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT ITS DATE.

                               ------------------

                               TABLE OF CONTENTS


                                          PAGE
                                          ----
Available Information...................   iii
Incorporation of Certain Documents......   iii
Information Regarding Forward Looking
  Statements............................    iv
Summary.................................     1
Risk Factors............................     7
Use of Proceeds.........................     9
Price Range of Units and Distribution
  Policy................................    10
Capitalization..........................    11
Unaudited Pro Forma Combined Financial
  Statements............................    12
Selected Historical Financial and
  Operating Data........................    18
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................    20
The Partnership.........................    31
Management..............................    45
Selling Unitholders.....................    47
Material Federal Income Tax
  Considerations........................    48
Underwriting............................    68
Legal Matters...........................    69
Experts.................................    69


================================================================================

================================================================================

                             6,500,000 COMMON UNITS

                     REPRESENTING LIMITED PARTNER INTERESTS


                              [KINDER MORGAN LOGO]

                               ------------------

                                   PROSPECTUS

                               ------------------

                              GOLDMAN, SACHS & CO.


                            PAINEWEBBER INCORPORATED


                       PRUDENTIAL SECURITIES INCORPORATED

                             DAIN RAUSCHER WESSELS

                    A DIVISION OF DAIN RAUSCHER INCORPORATED


                                 HOWARD, WEIL,

                             LABOUISSE, FRIEDRICHS


                                  INCORPORATED



                               WHEAT FIRST UNION

================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following sets forth the estimated expenses and costs expected to be incurred in connection with the issuance and distribution of the securities registered hereby. All such costs shall be paid pro rata by the Partnership and the Selling Unitholders based upon the number of Units being sold in the offering.


Securities and Exchange Commission registration fee.........   $79,350.44
NYSE Fees...................................................   $   *
NASD Filing Fees............................................   $23,900.00
Printing....................................................   $   *
Legal fees and expenses.....................................   $   *
Accounting fees and expenses................................   $   *
Transfer Agent and Registrar Fees and Expenses..............   $   *
Miscellaneous...............................................   $   *
                                                               ----------
          Total.............................................   $   *
                                                               ==========


---------------

* To be filed by amendment

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Partnership Agreement provides that the Partnership will indemnify any person who is or was an officer or director of the General Partner or any departing partner, to the fullest extent permitted by law. In addition, the Partnership may indemnify, to the extent deemed advisable by the General Partner and to the fullest extent permitted by law, any person who is or was serving at the request of the General Partner or any affiliate of the General Partner or any departing partner as an officer or director of the General Partner, a departing partner or any of their Affiliates (as defined in Partnership Agreement) ("Indemnitees") from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including, without limitation, legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an officer or director or a person serving at the request of the Partnership in another entity in a similar capacity, provided that in each case the Indemnitee acted in good faith and in a manner which such Indemnitee believed to be in or not opposed to the best interests of the Partnership and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful. Any indemnification under these provisions will be only out of the assets of the Partnership and the General Partner shall not be personally liable for, or have any obligation to contribute or loan funds or assets to the Partnership to enable it to effectuate, such indemnification. The Partnership is authorized to purchase (or to reimburse the General Partner or its affiliates for the cost of) insurance against liabilities asserted against and expenses incurred by such person to indemnify such person against such liabilities under the provisions described above.

     Article XII(c) of the Certificate of Incorporation of the General Partner (the "Corporation" therein) contains the following provisions relating to indemnification of directors and officers:

          (c) Each director and each officer of the corporation (and such holder's heirs, executors and administrators) shall be indemnified by the corporation against expenses reasonably incurred by him in connection with any claim made against him or any action, suit or proceeding to which he may be made a party, by reason of such holder being or having been a director or officer of the corporation (whether or not he continues to be a director or officer of the corporation at the time of incurring such expenses), except in cases where the claim made against him shall be admitted by him to be just, and except in cases where such action, suit or proceeding shall be settled prior to adjudication by payment of all or a substantial portion of the amount claimed, and except in cases in which he shall be adjudged in such action, suit or proceeding to be liable or to have been derelict in the performance of such holder's duty as such director or officer. Such right of indemnification shall not be exclusive of other rights to which he may be entitled as a matter of law.

     Richard D. Kinder, the Chairman of the Board of Directors and Chief Executive Officer of the General Partner, and William V. Morgan, a Director and Vice Chairman of the General Partner, are also officers and directors of Kinder Morgan, Inc., the parent corporation of the General Partner ("KMI") and are entitled to similar indemnification from KMI pursuant to KMI's certificate of incorporation and bylaws.

ITEM 16. EXHIBITS


       ****1.1            -- Underwriting Agreement dated as of                , 1998
                             by and among Kinder Morgan Energy Partners, L.P. and
                             Goldman Sachs & Co., as representative for the
                             Underwriters.
          *2.1            -- Second Amended and Restated Partnership Agreement of
                             Kinder Morgan Energy Partners, L.P. dated January 14,
                             1998.
          *4.1            -- Form of Certificate representing a Unit.
       ****5.1            -- Form of Opinion of Morrison & Hecker L.L.P. as to the
                             legality of the securities registered hereby.
       ****8.1            -- Form of Opinion of Morrison & Hecker L.L.P. as to certain tax matters.
      ****23.1            -- Consent of Morrison & Hecker L.L.P. (included in Exhibits
                             5.1 and 8.1).
       ***23.2            -- Consent of Price Waterhouse LLP.
       ***23.3            -- Consent of Price Waterhouse LLP.
       ***23.4            -- Consent of Arthur Andersen LLP.
     *****24.1            -- Power of Attorney (included on signature page).
        **99.1            -- Balance Sheet of Kinder Morgan G.P., Inc. dated December
                             31, 1997.

---------------

     * Incorporated by reference from Kinder Morgan Energy Partners, L.P.'s Amendment No. 1 to Registration Statement on Form S-4 filed February 4, 1998 (file no. 333-44519).

    ** Incorporated by reference from Amendment No. 1 to Kinder Morgan Energy
       Partners, L.P.'s registration statement on Form S-4 filed April 14, 1998 (File No. 333-46709).

  *** Filed herewith.

 **** To be filed by amendment.

***** Previously filed.


ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Amendment No. 1 to Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on May 27, 1998.



                                            KINDER MORGAN ENERGY PARTNERS, L.P.
                                            (A Delaware Limited Partnership)

                                            By: KINDER MORGAN G.P., INC.
                                              as General Partner

                                            By:   /s/ WILLIAM V. MORGAN
                                              ----------------------------------
                                                      William V. Morgan
                                                        Vice Chairman



     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                        NAME                                        TITLE                    DATE
-----------------------------------------------------  --------------------------------  ------------

                /s/ RICHARD D. KINDER                  Director, Chairman of the Board   May 27, 1998
-----------------------------------------------------    and Chief Executive Officer of
                 *Richard D. Kinder                      Kinder Morgan G.P., Inc.
                                                         (Principal Executive Officer)

                /s/ WILLIAM V. MORGAN                  Director and Vice Chairman of     May 27, 1998
-----------------------------------------------------    Kinder Morgan G.P., Inc.
                  William V. Morgan

                /s/ ALAN L. ATTERBURY                  Director of Kinder Morgan G.P.,   May 27, 1998
-----------------------------------------------------    Inc.
                 *Alan L. Atterbury

                /s/ EDWARD O. GAYLORD                  Director of Kinder Morgan G.P.,   May 27, 1998
-----------------------------------------------------    Inc.
                 *Edward O. Gaylord

                 /s/ THOMAS B. KING                    Director, President and Chief     May 27, 1998
-----------------------------------------------------    Operating Officer of Kinder
                   *Thomas B. King                       Morgan G.P., Inc.

             /s/ DAVID G. DEHAEMERS, JR.               Vice President, Treasurer and     May 27, 1998
-----------------------------------------------------    Chief Financial Officer
              *David G. Dehaemers, Jr.                   (Principal Financial and
                                                         Accounting Officer)


*by    /s/ WILLIAM V. MORGAN

    --------------------------------
           William V. Morgan
            Attorney-in-Fact

                               INDEX TO EXHIBITS


        EXHIBIT
         NUMBER
        -------
       ****1.1           -- Underwriting Agreement dated as of                , 1998
                            by and among Kinder Morgan Energy Partners, L.P. and
                            Goldman Sachs & Co., as representative for the
                            Underwriters.
          *2.1           -- Second Amended and Restated Partnership Agreement of
                            Kinder Morgan Energy Partners, L.P. dated January 14,
                            1998.
          *4.1           -- Form of Certificate representing a Unit.
       ****5.1           -- Form of Opinion of Morrison & Hecker L.L.P. as to the
                            legality of the securities registered hereby.
       ****8.1           -- Form of Opinion of Morrison & Hecker L.L.P. as to certain tax matters.
      ****23.1           -- Consent of Morrison & Hecker L.L.P. (included in Exhibits
                            5.1 and 8.1).
       ***23.2           -- Consent of Price Waterhouse LLP.
       ***23.3           -- Consent of Price Waterhouse LLP.
       ***23.4           -- Consent of Arthur Andersen LLP.
     *****24.1           -- Power of Attorney (included on signature page).
        **99.1           -- Balance Sheet of Kinder Morgan G.P., Inc. dated December
                            31, 1997.

---------------

     * Incorporated by reference from Kinder Morgan Energy Partners, L.P.'s Amendment No. 1 to Registration Statement on Form S-4 filed February 4, 1998 (file no. 333-44519).

    ** Incorporated by reference from Amendment No. 1 to Kinder Morgan Energy
       Partners, L.P.'s registration statement on Form S-4 filed April 14, 1998 (File No. 333-46709).

  *** Filed herewith.

 **** To be filed by amendment.

***** Previously filed.